SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------
                       SCHEDULE 14A--INFORMATION REQUIRED
                               IN PROXY STATEMENT
                       ----------------------------------
                            SCHEDULE 14A INFORMATION

                    Proxy Statement Pursuant to Section 14(a)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)
                       ----------------------------------
                           Filed by the Registrant |X|
                 Filed by a Party other than the Registrant |_|
                       ----------------------------------

Check the appropriate box:

|X|  Preliminary Proxy Statement
|_| Confidential, for use of the Commission Only (as permitted by Rule 14a-6(e)(2))
|_|  Definitive Proxy Statement
|_|  Definitive Additional Materials
|_|  Soliciting Materials Pursuant toss.240.14a-12

                              MARKET AMERICA, INC.
                ------------------------------------------------
                (Name of Registrant as Specified in its Charter)


                ------------------------------------------------
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

|_|  No fee required.

|X|  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     1)   Title of each class of securities to which transaction applies:

          Common Stock, $.00001 par value per share
          -----------------------------------------

     2)   Aggregate number of securities to which transaction applies:

          3,708,350 shares of Common Stock
          --------------------------------

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth amount on which the filing fee is calculated and state how it was determined):

          The filing fee is determined based upon the product of 3,708,350
          ----------------------------------------------------------------
          shares of Common Stock and the merger consideration of $8.00 per
          ----------------------------------------------------------------
          share. In accordance with 14(g) of the Securities Exchange Act of
          -----------------------------------------------------------------
          1934, the filing fee was determined by calculating a fee of $92 per
          -------------------------------------------------------------------
          $1,000,000 of the amount calculated pursuant to the preceding
          -------------------------------------------------------------
          sentence.
          ---------

     4)   Proposed maximum aggregate value of transaction: $29,666,800.00
                                                           ---------------

     5)   Total fee paid: $2,729.35
                          ---------

|X|  Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)   Amount Previously Paid:

     2)   Form, Schedule or Registration Statement No:

     3)   Filing Party:

     4)   Date Filed:

                                                               PRELIMINARY COPY


                                    MARKET AMERICA, INC.
                            1302 Pleasant Ridge Road
                        Greensboro, North Carolina 27409
                                   [Mail Date]

Dear Shareholder:

You are invited to attend a special meeting of the shareholders of Market America, Inc., to be held at [Meeting Location] on [Meeting Date] at [Meeting Time], local time.

At the special meeting you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger providing for the merger of MA Acquisition Sub Inc., a North Carolina corporation, into Market America. MA Acquisition Sub is wholly owned by Miracle Marketing Inc., which, at the time of the merger, will be owned by a group of Market America's directors, management and certain other related parties (whom we refer to with Miracle Marketing as the "Offering Group"), led by James H. Ridinger, Chairman, President and Chief Executive Officer of Market America.


The purpose of the merger is to take Market America private, and, as a result of the merger, each share of common stock of Market America outstanding prior to the merger, other than shares held by the Offering Group, will be converted into the right to receive $8.00 in cash. Based on the 3,708,350 shares to be converted into cash in the proposed merger, and the $8.00 per share price, the aggregate cash consideration for the merger would be approximately $29.7 million.

The Offering Group beneficially own approximately 82% of the outstanding Market America shares, which they intend to vote in favor of the merger. HOWEVER, UNDER THE TERMS OF THE MERGER AGREEMENT, THE MERGER MUST BE APPROVED BY A MAJORITY OF THE OUTSTANDING MARKET AMERICA SHARES HELD BY PERSONS OTHER THAN THE OFFERING GROUP. YOUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND HAS DETERMINED THAT MERGER AND THE $8.00 CASH PAYMENT TO BE MADE IN RESPECT OF EACH SHARE ARE FAIR TO, AND IN THE BEST INTERESTS OF, MARKET AMERICA AND ITS SHAREHOLDERS, BUT THE BOARD OF DIRECTORS HAS DETERMINED, SINCE EACH MEMBER OF THE BOARD OF DIRECTORS IS ALSO A MEMBER OF THE OFFERING GROUP AND CONSEQUENTLY HAS INTERESTS IN THE MERGER DIFFERENT FROM THOSE OF UNAFFILIATED SHAREHOLDERS, THAT IT SHOULD REFRAIN FROM RECOMMENDING THAT YOU VOTE FOR OR AGAINST THE MERGER. INSTEAD, WE PROVIDE THE ENCLOSED PROXY STATEMENT FOR YOUR CONSIDERATION AND URGE YOU TO EXERCISE YOUR RIGHT TO VOTE.


All of the members of the Board of Directors have certain conflicts of interest with respect to the Merger. See "SPECIAL FACTORS--Conflicts of Interest" in the enclosed Proxy Statement.

If the Merger is completed, shares held by dissenting shareholders may be subject to appraisal in accordance with North Carolina law.

In the materials accompanying this letter, you will find a Notice of Special Meeting of Shareholders, a Proxy Statement relating to the actions to be taken by shareholders of Market America at the special meeting and a proxy card. The Proxy Statement more fully describes the proposed merger and includes information about Market America and the Offering Group. You are urged to read carefully the Proxy Statement and Notice and to consider the information included therein. Market America and the members of the Offering Group have filed a Schedule 13E-3 with the Securities and Exchange Commission. You are also urged to read carefully the Schedule 13E-3 and to consider the information therein carefully.

THE MERGER CANNOT BE COMPLETED WITHOUT THE FAVORABLE VOTE OF A MAJORITY OF THE MARKET AMERICA SHARES HELD BY PERSONS OTHER THAN THE OFFERING GROUP. ACCORDINGLY, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE SPECIAL MEETING. ALL SHAREHOLDERS ARE INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN THOUGH YOU HAVE PREVIOUSLY DELIVERED YOUR PROXY. YOUR FAILURE TO RETURN A PROPERLY SIGNED PROXY CARD OR VOTE AT THE MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER.

                                    Sincerely,



                                James H. Ridinger
                                Chairman, President and Chief Executive Officer

                                                               PRELIMINARY COPY


                              MARKET AMERICA, INC.
                            1302 PLEASANT RIDGE ROAD
                        GREENSBORO, NORTH CAROLINA 27409

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                            TO BE HELD [MEETING DATE]

                                                                 Greensboro, NC
                                                                    [Mail Date]


To the shareholders of Market America, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Market America, Inc., a North Carolina corporation, will be held at [Meeting Location] on [Meeting Date] at [Meeting Time], local time, for the following purposes:

    o To consider and act upon a proposal to approve and adopt the Agreement and Plan of Merger, dated March 27, 2002, among Market America, Miracle Marketing Inc., a Delaware corporation ,and MA Acquisition Sub Inc., a North Carolina corporation and wholly-owned subsidiary of Miracle Marketing. Under the terms of the merger agreement, MA Acquisition will be merged into Market America, the shareholders of Market America (other than Miracle Marketing or its shareholders, whom we refer to collectively as the "Offering Group") will receive cash consideration of $8.00 per share, without interest; and shares of dissenting shareholders may be subject to appraisal in accordance with North Carolina law; and

    o To transact such other business as may properly come before the special meeting or any postponements or adjournments thereof.

Only shareholders of record at the close of business on [Record Date] are entitled to notice of and to vote at the special meeting and any postponements or adjournments thereof. A complete list of shareholders entitled to vote at the special meeting will be available on written demand for examination at Market America's principal offices located at 1302 Pleasant Ridge Road, Greensboro, North Carolina 27409, during ordinary business hours, beginning two days from the date of this notice and continuing through the special meeting, and will also be available for inspection at the special meeting

To complete the merger we need the affirmative vote of the holders of (1) a majority of the outstanding shares of the common stock of Market America and (2) a majority of the outstanding shares of the common stock not held by the Offering Group.

If the Merger is completed, shares held by dissenting shareholders may be subject to appraisal in accordance with North Carolina law.

                                    IMPORTANT

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT WITHOUT DELAY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY REVOKE THIS PROXY BY GIVING WRITTEN NOTICE OF REVOCATION, DELIVERING A LATER PROXY PRIOR TO THE SPECIAL MEETING OR BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON.

PLEASE DO NOT SEND YOUR STOCK CERTIFICATES AT THIS TIME.

                                Sincerely,



                                James H. Ridinger
                                Chairman, President and Chief Executive Officer

                                                               PRELIMINARY COPY


                              MARKET AMERICA, INC.
                            1302 PLEASANT RIDGE ROAD
                        GREENSBORO, NORTH CAROLINA 27409

              ----------------------------------------------------

                                 PROXY STATEMENT

              ----------------------------------------------------

                         SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON [MEETING DATE]

This Proxy Statement is being furnished to the holders of shares of common stock of Market America, Inc., a North Carolina corporation, in connection with the solicitation of proxies by and on behalf of the Board of Directors of Market America for use at the special meeting of shareholders of Market America to be held at [Meeting Location], on [Meeting Date], at [Meeting Time], local time, and at any postponements or adjournments thereof.

In addition to mailing copies of this Proxy Statement and the accompanying Notice of Special Meeting of Shareholders to all shareholders of record on [Record Date], Market America will request brokers, custodians, nominees and other fiduciaries to forward copies of this material to persons for whom they hold shares of Market America's stock in order that such shares may be voted. Solicitation may also be made by Market America's officers and regular employees personally or by telephone. In addition, Market America has retained Georgeson Shareholder Communications, Inc. to assist in soliciting proxies.


At the special meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated March 27, 2002, among Market America, Miracle Marketing Inc., a Delaware corporation, and MA Acquisition Sub Inc., a North Carolina corporation and wholly-owned subsidiary of Miracle Marketing. A copy of this merger agreement is attached to this Proxy Statement as Annex A. Miracle Marketing, which is currently owned 100% by James
H. Ridinger, the Chairman, President and Chief Executive Officer of Market America, will be owned as of the effective time of the merger by Mr. Ridinger, Loren A. Ridinger, Director and Senior Vice President, Martin L. Weissman, Director and Executive Vice President, Dennis J. Franks, Executive Vice President, Marc Ashley, Vice President, Joseph V. Bolyard, Vice President, and Andrew Weissman, Director of Field Development(collectively, with Miracle Marketing, the "Offering Group"). As a result of their participation in the Offering Group, all of the members of the Board of Directors have certain conflicts of interest with respect to this merger and have interests in the completion of the merger that are different from those of the unaffiliated shareholders. See "SPECIAL FACTORS--Conflicts of Interest."

TO BE COMPLETED, THE MERGER MUST BE APPROVED BY THE HOLDERS OF (1) A MAJORITY OF THE OUTSTANDING SHARES OF MARKET AMERICA STOCK AND (2) A MAJORITY OF THE OUTSTANDING SHARES OF MARKET AMERICA STOCK NOT HELD BY THE OFFERING GROUP.


The purpose of the merger is to take market America private. The merger agreement that you are being asked to consider provides for the merger of Sub into Market America. At the effective time of the proposed merger:


    o Market America will continue as the surviving corporation of the merger, with Miracle Marketing its sole shareholder, and

    o each share of Market America outstanding immediately prior to the merger (other than shares owned by the Offering Group and shares as to which appraisal rights are properly perfected and not withdrawn under applicable North Carolina law) will be converted into the right to receive $8.00 per share in cash, without interest.


Based on the 3,708,350 shares to be converted into cash in the proposed merger, and the $8.00 per share price, the aggregate cash consideration for the merger would be approximately $29.7 million.


See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Conversion and Cancellation of Market America Stock" and "SPECIAL FACTORS--Appraisal Rights."

Any proxy may be revoked at any time before it is exercised. The casting of a ballot at the Meeting by a shareholder who may have previously given a proxy will have the effect of revoking that proxy.

The information contained in this Proxy Statement is qualified in its entirety by the annexes hereto, each of which is important and should be carefully reviewed in its entirety.

This Proxy Statement, the accompanying Notice of Special Meeting of Shareholders and the accompanying proxy are first being mailed to shareholders of Market America on or about [Mail Date].

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

IT IS IMPORTANT THAT YOUR SHARES BE VOTED, AND IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                The date of this Proxy Statement is [Mail Date].

                                TABLE OF CONTENTS

SUMMARY TERM SHEET..........................................................1
      Special Meeting of the Shareholders...................................1
      The Merger............................................................2

INTRODUCTION................................................................9

WHERE YOU CAN FIND MORE INFORMATION.........................................10

PARTIES TO THE MERGER.......................................................10
      Market America........................................................10
      Miracle Marketing.....................................................10
      MA Acquisition Sub....................................................11

VOTING AND PROXIES..........................................................11
      Date, Time and Place of Special Meeting...............................11
      Record Date and Outstanding Shares....................................11
      Voting Proxies........................................................11
      Vote Required.........................................................12
      Solicitation of Proxies; Expenses.....................................13

SPECIAL FACTORS.............................................................13
      Background and Purposes for the Merger................................13
      Fairness of the Merger................................................24
      Purposes of the Merger for the Offering Group; Fairness of
        the Merger..........................................................47
      Conflicts of Interest.................................................48
      Offering Group Agreement..............................................51
      Certain Effects of the Merger.........................................52
      Appraisal Rights......................................................54
      Federal Income Tax Considerations.....................................57
      Regulatory Approvals..................................................57
      Shareholder Litigation................................................58

CERTAIN PROVISIONS OF THE MERGER AGREEMENT..................................58
      Prior to the Effective Time of the Merger.............................58
      Effective Time of the Merger..........................................58
      Conversion and Cancellation of Market America Stock...................59
      MA Acquisition Sub Stock..............................................59
      Exchange Procedures...................................................59
      Interim Operations of Market America; Conduct Pending Merger..........60
      Alternative Proposals.................................................61
      Indemnification.......................................................61
      Conditions to the Merger..............................................62

      Termination...........................................................64
      Amendment.............................................................64

FUNDING OF THE MERGER.......................................................65
      Expenses of the Merger................................................65

CERTAIN INFORMATION CONCERNING MARKETING, SUB AND THE OFFERING GROUP........66

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS....................66

SELECTED FINANCIAL DATA.....................................................67
      Audited and Unaudited Historical Financial Data.......................67
      Pro Forma Financial Data..............................................68

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS...............................................................69
      Cautionary Statement..................................................69
      Overview..............................................................69
      Results Of Operations.................................................70
      Liquidity and Capital Resources.......................................75
      The Business..........................................................76
      Property..............................................................80
      Legal Proceedings.....................................................81

MANAGEMENT OF MARKET AMERICA................................................81

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..............86

INDEPENDENT PUBLIC ACCOUNTANTS..............................................87

OTHER MATTERS...............................................................87

2002 ANNUAL MEETING OF SHAREHOLDERS.........................................87


FINANCIAL STATEMENTS.......................................................F-1

Annex A: Agreement and Plan of Merger

Annex B: Appraisal Rights Provisions of Article 13 of the North Carolina
         Business Corporation Act

                               SUMMARY TERM SHEET

     This summary term sheet presents the most material terms relating to the Special Meeting of the Shareholders of Market America, Inc. ("Market America") and the proposed merger that are more fully described in this Proxy Statement. The following is intended as a summary of the most material terms contained in this Proxy Statement, is not intended to be a complete statement of all material features of the proposal to be voted on and is qualified in its entirety by the more detailed information appearing elsewhere in this Proxy Statement. To understand the merger and the transactions contemplated by this Proxy Statement, you should carefully read this entire document, including the annexes and the documents to which this summary refers you.

SPECIAL MEETING OF THE SHAREHOLDERS

When and where is the Special        The  Special   Meeting   will  be  held  on
Meeting?                             [Meeting  Date] at  [Meeting  Time],  local
                                     time, at [Meeting Location].

Who is entitled to this notice and   You must  have  been a holder  of record of
to vote at the Special Meeting?      shares  of  Market  America's  stock at the
                                     close of business on [Record Date] to be entitled to this notice and to be allowed to vote at the Special Meeting and at any postponements or adjournments thereof.

What is the purpose of the Special   The  purpose of the  Special  Meeting is to
Meeting?                             consider  and vote upon a proposal  to take
                                     Market America private by means of a merger agreement, among Market America, Miracle
                                     Marketing Inc. ("Miracle Marketing"), and
                                     MA Acquisition Sub Inc. ("MA Acquisition
                                     Sub.") This merger was proposed by a group of Market America's managers and certain of their family members, whom we refer to with Market America as the "Offering Group." The merger agreement provides that, when the merger occurs, Market America will continue as the surviving corporation and each share of Market America's stock outstanding immediately prior to the merger (other than shares owned by the Offering Group and shares as to which appraisal rights are properly perfected and not withdrawn) will be converted into the right to receive
                                     $8.00 in cash, without interest.

How many shares are outstanding as   At the close of business on [Record Date],
of the record date for the           there were [19,420,000] shares of common
Special Meeting?                     stock outstanding, each with one vote.

What vote is required to approve     The  merger   agreement  is  structured  to
the proposed merger?                 require the  approval of both a majority of
                                     the outstanding shares of common stock of Market America as well as a majority of the outstanding shares other than shares beneficially owned by the Offering Group.
                                     The Offering Group consists of James H.
                                     Ridinger, Loren A. Ridinger, Martin L.
                                     Weissman, Dennis J. Franks, Marc Ashley,
                                     Joseph V. Bolyard, and Andrew Weissman, who beneficially own or control, collectively, approximately 82% of the outstanding eligible shares and who are directors and/or officers of Market America or immediate family members. As a result, at least 1,738,176 of the eligible shares held by shareholders not affiliated with the Offering Group need to be voted in favor of the merger. See "VOTING AND PROXIES--Vote
                                     Required."

Do I have to attend the Special      You can vote your shares without  attending
Meeting in order to vote for or      the  Special  Meeting.  If you return  your
against the proposed merger?         proxy  card,   included   with  this  Proxy
                                     Statement, properly signed and dated, your shares will be voted in accordance with your instructions on the proxy card. If you fail to attend the Special Meeting or send a proxy card, or your broker fails to vote on your behalf, your shares will not be voted and will therefore be counted as if you voted against the proposed merger. IF
                                     YOU SEND IN YOUR PROXY CARD BUT DO NOT
                                     SPECIFY YOUR CHOICE, YOUR SHARES
                                     REPRESENTED BY THAT PROXY CARD WILL BE
                                     VOTED IN FAVOR OF THE MERGER. See "VOTING
                                     AND PROXIES."

THE MERGER

Who are the parties to the proposed  Market America sells an assortment of merger? consumer-oriented products and services and operates through a network of approximately 80,000 independent distributors.


                                     Market America's principal executive
                                     offices are located at 1302 Pleasant Ridge
                                     Road, Greensboro, North Carolina 27409. The telephone number at that address is (336) 605-0040. Market America is a filing person of the Schedule 13E-3. See "WHERE YOU CAN FIND MORE INFORMATION" and "PARTIES TO THE MERGER--Market America." Miracle Marketing is a Delaware corporation owned 100% by Mr. Ridinger. Miracle Marketing operates a distribution network for Market America's products. Mr. Ridinger and the other members of the Offering Group will transfer their shares of Market America to Miracle Marketing in exchange for a proportional number of Miracle Marketing shares, which will allow such persons to continue ownership of Market America through Miracle Marketing following the Merger. As a result of such transfers, at the time of the merger, Miracle Marketing will be owned 95.7% by Mr. Ridinger, with the balance owned by the other members of the Offering Group.


                                     Miracle Marketing's principal executive
                                     offices are located at 2954 North Bay Road, Miami Beach, Florida 33140. The telephone number at that address is (305) 532-0834. See "PARTIES TO THE MERGER--Miracle Marketing."

                                     MA Acquisition Sub, a wholly-owned
                                     subsidiary of Miracle Marketing, was formed by Miracle Marketing for the purpose of effecting the proposed merger. MA Acquisition Sub has no prior business or operating history, and shall cease to exist as a separate corporate entity upon the consummation of the proposed merger. The principal executive offices and telephone number of MA Acquisition Sub are the same as those of Miracle Marketing. See "PARTIES TO THE MERGER--MA Acquisition Sub."

What would happen in the proposed    Pursuant   to  the  terms  of  the   merger
merger?                              agreement,   when   the   proposed   merger
                                     occurs, (i) Market America, will continue as the surviving corporation in the merger, as a wholly-owned subsidiary of Miracle
                                     Marketing; and (ii) each share of Market
                                     America's stock outstanding immediately
                                     before the merger (other than shares owned by the Offering Group and shares as to which appraisal rights are properly perfected and not withdrawn in accordance with North Carolina law) will be converted into the right to receive $8.00 in cash, without interest. See "SPECIAL
                                     FACTORS--Certain Effects of the Merger."

What is the background of the        The  proposed   merger   results  from  the
proposed merger between Miracle      investigation   by  Mr. Ridinger   and  the
Marketing, MA Acquisition Sub and    management    of    Market    America    of
Market America?                      alternatives  for  enhancing  the  value of
                                     Market America stock. The Board of
                                     Directors and Mr. Ridinger also engaged in efforts to determine the fair value of Market America's shares.


                                     On October 17, 2001, Mr. Ridinger and his wife, Loren A. Ridinger, who collectively own approximately 78% of the outstanding shares of Market America stock, made an offer to cash out the public shareholders of Market America at a price of $8.00 per share. Following the October 17, 2001 meeting, the third member of the Board of Directors, Mr. Weissman, joined the Ridingers' offering group along with certain other persons who are officers of Market America or immediate family members. After due consideration of this offer, the Board of Directors determined that the proposed merger was fair to, and in the best interests of, the unaffiliated Market America shareholders, and approved the merger agreement subject to its approval by the holders of the majority of the shares not owned by the offering group. The Board of Directors reaffirmed such determination on May 20, 2002. See "SPECIAL
                                     FACTORS--Background and Purposes of the
                                     Merger."


Is there someone acting on behalf    Market  America's  Board of  Directors  has
of the public shareholders in this   structured  the proposed  merger to require
transaction?                         approval  by  a  majority  of   outstanding
                                     shares held by unaffiliated shareholders
                                     (in addition to a majority of all
                                     outstanding shares), to ensure direct
                                     representation of the unaffiliated
                                     shareholders' interests in the decision. No independent committee of the Board of Directors was appointed, because all of the members of the Board of Directors are members of the offering group. While the Board of Directors engaged financial analysts for the purpose of obtaining advice as to the value of Market America, it did not engage anyone as an independent representative of the public shareholders and did not request an independent opinion as to the fairness of the merger. See
                                     "SPECIAL FACTORS--Background and Purposes of the Merger."

Are the proposed merger and the      The Board of Directors and each member
$8 per share price fair to Market    of the Offering Group believe that the
America's unaffiliated shareholders? proposed merger and the $8 per share price are fair to and in the best interests of the unaffiliated shareholders of Market
                                     America. See "SPECIAL FACTORS--Fairness of the Merger" and "SPECIAL FACTORS--Purposes of the Merger for the Offering Group;
                                     Fairness of the Merger."


How should I vote on the proposed    The Board of Directors is  refraining  from
merger?                              recommending  to  shareholders   that  they
                                     vote in favor or against the proposed
                                     merger. Shareholders are urged to consider all of the factors described in this Proxy
                                     Statement, including the determination of the Board of Directors that the proposed merger and merger consideration are fair to, and in the best interests of, Market
                                     America's unaffiliated shareholders. In
                                     reaching this conclusion, the Board of
                                     Directors considered a number of factors relating to the business and prospects of Market America, the industry it serves, its customers and the terms of the merger agreement. For a more detailed discussion of these matters, see "SPECIAL
                                     FACTORS--Background and Purposes of the
                                     Merger," "SPECIAL FACTORS--Fairness of the
                                     Merger" and "SPECIAL FACTORS--Conflicts of
                                     Interest."

If approved, when will the proposed  The  proposed   merger  will  be  effective
merger be effective?                 promptly  following the Special  Meeting of
                                     shareholders   at   which   the   requisite
                                     approvals are obtained.

Are there any conditions to the      The  respective  obligations of the parties
completion of the proposed merger?   to  consummate  the  proposed   merger  are
                                     subject to certain conditions, including, among others, the approval of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Market America's stock not including the offering group. See "CERTAIN
                                     PROVISIONS OF THE MERGER AGREEMENT--
                                     Conditions to the Merger."

Are there any restrictions on the    In the  merger  agreement,  Market  America
conduct of business by Market        has  agreed,   among  other  things,   that
America in connection with the       Market  America will conduct  business only
proposed merger?                     in  the  ordinary  and  usual  course.  The
                                     merger agreement does not restrict the
                                     ability of the Board of Directors to
                                     consider alternative proposals. See
                                     "CERTAIN PROVISIONS OF THE MERGER
                                     AGREEMENT--Interim Operations of Market
                                     America; Conduct Pending Merger" and
                                     "CERTAIN PROVISIONS OF THE MERGER
                                     AGREEMENT--Alternative Proposals."

Can the merger of Market America     The merger  agreement  may be terminated at
and MA Acquisition Sub be            any time before the merger becomes
cancelled?                           effective, before or after the approval of
                                     the merger agreement by the shareholders of Market America, by mutual consent of the parties or by any of Miracle Marketing, MA
                                     Acquisition Sub or Market America if, among other things, (i) the proposed merger has not been consummated by July 31, 2002, or
                                     (ii) a United States federal or state court of competent jurisdiction issues an order, judgment or decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the proposed merger and such order, judgment or decree has become final.

                                     The merger agreement may be amended by action taken by the respective Boards of Directors of the parties. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT-- Termination" and "CERTAIN PROVISIONS OF
                                     THE MERGER AGREEMENT--Amendment."

Do any officers or directors of      In considering the assessment of the Board
Market America have interests in     of Directors that the proposed merger and
the proposed merger that are         the $8.00 per share price are fair to, and
different from the interests of      in the best interests of, the unaffiliated
the other shareholders?              shareholders, shareholders should be aware
                                     that all of Market America's directors have interests in connection with the proposed merger different from those of the unaffiliated shareholders, since they are, or will become prior to the time of the merger, officers and/or directors and substantial equity holders in Miracle
                                     Marketing and, as a result, will be able to continue participating in the equity
                                     (including future profits, if any) of
                                     Market America while the interests of the unaffiliated shareholders will be terminated and cashed out for $8 per share if the Merger is completed. See "SPECIAL
                                     FACTORS--Conflicts of Interest."


How would the expenses of the        Funding  of  the   proposed   merger   will
proposed merger be paid?             require  approximately $29.7 million to pay
                                     the $8.00 per share of Market America stock converted as a result of the proposed merger and approximately $[__]to pay the fees and expenses in connection with the proposed merger. These funds are expected to be provided from Market America's available working capital and/or certain committed commercial credit facilities. See
                                     "FUNDING OF THE MERGER."

What would be the federal income     In  general,  each  shareholder,  including
tax consequences of the proposed     shareholders    who   exercise    appraisal
merger?                              rights,  will  recognize  gain or loss  per
                                     share equal to the difference between the cash such shareholder received in the merger and the shareholder's tax basis per share. Such gain or loss generally will be treated as capital gain or loss if a shareholder's shares of Market America's stock were held as capital assets at the time of the Merger. THE FOREGOING TAX
                                     DISCUSSION IS BASED UPON PRESENT LAW. YOU
                                     SHOULD CAREFULLY REVIEW THE MORE DETAILED
                                     DESCRIPTION CONTAINED IN "SPECIAL
                                     FACTORS--FEDERAL INCOME TAX CONSIDERATIONS"
                                     AND CONSULT YOUR OWN TAX ADVISOR AS TO THE
                                     SPECIFIC TAX CONSEQUENCES OF THE PROPOSED
                                     MERGER TO YOU.

What will happen if the proposed     If  the  merger  is  completed,   only  the
merger is completed?                 members of the  offering  group  (including
                                     Mr. Ridinger and the other affiliated
                                     shareholders), as shareholders of Miracle
                                     Marketing as of the effective time of the merger, will retain an interest in Market
                                     America. All other Market America
                                     shareholders will cease to have any
                                     ownership interest in Market America and will cease to participate in future earnings and growth, if any, of Market
                                     America. If the merger is completed, public trading of the common stock of Market
                                     America will cease, the registration of the common stock under the Securities Exchange
                                     Act of 1934 will be terminated and Market
                                     America will cease filing reports with the Securities and Exchange Commission. See
                                     "SPECIAL FACTORS--Certain Effects of the
                                     Merger."

What rights do I have if I oppose    If  you  do  not   vote  in  favor  of  the
the proposed merger?                 proposed  merger and you fully  comply with
                                     the applicable provisions of Article 13 of the North Carolina Business Corporation
                                     Act, you may have the right to require
                                     Market America as the surviving corporation of the merger to purchase your shares of Market America stock for cash at the appraised value of those shares as determined in accordance with North
                                     Carolina law. The appraised value may be more or less than the $8.00 per share provided for in the Merger Agreement. See
                                     "SPECIAL FACTORS--Appraisal Rights" and
                                     Annex B attached hereto.

At what prices did Market America's  The closing bid and asked prices for
stock trade prior to the             shares of Market America stock on the day
announcement of the proposal to      before the October 17, 2001 announcement
take Market America private?         of the proposed merger were $4.30 and
                                     $4.45   respectively.   See   "MARKET   FOR
                                     COMMON   EQUITY  AND  RELATED   SHAREHOLDER
                                     MATTERS."

                                  INTRODUCTION

     This Proxy Statement is furnished in connection with the solicitation by Market America, Inc., a North Carolina corporation ("Market America"), of proxies to be voted at a Special Meeting of Shareholders of Market America to be held on [Meeting Date] (the "Special Meeting"). This Proxy Statement is first being mailed to shareholders of Market America on or about [Mail Date].

     The purpose of the Special Meeting is to consider and vote upon a proposal to approve an agreement and plan of merger (the "Merger Agreement") by and among Market America, Miracle Marketing Inc., a Delaware corporation ("Miracle Marketing"), and MA Acquisition Sub Inc., a North Carolina corporation and wholly-owned subsidiary of Miracle Marketing ("MA Acquisition Sub"), pursuant to which, among other things:

    o MA Acquisition Sub will be merged with and into Market America (the "Merger"), and Market America will continue as the surviving corporation of the Merger (the "Surviving Corporation"),

    o each share of the common stock, par value $.00001 per share, of Market America (the "Market America Stock") outstanding immediately prior to the Merger (other than shares owned by the Offering Group and shares as to which appraisal rights are properly perfected and not withdrawn under applicable North Carolina law) will be converted into the right to receive $8.00 in cash, without interest (the "Merger Consideration"); and

    o    Market America will be a wholly-owed subsidiary of Miracle Marketing.

     All of the outstanding shares of Miracle Marketing are currently owned by James H. Ridinger, the Chairman, President and Chief Executive Officer of Market America, and will be owned as of the effective time of the Merger by Mr. Ridinger, Loren A. Ridinger, Director and Senior Vice President, Martin L. Weissman, Director and Executive Vice President, Dennis J. Franks, Executive Vice President, Marc Ashley, Vice President, Joseph V. Bolyard, Vice President, and Andrew Weissman, Director of Field Development (collectively referred to, with Miracle Marketing, as the "Offering Group"), the "Offering Group"). The members of the Offering Group will own shares of Miracle Marketing in proportion to their relative ownership of Market America Stock. See "SPECIAL FACTORS--Offering Group Agreement."

     WHILE THE BOARD OF DIRECTORS OF MARKET AMERICA HAS DECIDED TO REFRAIN FROM MAKING A RECOMMENDATION AS TO HOW SHAREHOLDERS SHOULD VOTE ON THE MERGER AGREEMENT, THE BOARD OF DIRECTORS BELIEVES THAT THE MERGER AGREEMENT, THE MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE REASONABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE MARKET AMERICA SHAREHOLDERS WHO ARE NOT AFFILIATED WITH MIRACLE MARKETING, MA ACQUISITION SUB OR THE OFFERING GROUP. See "SPECIAL FACTORS--Fairness of the Merger." All of the members of the Board of Directors are also members of the Offering Group. See "SPECIAL FACTORS--Purposes of the Merger for the Offering Group; Fairness of the Merger," "SPECIAL FACTORS--Offering Group Agreement" and "SPECIAL FACTORS--Conflicts of Interest."

                       WHERE YOU CAN FIND MORE INFORMATION

     Market America files annual, quarterly and other reports and other information with the Securities and Exchange Commission (the "SEC"). You can read and copy any information filed by Market America with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Market America.

     Market America, Miracle Marketing, MA Acquisition Sub and the members of the Offering Group have filed with the SEC a Rule 13e-3 Transaction Statement (including any amendments thereto, the "Schedule 13E-3") under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to the Merger. This Proxy Statement does not contain all of the information set forth in the Schedule 13E-3 and exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC.

                              PARTIES TO THE MERGER

MARKET AMERICA

     Market America is a marketing and distribution company. Market America sells an assortment of consumer-oriented products and services, including customized apparel, automotive lubricants, enzyme-activated cleaning and soil conditioning products, biologically-activated hydrocarbon remediation products, water filters, household cleaning products, gourmet coffee, flower arrangements, dietary and nutritional supplements, jewelry, a full line of custom-blended cosmetics, personal care products including skin, hair care and bath products, personal development products and various marketing support materials. Market America sells its products at wholesale exclusively to approximately 80,000 independent distributors who in turn sell these products and services at retail.

     Market America`s business is part of a new distribution trend, the mass customization of products and services. Mass customization refers to utilizing information and technology to produce high volumes of customized or differentiated products at an affordable cost to the end consumer. Market America currently offers a customized gourmet food line.

     Market America's principal executive offices and distribution center are located at 1302 Pleasant Ridge Road, Greensboro, North Carolina 27409. The telephone number at that address is (336) 605-0040.

MIRACLE MARKETING

     Miracle Marketing Inc., a Delaware corporation incorporated in 2002, is owned 100% by Mr. Ridinger. Miracle Marketing operates a distribution network for Market America's products through its ownership of 15 of Market America business development centers. Prior to March, 2002, these business development centers were owned by Mr. Ridinger as unincorporated businesses. See "MANAGEMENT OF MARKET AMERICA."

     Through its business development centers, Miracle Marketing acts as an independent contractor and distributor within the field sales organization of Market America. Miracle Marketing earns commissions under the performance compensation plan applicable to all of Market America's distributors. See "MANAGEMENT OF MARKET AMERICA."

     The principal executive offices of Miracle Marketing are located at 2954 North Bay Road, Miami, Florida 33120. The telephone number at that address is
(305) 532-0834.

MA ACQUISITION SUB

     MA Acquisition Sub Inc., a North Carolina corporation and wholly-owned subsidiary of Miracle Marketing was formed by Mr. Ridinger on January 25, 2002 to effect the Merger. MA Acquisition Sub has had no prior business or operating history, and upon consummation of the Merger, MA Acquisition Sub will be merged with and into Market America, and MA Acquisition Sub's separate corporate existence will thereupon cease.

     The principal executive offices and telephone number of MA Acquisition Sub are the same as those listed above for Miracle Marketing.

                               VOTING AND PROXIES

DATE, TIME AND PLACE OF SPECIAL MEETING

     The Special Meeting is scheduled to be held at [Meeting Time], local time, on [Meeting Date], at [Meeting Location].

RECORD DATE AND OUTSTANDING SHARES

     Only holders of record of shares of Market America Stock at the close of business on [Record Date] (the "Record Date") are entitled to notice of, and may vote at, the Special Meeting or at any adjournments or postponements thereof. As of the Record Date, there were [19,420,000] shares of Market America Stock outstanding.

VOTING PROXIES

     Many of Market America's shareholders may be unable to attend the Special Meeting. Therefore, Market America's Board of Directors is soliciting proxies so that each shareholder has the opportunity to vote on the proposals to be considered at the Special Meeting. When a proxy card is returned properly signed and dated, the shares represented thereby will be voted in accordance with the instructions on the proxy card. IF A SHAREHOLDER DOES NOT RETURN A SIGNED PROXY CARD, HIS SHARES WILL NOT BE VOTED BY THE PROXIES. SHAREHOLDERS ARE URGED TO MARK THE BOXES ON THE PROXY CARD TO INDICATE HOW THEIR SHARES ARE TO BE VOTED. IF A SHAREHOLDER RETURNS A SIGNED PROXY CARD AND A CHOICE IS NOT SPECIFIED, THE SHARES REPRESENTED BY THAT PROXY CARD WILL BE VOTED IN FAVOR OF THE MERGER AND MAY BE VOTED IN THE PROXY HOLDER'S DISCRETION ON SUCH OTHER BUSINESS AS MAY

PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF. See "VOTING AND PROXIES--Vote Required" and "OTHER MATTERS."

     Shareholders of Market America who execute proxies retain the right to revoke them at any time before they are voted. Any proxy given by a shareholder may be revoked by:

    o duly executing and delivering a later proxy prior to the exercise of such proxy,

    o giving notice of revocation in writing to the Secretary of Market America, prior to the Special Meeting, at 1302 Pleasant Ridge Road, Greensboro, NC 27409, or

    o    attending the Special Meeting and voting in person.

VOTE REQUIRED

     A quorum for the transaction of business at the Special Meeting consists of the holders of the majority of the outstanding shares of Market America Stock, present in person or by proxy. Mr. Ridinger alone holds sufficient shares to constitute a quorum. In the unlikely event that less than a majority of the outstanding shares of Market America Stock as of the Record Date are present at the Special Meeting, either in person or by proxy, a majority of the shares so present may vote to adjourn the Special Meeting from time to time without further notice, other than announcement at the Special Meeting, until a quorum shall be present or represented.

     Completion of the Merger and the transactions contemplated thereby requires the affirmative vote of both:

    o a majority of the outstanding shares of Market America Stock as of the Record Date; and

    o a majority of the outstanding shares of Market America Stock as of the Record Date, excluding the Offering Group's shares.


The latter condition is often referred to as a "Majority of the Minority" condition, and it has been imposed by the Board of Directors to promote fairness to the unaffiliated shareholders. The Board of Directors has also engaged in an analysis of the fairness of the Merger and the Merger Consideration to unaffiliated shareholders and concluded that the Merger and Merger Consideration are both substantively and procedurally fair to unaffiliated shareholders. See "SPECIAL FACTORS--Fairness of the Merger."


     The members of the Offering Group, holding in the aggregate 15,943,650 shares of Market America Stock, or approximately 82%, of the outstanding shares of Market America Stock on the Record Date, intend to vote in favor of the Merger, but while their votes will be counted for purposes of the first condition, they will not count for purposes of the Majority of the Minority condition. For purposes of achieving the Majority of the Minority condition, 1,738,176 shares not owned by the Offering Group will need to be voted in favor of the Merger.

     In determining whether the proposal regarding the adoption of the Merger Agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will be counted and will have the same effect as a vote against such proposal.

SOLICITATION OF PROXIES; EXPENSES

     The cost of solicitation of proxies, including the cost of preparing and mailing the Notice of the Special Meeting of Shareholders and this Proxy Statement, will be borne by Market America. Solicitation will be made primarily by mailing this Proxy Statement to all shareholders entitled to vote at the Special Meeting. In addition, Market America will request brokers, custodians, nominees and other fiduciaries to forward copies of such materials to persons for whom they hold shares of Market America Stock in order that such shares may be voted. Proxies may be solicited by officers and regular employees, personally or by telephone, but at no compensation in addition to their regular compensation as employees. Market America may also reimburse brokers, custodians, nominees and other fiduciaries holding shares in their names for third parties, for the cost of forwarding this Proxy Statement to and obtaining proxies from third parties. In addition, Market America has retained Georgeson Shareholder Communications, Inc. to assist it in soliciting proxies, for which it will pay a fee of $30,000 plus disbursements.

                                 SPECIAL FACTORS

BACKGROUND AND PURPOSES FOR THE MERGER


     In the course of 2000, Mr. Ridinger was approached from time to time by unaffiliated shareholders regarding steps that might be taken to enhance shareholder value. These shareholders' concerns brought to Mr. Ridinger's attention the view that the stock market was not valuing well-run, profitable companies with market capitalization of under $250 million (referred to sometimes as "small-cap companies") on the same basis as the rest of the stock market, except in select sectors. Such unaffiliated shareholders urged that Market America consider measures they hoped would enhance value for shareholders, such as establishing a stock buy-back program, paying a regular dividend or engaging in a going private transaction.


     In response to these discussions Mr. Ridinger began to review Market America's options to enhance shareholder value and increase shareholder liquidity. Mr. Ridinger was concerned that the market's consistent undervaluation of Market America Stock not only disappointed Market America's shareholders but also made it difficult for Market America to attract and adequately incentivize and reward the best managerial personnel. In Mr. Ridinger's view, the market's tendency to undervalue companies like Market America made it impossible for Market America to use equity compensation or option plans effectively. For Market America's workforce, Mr. Ridinger observed, the market's underappreciation of the company could have a demoralizing and destabilizing effect.


     For several months before proposing a particular action to the Board of Directors, Mr. Ridinger considered several alternatives to a going private transaction, including seeking a greater market following of Market America Stock, instituting a stock buyback program, and paying regular dividends, in order to better understand such alternatives. Mr. Ridinger concluded as follows:

    o Mr. Ridinger concluded that the prospects for better performance of Market America Stock were not good. Mr. Ridinger believed that small investors' capital was being diverted from existing small-cap companies to companies launching public offerings of shares that such investors expected to go up astronomically. Based on his own observations, Mr.

         Ridinger believed that existing small cap companies such as Market America, especially with relatively small public float and limited liquidity and trading volume, were not followed by analysts and were viewed as inappropriate investments for most institutional investors;

    o Mr. Ridinger concluded that a limited stock buyback program could raise the market price of the Market America Stock in the short-term but would be of little strategic value, as this measure would only exacerbate the problems of limited float and liquidity and ultimately make public investment in Market America even less attractive by reducing the number of shares available in the market for trading; and

    o Mr. Ridinger also considered whether payment of regular dividends, another shareholder suggestion, could alleviate the market's undervaluation of Market America. Mr. Ridinger felt that the cash currently on hand was essential for anticipated investments and as a cushion for weathering downturns. He also felt that such cash was an important marketing tool, as it gave potential distributors more confidence in the strength of the business than they would otherwise have. In considering whether future earnings, over and above the amount needed for this marketing purpose, should be paid out as dividends, Mr. Ridinger also determined that Market America's payment of dividends under current US tax law would be highly inefficient, resulting in double taxation of Market America's earnings, first at the corporate level and then at the shareholder level.

     Mr. Ridinger came to believe that Market America would fare better as a private company, for several reasons:

    o As a private company Market America could better attract key personnel, because potential candidates would not be deterred by Market America's sluggish stock price relative to that of potential employers that offered opportunities for substantial stock appreciation;


    o As a closely held company, Market America could be structured for tax purposes in such a way as to permit the efficient use of dividends in connection with equity compensation plans. Achieving a more tax-efficient structure could be possible if the shareholders were reduced in number and restricted to natural persons, thus permitting Market America to elect to be operated as an "S corporation";


    o As a private company, Market America would not need to make certain filings with the SEC, so that compensation arrangements with executives would not be subject to public disclosure and scrutiny.


     Mr. Ridinger, as Market America's founder had made considerable personal efforts in building Market America's business and was not inclined to sell his own shares of Market America Stock or relinquish control of such business. Mr. Ridinger also doubted that a sale of Market America to a third party would enhance shareholder value (including for his own 78% ownership interest) for the following reasons:

    o Any such sale would likely involve stock rather than cash consideration, subjecting Market America shareholders to the fate of another, larger company. Mr. Ridinger believed that Market America's shareholders could better make investment decisions for themselves by purchasing shares directly in whatever enterprise they preferred instead of being forced into such ownership through an acquisition. In addition, Mr. Ridinger noted that stock received as consideration in such a third-party sale is often subject to a lock-up period during which the principal shareholders, like Mr. Ridinger, would be unable to make public sales of such stock. Mr. Ridinger believed this sort of purchase consideration was likely especially because it could be used by an acquirer as a means of ensuring that Mr. Ridinger would continue in his office. As a result of the non-cash consideration likely to be paid in such a transaction, Market America's shareholders, including Mr. Ridinger, would be dependent upon the success of another, unknown company for an extended period of time.

    o Putting a company up for auction (for cash or stock) to third parties can also be detrimental to the company's business. Mr. Ridinger believed that for Market America, the process would create a sense of instability among Market America's distributors, potentially leading them to discontinue their current support of Market America and place their efforts in promoting the sale of competitors' products. At the same time, the process could be demoralizing to Market America's workforce.

    o The success of Market America was widely attributed to Mr. Ridinger's personal efforts in developing Market America's distributor network, and therefore Mr. Ridinger believed that Market America's future success was likely to be viewed by potential acquirers as dependent upon Mr. Ridinger's own stewardship. Consequently, Mr. Ridinger believed any third party acquirer willing to pay Market America's shareholders an adequate price for their shares (whether in cash or stock) would require a long-term commitment by Mr. Ridinger to continue in an executive role at Market America. While Mr. Ridinger had no present desire to retire from Market America, he did not wish be bound by contract to a stranger to Market America who might acquire it. Mr. Ridinger feared that the acquisition of Market America by a more diversified company could hinder his ability to effectively direct and promote Market America's business, considering that the management of a potential acquirer would likely have less knowledge of Market America's business than Mr. Ridinger but would still wish to exert control over him, which could have an adverse effect on the continued development of Market America's business.

     Mr. Ridinger felt that permitting the liquidation or dissolution of Market America would be a disservice to its shareholders, since he believed that Market America was a viable going concern. In addition, while distribution of Market America's cash and equivalents as of October 31, 2001 would itself result in a cash payment to shareholders of approximately $3.72 per share, (cash and equivalents at January 31, 2002 was approximately $3.99 per share), taxable as ordinary income, Mr. Ridinger felt that given the viability of Market America's business and the necessity of retaining such cash on hand as a marketing tool, such action would be irresponsible.

     As a result, Mr. Ridinger concluded that the best chance for improving conditions for all of Market America's shareholders would be provided by Market America's going private through a cash buyout.

     In early 2001, Mr. Ridinger discussed the conditions and alternatives described above with Loren A. Ridinger, and Martin L. Weissman, who were the other members of the Board of Directors. Ms. Ridinger and Mr. Weissman acknowledged similar concerns about the lack of liquidity and the undervaluation of Market America Stock and their effect on their ability to successfully manage the company. While neither Ms. Ridinger nor Mr. Weissman expressed an opinion as to the advisability of the types of transactions that Mr. Ridinger was considering, both agreed that the Board of Directors should further investigate Market America's value.


     The Board of Directors engaged Burnham Securities Inc., ("Burnham") on May 14, 2001, to provide the Board of Directors with an evaluation of Market America, with the understanding that Mr. Ridinger was considering proposing a transaction in which he and other affiliates might acquire all of the outstanding public shares of Market America Stock. Burnham is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Three firms were interviewed and the Board of Directors selected Burnham as a financial advisor on the basis of its experience and expertise in going-private transactions as well as cost. Prior to this engagement, Burnham had never provided advisory or financing services to Market America nor received any fees from Market America or any affiliate.


     As compensation for the Burnham evaluation of Market America, Market America agreed to pay Burnham a base amount of $50,000, with $30,000 payable at the start of the engagement and an additional $20,000 payable upon its presentation to the Board of Directors of a valuation report. Under the terms of the engagement letter, if an opinion as to the fairness of a particular price to be paid in a buyout transaction was requested on or before August 31, 2001, (subsequently amended to October 31, 2001) Market America would pay Burnham an additional $50,000 upon the delivery of such opinion, but if Market America declined to request such an opinion, it would pay Burnham an additional $16,000 (subsequently amended to $25,000), and Burnham's engagement would terminate. As of the date hereof, Market America has paid Burnham $75,000. Market America has not requested that Burnham deliver an opinion as to the fairness of a particular price. Market America also agreed to reimburse Burnham for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, and agreed to indemnify Burnham against certain liabilities arising out of its services. As of June [ ], 2002, Market America had reimbursed Burnham for expenses totaling $[26,892].


     Burnham was not retained to, nor did it, advise Market America with respect to the fairness of the Merger Consideration specifically, alternatives to the Merger or the Board of Director's underlying decision to proceed with or effect the Merger. Furthermore, Burnham was not requested to, nor did it, solicit or assist Market America in soliciting indications of interest from third parties for all or part of Market America. Rather, Burnham undertook to present to the Board of Directors a range of value within which Burnham believed a transaction to sell or acquire Market America could be consummated between willing and knowledgeable buyers and sellers.

     In connection with the preparation of its valuation report, during May and the first half of June, 2001, Burnham reviewed publicly available information on Market America, including financial information for 1996 through Market America's third fiscal quarter of 2001 as well as preliminary, unaudited financial statements for the year ended April 30, 2001, and had discussions with Mr. Ridinger and other Market America management concerning, among other things, results of the fiscal year ended April 30, 2001 and the budget for the following year, management's assumptions for successive fiscal years based on selected operating scenarios and past and current operations and financial conditions. Burnham also compared the financial performance, stock price, trading conditions and market valuations of Market America and other publicly-traded companies, and conducted other financial studies and analyses. During this period, Burnham requested five-year financial projections from Market America but no such projections existed and were not customarily prepared. As a result, Burnham extrapolated five-year projections it needed to complete its analyses from Market America's unaudited April 30, 2001 results and a discounted 2002 Market America budget, without significant input from management. See "Fairness of the Merger--Summary and Significance of the Burnham Report."

     Burnham delivered to the Board of Directors its valuation study on June 18, 2001 (the "Burnham Report") at which time Burnham gave an initial presentation which was essentially a summary of the analyses and results described under "--Fairness of the Merger--Summary and Significance of Burnham Report," and the Board of Directors received the report without engaging in analysis at that time. The Burnham Report included discussion of several valuation methods, which Burnham weighted according to Burnham's assessment of their relative importance. The Burnham Report indicated that a transaction to sell or acquire Market America could be consummated between willing and knowledgeable buyers and sellers within a valuation range from $6.13 per share to $12.34 per share, with a weighted average valuation of $9.03 per share. See "Fairness of the Merger--Summary and Significance of the Burnham Report."

     Following receipt of the Burnham Report, Mr. Ridinger directed that a review of the Burnham Report be undertaken by an internal team, consisting of Mr. Robert Core, certified public accountant, who advised the Board of Directors with respect to accounting and financial issues associated with the Merger, Mr. Richard D. Hall, Jr., Market America's General Counsel, who coordinated legal matters relating to the Merger and later, along with Mr. Core, obtained a loan commitment to finance the Merger (see "FINANCING OF THE MERGER"), as well as Mr. Martin L. Weissman, a Board member and executive vice president of Market America who was concerned with the potential impact of a transaction on Market America's distributors and with shareholder relations. Mr. Core and Mr. Hall, following discussions with Mr. Ridinger, raised certain questions with Burnham regarding their report and asked Burnham to consider revising their report in light of certain concerns (these concerns are discussed below). Burnham stated that, in order to consider any revisions, it would need additional information from Market America, including additional industry and peer company information and management's own five-year financial projections. The time period for Burnham's initial engagement was also extended.

     Following further discussions with Burnham in July and August, 2001, the internal team decided that Market America should prepare a detailed five-year financial forecast which would be submitted to Burnham for consideration in its valuation, in lieu of or as a supplement to the budget extrapolations prepared by Burnham. In late August 2001, Market America engaged an independent financial analyst, Ms. Allison Steinberg, to assist management in the preparation of such financial projections and in a more detailed critique of the Burnham Report, both in view of such forecast and general financial analysis principles. Ms. Steinberg is a self-employed financial analyst with experience in valuations of companies, having spent six years in the corporate finance department of a regional investment bank, in which capacity she conducted valuations and prepared fairness opinions, and having spent three and one-half years as an independent consultant providing a range of financial consulting services including corporate valuations. Prior to this engagement, Ms. Steinberg, like Burnham, had no prior relationship or dealings with Market America and was selected on the basis of business references. For her initial services, Market America paid Ms. Steinberg $7,000, which fee was negotiated at the outset of the engagement. As of June [__], 2002, Market America has paid Ms. Steinberg an additional $[_____] and Ms. Steinberg has billed Market America an additional $[____] for work in updating her analysis.

     On or about September 7, 2001 the financial forecast developed by Market America with Ms. Steinberg (the "Management Forecast") was delivered to Burnham for review. See "Fairness of the Merger--Summary and Significance of the Steinberg Critique." Market America did not prepare this or any forecast with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections. Market America's independent accountants did not perform any procedures with respect to such forecast and assumed no responsibility for it. Neither Market America, its Board of Directors, nor any of Market America's officers, employees, advisors, agents or representatives assumed any responsibility for the accuracy of any portion of this forecast. Because forecasts of this type are based on a number of significant uncertainties and contingencies, all of which are difficult to predict and most of which are beyond Market America's control, Market America did not emphasize the results of analyses utilizing the this Management Forecast in its assessment of the fairness of the Merger Consideration, and cautions its shareholders against placing undue reliance on the certainty of this or other forecasts discussed in this proxy statement. See "SPECIAL FACTORS--Summary and Significance of the Burnham Critique" and "Management Discussion and Analysis--Cautionary Statement."

     On September 10, 2001, a meeting was held in New York City with Mr. Core and Mr. Hall, Ms. Steinberg and Burnham. At this meeting, Ms. Steinberg presented her conclusions, which indicated a range of average per share value of $4.18 to $11.93, with a weighted average value of $8.08, versus a weighted average value of $9.03 calculated by Burnham. The Steinberg presentation at this meeting was essentially a summary of the analyses and results described under "--Fairness of the Merger--Summary and Significance of the Steinberg Critique." Burnham was asked to consider the Management Forecast, current market and economic conditions and the conclusions of Ms. Steinberg, and to narrow its range of implied values for Market America. Extensive discussions ensued among Burnham, Market America and Ms. Steinberg the material terms of which are contained under --"Fairness of the Merger--Summary and Significance of the Steinberg Critique."

     On September 12, 2001, Mr. Core and Mr. Hall had further discussions with Burnham and Ms. Steinberg regarding the per share value range. Initially, Burnham reported that it had reviewed its analysis in the Burnham Report to consider the potential impact on its valuation range of, among other things, current market and economic conditions, Ms. Steinberg's critique and the Management Forecast. It advised Market America that its review did not cause it to believe that any material change to the valuation range in the Burnham Report was warranted. Market America requested that Burnham provide a narrower range of estimated per-share value. In response, Burnham indicated that a potential narrowed range would be $9 to $10.50 per share, reflecting Burnham's view that the upper end of its valuation range was more appropriate in light of Market America's superior performance relative to its peer group. Burnham indicated that its response was based on market conditions as they existed prior to

September 11, without taking into account any impact the events of September 11 might have on the stock and financial markets when they reopened. See "Fairness of the Merger--Summary and Significance of the Burnham Report."


     No further conversations took place during the market closures following the events of September 11, and Market America did not request any further valuation analyses from Burnham. However, on September 21, in informal discussions with Market America's counsel, Burnham suggested that the drop in stock market values following September 11 had likely reduced Burnham's valuation by approximately 5% (effectively to the range of $8.55 to $9.98 per share).


     Burnham's valuation methods and conclusions were not entirely persuasive to the Board of Directors, due in part to the Burnham Report's heavy reliance on methodologies that used the trading price of a company's stock as an indication of its value as well as Burnham's own five-year budget extrapolations. While the Board of Directors, following Burnham's recommendation, considered Burnham's analysis as a whole, they were not satisfied with certain methodologies utilized by Burnham. Mr. Ridinger and the other members of the Board of Directors felt that Burnham's Comparable Transactions Analysis, which estimated the value of each share of Market America Stock at $7.18, was the most valid, primarily because it effectively distinguished the value of a company as a going concern from the price at which an inefficient market would value its illiquid stock and therefore best approximated the actual valuation which would be arrived at in an actual sale of an enterprise between knowledgeable parties. See "Fairness of the Merger--Summary and Significance of the Burnham Report."

     Mr. Ridinger felt that, despite Burnham's narrowing of its initial conclusions, Burnham's valuation was excessive, primarily because the methodologies favored by Burnham were too closely tied to stock trading prices of companies with more public market liquidity than Market America, and because such mathematical analyses failed to account for the contribution of individual managers, such as himself, to the success and value of a company. For example, Mr. Ridinger believed no third party would be willing to acquire Market America at the prices within Burnham's narrowed range without assurances that current management of Market America (particularly Mr. Ridinger) would remain. Mr. Ridinger also felt that Burnham's narrowing approach (using the midpoints of their results in each methodology as the bottom of the narrowed valuation range), which he believed was an attempt to emphasize Market America's performance relative to its peer group, was not justified, since the market failed to recognize such superior performance in any case, and because he believed Burnham had emphasized Market America's performance already in its initial range by weighting certain methodologies and factors more heavily than others. In his consideration of Burnham's narrowed value range, Mr. Ridinger also factored in, among other things, that the economic climate following September 11 created great doubt about the predictability of earnings factored into the Management Forecast, and that Market America Stock continued to trade in the ranges of $4.10 to $4.45 during August, September and the beginning of October, 2001.


     Market America did not engage Burnham to prepare, and Burnham did not prepare, a fairness opinion with respect to its valuation ranges or the overall transaction, nor was Burnham retained to negotiate the financial terms of the Merger, including the Merger Consideration.


     During the second week of September, Mr. Ridinger discussed with fellow director Mr. Weissman his willingness to go forward with a going private transaction with an offer price in the range of $7 - $8. Mr. Weissman had been in regular contact with an investment manager in New York who claimed to have ownership for his clients of 500,000 shares of Market America Stock, or 2.6% (making him the owner of the largest Market America shareholdings known to management outside the Offering Group). This investor had been advocating for action to enhance value for the shareholders. Mr. Weissman, with the agreement of the other members of the Board of Directors asked this investor how he would view a going private transaction in which shareholders would receive $8 per share in cash. While Mr. Weissman was unable to provide the investor with all of the information he would later be provided in this proxy statement in accordance with the proxy rules, the investor indicated in these discussions that he would be favorably inclined toward an offer at such price. Based on such shareholder's expressed interest in this transaction, Mr. Ridinger concluded that other unaffiliated shareholders might also be interested in participating in a sale at such price.

     Mr. Weissman continued discussions with the investor to ascertain if he would be willing to serve as an independent representative of the unaffiliated shareholders in negotiating the terms and price of a going-private transaction and in seeking a fairness opinion from an independently retained financial advisor, but the investor declined to take on this responsibility. (On November 7, 2001, such investor advised Mr. Ridinger in writing "Please count on my support of a transaction that I consider fair both to you and the shareholders." However, on April 19, 2002, such investor notified the company that he was withdrawing his support for the transaction at the $8 per share price. He stated that he was disappointed by the delay in completing the transaction and indicated that "certain dynamics" had changed, referring to Market America's "very strong" operating results just announced for the prior period and the recently announced sale of Herbalife International, Inc., which he believed implied a higher valuation for Market America. The Offering Group did not seek to regain such investor's support at that time. Prior to receipt of this communication, Mr. Ridinger had already initiated an updated evaluation of the fairness of the transaction to take into consideration the factors identified by such investor.)

     Following consideration of Mr. Weissman's conversations in September 2001 with the investor, Mr. Ridinger decided to launch the going-private transaction at the $8.00 per share price. He arrived at his offering price by considering how much he was willing to pay and confirming that such price would be fair, on the basis of the considerations described in "--Fairness of the Merger." After considering how to structure the transaction to ensure compliance with his obligations as a director and controlling shareholder to Market America's shareholders, Mr. Ridinger decided to condition the consummation of the transaction on approval of the holders of the majority of the outstanding shares of Market America Stock held by unaffiliated shareholders. Accordingly, Mr. Ridinger formally delivered his original proposal for the Merger to the Board of Directors at a special meeting called for that purpose on October 17, 2001. At that time, Mr. Ridinger indicated that he was considering offering certain members of Market America management the opportunity to retain an equity interest in Market America following the Merger by becoming members of the Offering Group.

     At the October 17, 2001 meeting, Mr. Ridinger presented a proposal from himself and Ms. Ridinger to acquire the public shares of Market America Stock for $8.00 per share. Mr. Ridinger reviewed with the other members of the Board of Directors the current conditions affecting Market America and its shareholders and his reasons for wanting to complete the proposed transaction. Mr. Ridinger reiterated his belief that the public market consistently under-valued Market America and companies like it, and that such under-valuation not only disappoints shareholders but also hinders Market America's development of the executive management staff the company needs to expand its business. Mr. Ridinger noted that there are theoretically advantages to being a publicly-traded company, including stock value, stock liquidity, and use of company stock to raise capital or make acquisitions. In Mr. Ridinger's opinion, however, pricing trends and trading volume of the Market America Stock have not allowed Market America to effectively take advantage of such benefits. Mr. Ridinger indicated that he did not believe that there would be a significant change in these conditions in the near or long term. He also indicated that there was continued shareholder pressure on management to take steps that would enhance value for Market America's shareholders. He indicated that he was not willing to offer more than $8.00 per share.

     Mr. Ridinger also observed that Market America's shareholders, particularly the unaffiliated shareholders, receive little or no benefit from Market America continuing to be publicly owned and traded. Mr. Ridinger stated that in the year 2001, no analysts covered Market America. Also, because Mr. Ridinger himself owns approximately 77% of the outstanding Market America Stock, it was unlikely that a sufficiently active trading market for the Market America Stock would ever develop. In addition, typical transaction costs for the public sale of Market America Stock significantly reduce the liquidity of the shares, since in most cases these transaction costs represent a large percentage of the value of their holdings at current stock pricing trends. The proposed Merger would allow such shareholders to liquidate their holdings at a fair value without incurring transaction costs.


     Mr. Ridinger informed the Board of Directors that, based on Market America's experience in prior years, Market America's direct costs, which include the fees and expenses of independent auditors, SEC legal counsel, printing, mailing, and other costs associated with SEC filings, are estimated at approximately $130,000 annually.


     Mr. Ridinger observed that another aspect of public registration is the disclosure of proprietary information, such as executive compensation, material contracts, acquisitions, growth strategies, and financial information regarding overall operations. Ceasing registration of Market America Stock would increase the confidentiality of such proprietary information, which Mr. Ridinger believed could be analyzed by Market America's competitors to place Market America at a competitive disadvantage.

     Mr. Ridinger stated that in his view the $8.00 per share cash consideration proposed in the Merger for the shareholders who are not part of the Offering Group would be fair to such unaffiliated shareholders, on the basis of considerations described under "--Fairness of the Merger."

     Mr. Ridinger stated that it would not be productive to consider as an alternative to the proposed going-private transaction the sale of Market America to a third party, for two primary reasons. First, Mr. Ridinger, as founder of Market America and its largest shareholder, was unwilling to sell his own shares of Market America Stock to any unrelated party, for cash or stock, or otherwise relinquish control of the business for which he had made considerable personal efforts. Second, Mr. Ridinger believed that because the future success of Market America would likely be viewed as dependent on his continued management, he did not believe that a third party acquirer would offer an adequate price without his commitment to remain. Mr. Ridinger believed that, even if he were willing to manage the business under the management of an acquiring entity, such acquirer's control or management style could conflict with his own, adversely affecting the continued development of the business.

     Finally, Mr. Ridinger told the Board of Directors, after considering the conditions that minimize the advantages of public company status for all Market America shareholders, the Offering Group wished to undertake this transaction in order to achieve a tax-efficient structure for Market America following the

Merger, through an election to be operated as an "S corporation" under the Internal Revenue Code. Such an election is not available to public companies or any company with more than 75 shareholders or shareholders who are not natural persons. A "sub-chapter S election" would permit Market America's earnings to be attributed as income to the shareholders and taxed only to them on that basis. As a result, earnings of Market America would no longer be taxed twice (as corporate earnings and, then, when distributed, as dividend income to the shareholders). Mr. Ridinger said he intended to cause Market America to be managed with a view toward making periodic distributions to its shareholders. Distributions could be made in connection with an equity compensation plan that would efficiently incentivize and reward Market America's key employees. He said that the Offering Group also hopes to benefit as continuing shareholders of Market America from reductions in operating costs that may be achieved as a result of Market America becoming a private company. Seeing no reason to believe that the market would begin to recognize the company's true value as a public company, and considering the benefits of liquidity at a fair price that this transaction would provide to unaffiliated shareholders, Mr. Ridinger said that, considering the time that could be required to complete the going-private transaction, he saw no reason to delay the commencement of such going-private transaction.

     Following the October 17, 2001 meeting, the Ridingers considered whether it was advisable for other members of management to be offered an opportunity to join the Offering Group and continue to participate in the equity of Market America after it is a private company. The Ridingers believed that key members of Market America's management should be offered this opportunity in recognition of their important contributions to Market America's success. At the invitation of the Ridingers, Mr. Weissman decided to join the Offering Group to continue his participation in the equity of Market America. In addition, following the October 17, 2001 meeting, Mr. Ridinger engaged in discussions of the reasons for the Merger described above and the fairness factors described under "--Fairness of the Merger" with each of Dennis J. Franks (Executive Vice President of Market America), Marc Ashley (Vice President), Joseph V. Bolyard (Vice President), and Andrew Weissman (Director of Field Development) (Mr. Ashley is the brother of Ms. Ridinger, and Andrew Weissman is the son of Martin L. Weissman). After considering these factors over a period of two months, and determining that they agreed with the reasons for and fairness to the unaffiliated shareholders of the Merger, each of these individuals decided to join the Offering Group. See "SPECIAL FACTORS - Offering Group Agreement."


     On January 10, 2002, Mr. Ridinger called a meeting of the Board of Directors to consider the Offering Group's proposal. Because all of the members of the Board of Directors were members of the Offering Group, the Board of Directors determined that it would refrain from making a recommendation to Market America's unaffiliated shareholders. However, after reviewing the minutes of the October 17, 2001 meeting and further considering the factors discussed above the Board of Directors determined that the terms of the Merger were fair to, and in the best interests of, shareholders of Market America, and that the Merger and the Merger Consideration were fair, from a financial point of view, to the unaffiliated shareholders of Market America.


     The Board considered certain negative factors (as described under "--Fairness of the Merger"), including that no fairness opinion had been requested from an independent financial advisor and that no third-party bids had been solicited, but felt that it had had sufficient input on valuation of Market America derived from the Burnham Report and the critique of Ms. Steinberg, and felt that given Mr. Ridinger's indication that he was unwilling to pay more than $8.00 per share (and that in any case he was not willing to sell his shares of Market

America or otherwise relinquish control), the shareholders should be given the opportunity to decide on whether to approve the transaction through the "Majority of the Minority" voting condition.

     Accordingly, the Board of Directors approved the proposed Merger, subject to the approval by holders of a majority of the outstanding shares of Market America Stock in accordance with North Carolina law as well as approval by a majority of the shares held by unaffiliated shareholders of Market America. The Board of Directors also authorized the preparation of the Merger Agreement and proxy materials for the Special Meeting of Shareholders, but did not set a date for the Special Meeting of Shareholders, preferring to wait until it had prepared appropriate solicitation materials and entered into the Merger Agreement. Such tasks took more than two months

     On March 27, 2002, Market America entered into the Merger Agreement with Miracle Marketing and MA Acquisition Sub and filed a preliminary version of this Proxy Statement with the SEC. During the SEC's review of such preliminary proxy statement, the Board of Directors and the Offering Group began to consider how recent improvements in Market America's financial performance could affect their analysis of the fairness of the $8 per share. The Board of Directors noted that the company had outperformed earnings expectations as indicated by a comparison of the Management Forecast to Market America's financial statements for the period ending January 31, 2002. As noted above, the Board of Directors also was informed in late April of the withdrawal of support by a shareholder who had previously supported the Merger and the $8 price; such shareholder believed that the improved performance of Market America since the announcement in October, 2001 and the valuation implied by the announcement of the Herbalife transaction warranted reconsideration of the $8 price.

     On April 10, 2002, Herbalife International, Inc., a Market America peer that was considered by Burnham, Steinberg and the Board of Directors in connection with their Comparable Transactions and Market Multiples Analyses (see "--Fairness of the Merger"), announced that it had entered into a merger agreement pursuant to which its outstanding shares would be acquired for $19.50 per share. The Board of Directors decided to review their analysis on the basis of the recently announced Herbalife transaction, as a further check on its fairness determination.

     Consequently, Market America requested that Ms. Steinberg update her original analysis on the basis of Market America's recent performance as well as the Herbalife transaction, as described below under "--Fairness of the Merger-- Summary and Significance of the Updated Analysis.

     On May 20, 2002, the Board of Directors convened to consider such updated analysis. The Board of Directors reviewed and discussed the factors set forth under "--Fairness of the Merger" including in relation to Market America's recent financial performance and other recent developments. Notwithstanding earnings improvement, the Board of Directors concluded, as described in "--Fairness of the Merger--Summary and Significance of the Updated Analysis" that its analysis still supported a determination that the $8 per share Merger Consideration was fair to unaffiliated shareholders. After confirming that each member of the Offering Group concurred in such conclusion, the Board of Directors directed the updating of the preliminary version of this proxy statement to take into account such updated analysis and conclusions and filing of an amendment to the preliminary proxy statement.

     On [__________], 2002, the Board of Directors set [Meeting Date] as the date of the Special Meeting of the Shareholders for consideration of the Merger, with [Record Date] as the record date for determining the shareholders entitled to notice of and to vote at such meeting.

FAIRNESS OF THE MERGER


     The Board of Directors considered a number of factors in determining the fairness of the Merger including both positive and negative factors as described in this section. The Board of Directors noted that the $8.00 per share that would be paid to unaffiliated shareholders in the Merger was approximately 78% more than the highest price at which Market America Stock had traded in the market for more than a year. The Board of Directors recognized the existence of liquidity issues for the unaffiliated shareholders due to the lack of significant trading volume in Market America Stock..


     The Board of Directors believes that the Merger would provide a good liquidity opportunity and a fair price for unaffiliated shareholders. The Board of Directors believes that the $8.00 Merger Consideration is supported by the most appropriate valuation method under the circumstances, comparison to comparable transactions by similar companies. Moreover, the Merger Consideration represents an 82% premium over $4.40, the last price at which a share of Market America Stock traded immediately before the October 17 , 2001 announcement of the Ridingers' proposal.


     While the Board of Directors is not relying on definitive advice of an investment bank or other financial adviser engaged to render an opinion with respect to the fairness of the Merger Consideration to the unaffiliated shareholders, the Board of Directors has taken into consideration the analysis of Burnham, the critique thereof by Ms. Steinberg and the Management Forecasts as well as updates to Ms. Steinberg's analysis and other factors described herein in reaching the $8.00 per share price.


      SUMMARY AND SIGNIFICANCE OF THE BURNHAM REPORT
      ----------------------------------------------


     The full text of the Burnham Report will be made available for inspection and copying at the principal executive offices of Market America during its regular business hours by any interested shareholder upon its written request. The following description of the Burnham Report is only a summary and description of the Burnham Report and its influence on the Board of Directors' finding that the Merger and Merger Consideration are fair to, and in the best interests of, the unaffiliated shareholders. You may wish to read the full report for a complete understanding of the report's assumptions, considerations and limitations. The Board of Directors' analysis of the Burnham Report and Burnham's conclusions was only part of the process engaged in by the Board of Directors to assess the fairness of the Merger and the Merger Consideration.


     The Burnham Report only provided a broad range of per share values for Market America Stock based on limited information available to, and on market, economic, and other conditions as they existed and could be evaluated by, Burnham as of June 18, 2001. Neither the Burnham Report nor any other analysis or advice to Market America by Burnham addresses in any way the merits of the Board of Directors' decision to solicit your vote in this proxy statement or the fairness of the Merger Consideration.

     Burnham did not independently verify any of the information it obtained for purposes of its report. Instead, Burnham assumed the accuracy and completeness of all such information. Burnham did not make an independent inspection, evaluation or appraisal of the assets or liabilities of Market America, nor did anyone furnish Burnham with any such evaluation or appraisal.

     In determining a per share valuation range of our Common Stock, Burnham employed five generally recognized valuation methodologies which it believed were most appropriate for developing its valuation estimate. After arriving at valuation ranges using each of these methods, Burnham weighted each estimate according to its relative importance from Burnham's perspective. The determination of the most appropriate and relevant methods of financial analysis and the weighting of those methods involve complex considerations and judgments concerning a wide range of factors, all of which may not be fully described in this summary.


     Burnham has advised Market America that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, would create an incomplete view of the process underlying Burnham's conclusions. While the Board of Directors gave consideration to all aspects of Burnham's analysis, the Board of Directors concluded that in its view certain aspects were more useful in determining the value of Market America than others, as described below.

     Burnham has advised Market America that no public company that Burnham utilized in the Burnham Report as a comparison to Market America is identical to Market America, and none of the comparable transactions utilized as a comparison is identical to the Merger. In addition, the Burnham Report utilized estimates and forecasts of future operating results that Burnham extrapolated from Market America's 2002 budget without significant input from management. Both Burnham and the Board of Directors agreed that analyses based on forecasts of future results, particularly those not prepared by management, are not necessarily indicative of actual future results, which may be significantly more or less favorable than the forecasts.


     The Burnham Report concluded that the estimated value of a share of Common Stock as of June 18, 2001, was within the range of $6.13 to $12.34, with a weighted average valuation of $9.03 per share. The Board of Directors specifically considered not only the conclusions of the Burnham Report, but also the advantages and disadvantages of the various methodologies and assumptions used by Burnham. These methodologies and conclusions, along with the significance thereof to the Board of Directors' determination of the fairness of the Merger Consideration, are summarized below:


     COMPARABLE TRANSACTIONS ANALYSIS. This methodology started with a review of a universe of 265 comparable transactions, over a two-year period, in the household furnishings, personal care products, wellness/nutrition, food retailers, leisure, educational, technology/telecommunications and catalog/specialty distribution categories. Burnham selected seven transactions involving companies it believed exhibit similar financial and operating characteristics to Market America and sell to comparable customer bases. These were acquisitions of (i) NatureSmart Inc., (ii) Life Science Technologies Holdings L.P., (iii) VitaminShoppe.com Inc., (iv) Beauticontrol Cosmetics Inc.,
(v) Rexall Sundown Inc., (vi) Worldwide Sport Nutritional Supplements, and (vii) Herbalife International Inc. (This Herbalife transaction, a management buyout, was never completed, and a new transaction was announced in April, 2002. See "--Summary and Significance of the Updated Analysis.") Of the seven transactions considered in Burnham's analysis, two involved target companies that were previously identified by Market America as peers (Beauticontrol and Herbalife), two involved acquiring companies that were previously identified by Market America as peers (Tupperware and American Marketing Systems), and two involved companies being acquired by management (VitaminShoppe and Herbalife); others involved third party acquirers. Burnham noted that that such companies, as active participants in buying and selling companies, presumably would have paid or received fair market value in their respective transactions. The Board of Directors also considered, however, that, as noted by Burnham, some of the companies that were executing acquisition or roll-up transactions may have been able to pay a premium to do so. As a result, the Board of Directors considered that this analysis could result in valuation calculations in excess of fair value.

COMPARABLE TRANSACTIONS DATA SUMMARY:


                                                      DEAL     REVENUE
   ANNOUNCE/   BUYER                                  SIZE       LTM      EBITDA      DEAL       TIC       TIC /     TIC /
       CLOSE      TARGET                              ($MM)     ($MM)     ($MM)       TYPE       ($MM)    EBITDA    REVENUE

     5/11/01   NBTY Inc                               28.00     59.00       NA     Acquisition   28.00       NA       0.47
                 Whole Foods Market Inc.
                  NatureSmart Inc.

      1/9/01   Advantage Marketing Systems             1.50      6.88     -1.78    Acquisition    1.50       NA       0.22
      1/9/01     LifeScience Technologies Holdings
                 Inc.

    12/19/00   Vitamin Shoppe Industries Inc.          7.28     30.18    -41.61    Acquisition    7.28       NA       0.68
     1/12/01     VitaminShoppe.com Inc.                                               MBO

     9/13/00   Tupperware Corp.                       50.62     64.24     -7.4     Acquisition   60.42       NA       0.94
    10/18/00     Beauticontrol Cosmetics Inc.

      5/1/00   Koninklijke Numico NV                1682.47    653.04    115.98    Acquisition 1796.47     15.49      2.75
     5/26/00     Rexall Sundown Inc.                                                   TO

     2/23/00   Rexall Sundown Inc                     71.50     42.00       NA     Acquisition  71.50        NA       1.70
     3/23/00     Worldwide Sport Nutritional
                 Supplements

     9/13/99   Private Group                         210.78   1702.81     87.55    Acquisition  210.78      5.56      0.29
                 Herbalife International Inc                                          MBO

  Average                                            293.16    365.45     30.55                 310.85     10.53      1.01


     Burnham's analysis, summarized above, was based on the actual consideration paid for a business or segment thereof comparable to Market America. Burnham selected the ratio of total invested capital ("TIC" above) to revenues as a basis for comparison since this ratio is generally accepted as meaningful in the marketplace. According to the Burnham Report, total invested capital represents the total amount of capital, including debt and equity, offered or invested in the transaction. This market parameter ratio (or "multiple") was calculated for each actual, comparable transaction, and then the calculations were averaged, resulting in a composite multiple of 1.01. Burnham's application of this multiple to Market America as of April 30, 2001 yielded a price of $7.18 per share.

     Burnham gave a 30% weighting to this analysis, reflecting its view that recent multiples paid for comparable businesses in similar sectors are a more accurate indicator of value than Discounted Cash Flow and Stock Buyback Analyses. However, the Board of Directors found that this type of analysis, which compared the prices paid by comparable companies in comparable industries to the companies' operating statistics, was the most useful approach taken by Burnham, and would have given this approach greater weight. The Board of Directors noted that the companies included in Burnham's analysis using this methodology are very similar to Market America. Market America agreed with the Burnham Report's assumption that such companies, as active participants in buying and selling, are likely to have received or paid fair value in their respective transactions.

     The Board of Directors also considered the valuation using this methodology based on trailing twelve-month revenues as of October 31, 2001, which it estimated at $7.64, which lent convincing support for its assessment that $8.00 per share is a fair price for the unaffiliated shareholders. (Applying this methodology to trailing twelve-month revenues at January 31, 2002 yields a valuation of approximately $ 7.92 per share, as shown below).

                VALUE CALCULATIONS FROM COMPARABLE TRANSACTIONS:

                            YEAR ENDED             QUARTER ENDED
                            ----------             -------------
                         APRIL 30, 2001   OCTOBER 31, 2001  JANUARY 31, 2002
                         --------------   ----------------  ----------------

  TRAILING TWELVE-MONTH   $138,513.71       $146,853.10       $152,188.12
  SALES (THOUSANDS)*

  MULTIPLES USED:
  --------------
  TIC/Sales Multiple             1.01              1.01              1.01

  MARKET VALUATIONS:
  -----------------
  TIC/Sales Multiple      $139,503.09       $148,321.70       $153,710.00
  ------------------
  (thousands)

  Price Per Share               $7.18             $7.64             $7.92

     MARKET MULTIPLE ANALYSIS. This methodology is a standard valuation practice utilized by some industry analysts to compare one company to its peers. Burnham utilized market information from eight selected public companies that possess business characteristics comparable to Market America, including sales levels, growth prospects and overall profit margins. Five of the selected companies were named as peers by Market America in its August 25, 2000 proxy statement:
Herbalife, Inc., Nu Skin Enterprises, Inc., Nature's Sunshine Products, Inc., Tupperware Corporation, and Reliv International, Inc. The three others were Advantage Marketing Systems, Inc., Mannatech Inc., Usana Health Sciences Inc.

     The following market valuation parameters were calculated: Price to Sales; Enterprise Value to EBITDA; Price to Earnings; Price to Operating Cash Flow; and Price to Book, on the basis of such companies closing prices as of June 14, 2001.

          MULTIPLES CALCULATED:

                                       Multiple     Weight Assigned

          PRICE / SALES MULTIPLE         0.49            9.44%

          ENTERPRISE VALUE / EBITDA      5.17           18.52%

          PRICE / EARNINGS              11.64           32.82%


          PRICE/ OPERATING CASH FLOW     8.24           20.39%


          PRICE / BOOK                   1.77           18.82%

     Burnham's review of Market America and its peers caused it to believe that cash flow, EBITDA and earnings are more important drivers of value in this segment than book value or revenues. Therefore, to emphasize the greater significance Burnham attributed to these factors, when averaging the valuation estimates, Burnham gave the estimates mathematical weightings reflecting the percentage each estimate constituted of the sum of all such estimates (thus emphasizing the higher estimates) resulting in a higher valuation. Using this analysis, Burnham arrived at a valuation range of $3.48 to $12.09 per share for Market America. Burnham calculated values for Market America on the basis of Market America's April 30, 2001 year-end results, as shown below.

                  VALUATION CALCULATIONS:

                                        Total         Per Share
                                        Value
                                     (thousands)

 PRICE / SALES MULTIPLE               $67,542.98        $3.48


 ENTERPRISE VALUE / EBITDA           $132,511.65        $6.82

 PRICE / EARNINGS                    $234,768.14       $12.09

 PRICE/ OPERATING CASH FLOW          $145,849.12        $7.51

 PRICE / BOOK                        $134,658.25        $6.93


 AVERAGE                             $143,066.03        $7.37

 WEIGHTED AVERAGE                    $163,060.77        $8.40


     In its analysis overall, Burnham gave the Market Multiple Analysis a weighting of 40%, reflecting its belief that the public markets are more efficient in valuing companies than Discounted Cash Flow and Stock Buyback Analyses, as well as its view, derived from the Performance Ratio Analysis discussed below, that Market America was outperforming its peer group in several key areas. Although this was the favored valuation method of Burnham, the Board of Directors felt that this analysis was not as reliable as the Comparable Transactions Analysis, as the latter related to actual acquisition values realized for companies similar to Market America, while the former related to public market valuation of comparable companies in the absence of any pending change of control transaction. Moreover, the Board of Directors believed that multiples of stock prices are fundamentally inappropriate for valuing companies, like Market America, whose stock is relatively illiquid and, consequently, not priced efficiently by the stock market. As a result, the Board of Directors gave little weight to the results of the Market Multiple Analysis.

     PERFORMANCE RATIO ANALYSIS. This methodology analyzes financial ratios and other performance statistics from selected companies to determine their use of cash, return on assets and equity, operating margins, liquidity, and ability to pay debt. Burnham calculated the following ratios: (i) current ratio, which is current assets divided by current liabilities and attempts to measure ability to pay off short term liabilities; (ii) quick ratio, which is current assets minus inventory divided by current liabilities, which attempts to measure liquidity and financial strength; (iii) pretax interest coverage ratio, which is earnings before interest and taxes divided by interest expenses; (iv) gross margin, which is net sales minus the cost of goods sold divided by net sales; (v) net income margin, which is net income divided by net sales; (vi) operating margin, which is operating income divided by net sales; (vii) return on equity, which is net income divided by total average shareholders' equity; and (viii) return on assets, which is net income divided by total average assets.

      Burnham compared the performance ratios of Market America with those of the peer group companies utilized in the Market Multiple Analysis, and found that Market America's ratios were superior in most categories. Burnham attributed Market America's superior performance specifically to the superior skills of Market America's management.

PERFORMANCE RATIOS:
(CALCULATED FOR EACH COMPANY AS OF THE MOST RECENT REPORTING DATE AS OF  JUNE 18, 2001)

                                                                                                       3 Year       3 Year
                                                         Pretax     3 Year      3 Year      3 Year     Average     Average
                                                        Interest    Average     Average     Average      Net        Gross
                               Current                  Coverage    Return on  Return on   Operating   Income       Income
        Company Name            Ratio    Quick Ratio     Ratio       Assets     Equity      Margin      Margin     Margin
        ------------            -----    -----------     -----       ------     ------      ------      ------     ------

Advantage Marketing Systems      2.9         2.1          NA          6.4        7.5         5.1        3.5        31.8
Inc.
Herbalife Int'l Inc              2.1         1.4         32.1        13.1       26.8        37.4        5.3        73.7
Mannatech Inc.                   1.5         0.6       -129.3        18.8      161.5        21.1        2.4        42.3
Natures Sunshine Products        2.3         1.6       1397.0        18.5       25.9        54.7        6.4        82.6
Inc.
Nu Skin Enterprises, Inc.        2.4         1.5          NA         15.0       36.7        52.6        9.5        81.0
Reliv International Inc          1.0         0.5         -0.5        -0.9       -4.3        27.3       -0.2        59.3
Tupperware Corp.                 1.3         0.8          5.7         9.0       50.4        12.1        6.9        65.2
Usana Health Sciences Inc.       1.0         0.3          3.7        17.4       29.4         9.0        4.7        33.5

                      Average    1.8         1.1        218.1        12.2       41.7        27.4        4.8        58.7

Market America, Inc              6.5         6.1        221.1        34.5       44.9        19.3       12.8        74.9



     Burnham did not derive a value from, or weigh the results of, this analysis. Instead, Burnham considered that the Performance Ratio Analysis gave empirical support for the higher weighting it gave to the higher values calculated with its Market Multiple Analysis. The Board of Directors felt that such comparisons among the companies selected were not necessarily useful considering their differing strategies, market capitalization and public float. Furthermore, the Board of Directors believed that Market America's performance was directly attributable to the management of Market America by James H. Ridinger; as a result, it felt it would be unreasonable to conclude that Market America could be sold to a third party at a multiple comparable to the peer group companies if the acquirer could not be certain Mr. Ridinger would continue to lead Market America. Consequently, the Board of Directors did not believe that Burnham's decision to emphasize methodologies that result in higher valuations was justified by the Performance Ratio Analysis.

     DISCOUNTED CASH FLOW ANALYSIS. This methodology involves a review of Market America's historical five-year financial results and five-year projections or forecasts regarding future operations and the cash flows derived therefrom, discounted to a present value in order to value the shares of Market America. Burnham used a discount rate of 15.13%, derived from Market America's weighted average cost of capital. Since Market America had not provided Burnham with financial projections or significant growth rate guidance, Burnham developed its own financial projections, summarized on the following page.

Projection Prepared by Burnham for Purposes of its Discounted Cash Flow Analysis(1)
All data in thousands of $, except per share information


                                             Slow Growth Case
                                             ----------------
                                           Year ended April 30,
                                           --------------------
                               2,002        2,003        2,004        2,005
                               ------       ------       ------       ------
                                                (Projected)
     Sales                  144,054,254   149,816,424  155,809,081  162,041,445
     Yr-toYr % Change              4.0%          4.0%         4.0%         4.0%

NET REVENUES                144,054,254   149,816,424  155,809,081  162,041,445
     Yr-toYr % Change              4.0%          4.0%         4.0%         4.0%

     Cost of Sales           37,454,106    38,952,270   38,952,270   40,510,361
     Gross Margin                 74.0%         74.0%        75.0%        75.0%

GROSS PROFIT                106,600,148   110,864,154  116,856,811  121,531,083

     Commissions             64,824,414    67,417,391   70,114,087   72,918,650
     % of Revenues                45.0%         45.0%        45.0%        45.0%
     Sales Tax                  576,217       599,266      623,236      648,166
     % of Revenues                 0.4%          0.4%         0.4%         0.4%
     Salaries                 7,778,930     8,090,087    8,569,499    8,912,279
     % of Revenues                 5.4%          5.4%         5.5%         5.5%
     Consulting                 432,163       449,449      467,427      486,124
     % of Revenues                 0.3%          0.3%         0.3%         0.3%
     Rents                    1,440,543     1,498,164    1,558,091    1,620,414
     % of Revenues                 1.0%          1.0%         1.0%         1.0%
     Depreciation &
     Amortization             720,271.3     749,082.1    779,045.4    810,207.2
     % of Revenues                 0.5%          0.5%         0.5%         0.5%
     Other                    6,050,279     6,292,290    6,543,981    6,805,741
                                   4.2%          4.2%         4.2%         4.2%
          TOTAL EXPENSES     81,102,545    84,346,647   87,876,322   91,391,375

OPERATING INCOME (EBITDA)    25,497,603    26,517,507   28,980,489   30,139,709
     % of Revenues                17.7%         17.7%        18.6%        18.6%

     Interest Income          2,160,814     2,247,246    2,337,136    2,430,622
     Interest (Expense)       (144,054)     (149,816)    (155,809)    (162,041)
     Other Income (Expense)     864,326       898,899      934,854      972,249
     PRETAX INCOME           27,658,417    28,764,753   31,317,625   32,570,330
     % of Revenues                19.2%         19.2%        20.1%        20.1%

     Taxes                   10,233,614    10,642,959   11,587,521   12,051,022
      Effective Tax Rate          37.0%         37.0%        37.0%        37.0%

     NET INCOME              17,424,803    18,121,795   19,730,104   20,519,308
     Net Margin (% of

     Revenues)                    12.1%         12.1%        12.7%        12.7%

     Net Income Applicable

     to Common Shareholders

     EARNINGS PER SHARE

     (BASIC)                       0.90          0.93         1.02         1.06
     % Change                    -13.6%          4.0%         8.9%         4.0%

     EBIT                      27,802.5      28,914.6     31,473.4     32,732.4
     EBIT Growth Rate             -5.0%          4.0%         8.9%         4.0%
     - Interest Income from
     Cash                       2,160.8       2,247.2      2,337.1      2,430.6
     EBIT without interest
     income                    25,641.7      26,667.3     29,136.3     30,301.8
     EBIT (1-t)                16,154.2      16,800.4     18,355.9     19,090.1

     Free Cash Flow to Firm   $13,831.1     $16,189.6    $17,720.6    $18,429.5
     PV OF FREE CASH FLOW     $10,809.0     $10,989.5    $10,448.0     $9,438.1


--------
(1)Burnham's five-year projections included projected data for the year ended April 30, 2001 because Market America had not yet completed its audited financial statements for such period; however, the estimates included by Burnham for such year are substantially the same as the audited results for such period. See "Financial Statements."

Projection Prepared by Burnham for Purposes of its Discounted Cash Flow Analysis(1)
All data in thousands of $, except per share information

                                            Base Growth Case
                                            ----------------
                                          Year ended April 30,
                                          --------------------
                             2,002         2,003         2,004        2,005
                             ------        ------        ------       ------
                                               (Projected)
     Sales                  155,135,351   173,751,593  187,651,720  202,663,858
     Yr-toYr % Change             12.0%         12.0%         8.0%         8.0%

NET REVENUES                155,135,351   173,751,593  187,651,720  202,663,858
     Yr-toYr % Change             12.0%         12.0%         8.0%         8.0%

     Cost of Sales           40,335,191    45,175,414   46,912,930   50,665,964
     Gross Margin                 74.0%         74.0%        75.0%        75.0%

GROSS PROFIT                114,800,160   128,576,179  140,738,790  151,997,893

     Commissions             69,810,908    78,188,217   84,443,274   91,198,736
     % of Revenues                45.0%         45.0%        45.0%        45.0%
     Sales Tax                  620,541       695,006      750,607      810,655
     % of Revenues                 0.4%          0.4%         0.4%         0.4%
     Salaries                 8,377,309     9,382,586   10,320,845   11,146,512
     % of Revenues                 5.4%          5.4%         5.5%         5.5%
     Consulting                 465,406       521,255      562,955      607,992
     % of Revenues                 0.3%          0.3%         0.3%         0.3%
     Rents                    1,551,354     1,737,516    1,876,517    2,026,639
     % of Revenues                 1.0%          1.0%         1.0%         1.0%
     Depreciation &
     Amortization             775,676.8     868,758.0    938,258.6  1,013,319.3
     % of Revenues                 0.5%          0.5%         0.5%         0.5%
     Other                    6,515,685     7,297,567    7,881,372    8,511,882
                                   4.2%          4.2%         4.2%         4.2%
          TOTAL EXPENSES     87,341,202    97,822,147  105,835,570  114,302,416

OPERATING INCOME (EBITDA)    27,458,957    30,754,032   34,903,220   37,695,478
     % of Revenues                17.7%         17.7%        18.6%        18.6%

     Interest Income          2,327,030     2,606,274    2,814,776    3,039,958
     Interest (Expense)       (155,135)     (173,752)    (187,652)    (202,664)
     Other Income (Expense)     930,812     1,042,510    1,125,910    1,215,983
     PRETAX INCOME           29,785,987    33,360,306   37,717,996   40,735,435
     % of Revenues                19.2%         19.2%        20.1%        20.1%

     Taxes                   11,020,815    12,343,313   13,955,658   15,072,111
      Effective Tax Rate          37.0%         37.0%        37.0%        37.0%

     NET INCOME              18,765,172    21,016,993   23,762,337   25,663,324
     Net Margin (% of

     Revenues)                    12.1%         12.1%        12.7%        12.7%

     Net Income Applicable

     to Common Shareholders

     EARNINGS PER SHARE

     (BASIC)                       0.97          1.08         1.22         1.32
     % Change                     -7.0%         12.0%        13.1%         8.0%

     EBIT                      29,941.1      33,534.1     37,905.6     40,938.1
     EBIT Growth Rate              2.3%         12.0%        13.0%         8.0%
     - Interest Income from
     Cash                       2,327.0       2,606.3      2,814.8      3,040.0
     EBIT without interest
     income                    27,614.1      30,927.8     35,090.9     37,898.1
     EBIT (1-t)                17,396.9      19,484.5     22,107.2     23,875.8

     Free Cash Flow to Firm   $15,461.6     $19,372.8    $21,676.3    $23,410.5
     PV OF FREE CASH FLOW     $12,083.2     $13,150.2    $12,780.3    $11,988.9

--------
(1)Burnham's five-year projections included projected data for the year ended April 30, 2001 because Market America had not yet completed its audited financial statements for such period; however, the estimates included by Burnham for such year are substantially the same as the audited results for such period. See "Financial Statements."

Projection Prepared by Burnham for Purposes of its Discounted Cash Flow Analysis(1)
All data in thousands of $, except per share information

                                                Fast Growth Case
                                             ----------------
                                           Year ended April 30,
                                           --------------------
                            2,002         2,003         2,004         2,005
                            ------        ------        ------        -----
                                               (Projected)
     Sales                  166,216,447   199,459,737  239,351,684  287,222,021
                                  20.0%         20.0%        20.0%        20.0%

NET REVENUES                166,216,447   199,459,737  239,351,684  287,222,021
     Yr-toYr % Change             20.0          20.0%        20.0%        20.0%

     Cost of Sales           43,216,276    51,859,532   59,837,921   71,805,505
     Gross Margin                 74.0%         74.0%        75.0%        75.0%

GROSS PROFIT                123,000,17    147,600,205  179,513,763  215,416,516

     Commissions             74,797,401    89,756,881  107,708,258  129,249,909
     % of Revenues                45.0%         45.0%        45.0%        45.0%
     Sales Tax                  664,866       797,839      957,407    1,148,888
     % of Revenues                 0.4%          0.4%         0.4%         0.4%
     Salaries                 8,975,688    10,770,826   13,164,343   15,797,211
     % of Revenues                 5.4%          5.4%         5.5%         5.5%
     Consulting                 498,649       598,379      718,055      861,666
     % of Revenues                 0.3%          0.3%         0.3%         0.3%
     Rents                    1,662,164     1,994,597    2,393,517    2,872,220
     % of Revenues                 1.0%          1.0%         1.0%         1.0%
     Depreciation &
     Amortization           4,986,493.4   5,983,792.1  7,180,550.5  8,616,660.6
     % of Revenues                 3.0%          3.0%         3.0%         3.0%
     Other                    6,981,091     8,377,309   10,052,771   12,063,325
                                   4.2%          4.2%         4.2%         4.2%
          TOTAL EXPENSES     93,579,860   112,295,832  134,994,350  161,993,220

OPERATING INCOME (EBITDA)    29,420,311    35,304,373   44,519,413   53,423,296
     % of Revenues                17.7%         17.7%        18.6%        18.6%

     Interest Income          2,493,247     2,991,896    3,590,275    4,308,330
     Interest (Expense)       (166,216)     (199,460)    (239,352)    (287,222)
     Other Income (Expense)     997,299     1,196,758    1,436,110    1,723,332
     PRETAX INCOME           27,758,147    33,309,776   42,125,896   50,551,076
     % of Revenues                16.7%         16.7%        17.6%        17.6%

     Taxes                   10,270,514    12,324,617   15,586,582   18,703,898
      Effective Tax Rate          37.0%         37.0%        37.0%        37.0%

     NET INCOME              17,487,632    20,985,159   26,539,315   31,847,178
     Net Margin (% of

     Revenues)                    10.5%         10.5%        11.1%        11.1%

     Net Income Applicable

     to Common Shareholders

     EARNINGS PER SHARE

     (BASIC)                       0.90          1.08         1.37         1.64
     % Change                    -13.3%         20.0%        26.5%        20.0%

     EBIT                      27,924.4      33,509.2     42,365.2     50,838.3
     EBIT Growth Rate             -4.6%         20.0%        26.4%        20.0%
     - Interest Income from
     Cash                       2,493.2       2,991.9      3,590.3      4,308.3
     EBIT without interest
     income                    25,431.1      30,517.3     38,775.0     46,530.0
     EBIT (1-t)                16,021.6      19,225.9     24,428.2     29,313.9

     Free Cash Flow to Firm    16,967.4      20,888.1     26,422.8     31,707.4
     PV OF FREE CASH FLOW     $13,259.9     $14,178.8    $15,578.8    $16,237.9


--------
(1)Burnham's five-year projections included projected data for the year ended April 30, 2001 because Market America had not yet completed its audited financial statements for such period; however, the estimates included by Burnham for such year are substantially the same as the audited results for such period. See "Financial Statements."

     Burnham's projections of Market America's future cash flows distinguished between cash flows from Market America's approximately $60 million in cash assets at April 30, 2001, which have a constant value and no associated risk, and free cash flows from the firm's other assets, which are susceptible to assumptions about Market America's future growth. This distinction caused, among other things, Burnham to adjust Market America's capital risk profile or "beta" upward in calculating Market America's cost of capital in order to reduce the potential effect of Market America's large cash balance on the valuation. Burnham analyzed Market America's prospects under three growth scenarios: a base case, with an assumed annual compounded growth rate of 9.9% (and a terminal growth rate of 6%); a slow growth case, 4% (and terminal rate of 2%); and a high growth case, 20% (and a terminal rate of 9%). Burnham then applied its growth scenarios to Market America's unaudited April 30, 2001 results and 2002 budget, which Burnham discounted due to actual 2001 results falling significantly short of the 2001 budget, to produce a five-year free cash flow projection for Market America. "Free cash flow from the firm" was defined by Burnham as earnings before interest and taxes (without interest income) multiplied by one minus the effective tax rate and adjusted for depreciation and amortization, capital expenditures and changes in working capital that is available to creditors and equity owners.


     As shown in the projections appearing on the prior page, after calculating free cash flow from the firm, Burnham added back Market America's cash balance to arrive at a per share valuation. The Burnham Report concluded that the Discounted Cash Flow Analysis provided a range of valuation of $9.84 to $20.27 per share, with the base case yielding a value of $13.22 per share.

     Although Burnham believed that its projection and valuation methods were conservative, Burnham gave this analysis a lower weighting (25%) than it gave to the Comparable Transactions and Market Multiple Analyses because it was done without the benefit of management projections or significant growth guidance, and because Burnham believed this Discounted Cash Flow is a less reliable methodology in any case. The Board of Directors noted that the Burnham Report relied on Burnham's own projections (which were extrapolations from Market America's projected 2002 budget) rather than the Management Forecast. The Board also felt that given the uncertainties of the current economic environment and the inherent unreliability of projections and forecasts generally, this valuation method should not be relied upon, even if it were based on the Management Forecast.

     STOCK BUYBACK MULTIPLE ANALYSIS. This methodology is based on analysis of a company's prior stock buybacks and seeks to reflect an aggregate price that a sophisticated and knowledgeable seller would receive for Market America Stock over a measurable period of time (as opposed to a single transaction, which could be influenced by a specific event). Based on the dates and prices of three recent stock buybacks by Market America (30,000 shares purchased in 2000 for $2.00 per share, 100,000 shares purchased in 2000 for $3.09 per share, and 400,000 purchased in 2000 for $3.09 per share), Burnham determined the averages of five multiples (Price to Sales; Enterprise Value to EBITDA; Price to Earnings; Price to Operating Cash Flow; and Price to Book). The averages of the multiples calculated with respect to each stock buyback are set forth below:

           MULTIPLE/VALUATION CALCULATIONS:

                                   Multiple  Total Value    Per Share Value
                                              (millions)

           PRICE / SALES             0.53       $73.2         $3.77
           MULTIPLE

           ENTERPRISE VALUE /        1.93       $48.3         $2.49
           EBITDA
           PRICE /                   4.10       $82.6         $4.26
           EARNINGS
           PRICE/ OPERATING CASH     3.76       $66.5         $3.42
           FLOW
           PRICE /                   1.43       $109.1        $5.62
           BOOK

           Average                              $81.2         $4.18

     Burnham then applied each of these multiples to Market America's unaudited April 30, 2001 year end financial information and averaged the results of estimates reached for each multiple. The result was a valuation of $4.18 per share.


     Burnham gave a 5% weighting to this analysis. Market America had only engaged in three separate buybacks during the 2000 fiscal year and the 2001 fiscal year to date, each from the same original shareholder of Market America (not a member of the Offering Group) at prices ranging from $2 to $3.09 per share. The Board of Directors agreed with Burnham that the prices paid in these transactions were not the best indicators of Market America's value.


     NARROWED VALUATION RANGE. In early September, at the request of Market America, Burnham reviewed the per share valuation range in the Burnham Report in light of the subsequently developed Management Forecast, current market and economic conditions and Ms. Steinberg's critique. During the course of its review Burnham specifically considered the impact of the Management Forecast and a lower terminal value (4 x base case free cash flow) on the Discounted Cash Flow Analysis. At the September 12, meeting Burnham advised Market America that its review did not cause it to believe that any material change to the Burnham Report's valuation range was warranted. Market America asked Burnham if it could narrow the range of per share values in the Burnham Report. Burnham suggested that an appropriate potential narrowed range would be $9 to $10.50 per share, reflecting Burnham's view that Market America's superior performance relative to its peer group implied that the upper end of its valuation range was more appropriate. The Board of Directors disagreed with this approach to narrowing the valuation range, because it felt that Burnham already reflected Market America's superior performance in the application of its methodologies.

     SUMMARY AND SIGNIFICANCE OF THE STEINBERG CRITIQUE
     --------------------------------------------------


     Ms. Steinberg was hired to help the Board of Directors evaluate the Burnham Report. Ms. Steinberg was not engaged to provide and did not provide an independent valuation of Market America or an analysis of the fairness of the Merger Consideration specifically. Nevertheless, Ms. Steinberg's critique of the Burnham Report was useful to the Board of Directors in its review of various methodologies that may be used to determine the value of a company's shares. The underlying spreadsheets developed by Ms. Steinberg in connection with her critique will be made available for inspection and copying at the principal executive officers of Market America during its regular business hours by any interested shareholders upon written request. You may wish to read the full analysis for a complete understanding of the assumptions, considerations and limitations implicit in this analysis. The Board of Directors' consideration of the analysis described in this section was only part of the process engaged in by the Board of Directors to assess the fairness of the Merger and the Merger Consideration.

     Although Market America does not, as a matter of course, make public forecasts or projections as to future financial results, to the extent the analyses described below, such as Discounted Cash Flow Analysis, utilized forward-looking information about Market America, Ms. Steinberg used the Management Forecasts. The Management Forecasts were developed by Market America management with the assistance of Ms. Steinberg in response to the Burnham Report, which had relied on Burnham-developed extrapolations of Market America information. The Board of Directors did not emphasize the results of such forward-looking methodologies in reaching its conclusion that the Merger Consideration is fair from a financial perspective to the unaffiliated shareholders of Market America. A summary of Ms. Steinberg's analysis is set forth below.

     COMPARABLE TRANSACTIONS ANALYSIS. Ms. Steinberg noted that the companies included in the Burnham analysis were similar to Market America, and further agreed that such companies, as active participants in buying and selling, were likely to have received or paid fair value in their respective transactions. Based on such analysis, the Burnham Report concluded, and Ms. Steinberg accepted, that utilizing this method of valuation would result in a value of roughly $7.18 per share, as of April 30, 2001. Ms. Steinberg also calculated this value as of July 31, 2001 and averaged the results for an average valuation of $7.37.

     MARKET MULTIPLE ANALYSIS. The results of this analysis led Ms. Steinberg to price Market America Stock in the range of $2.78 per share to $11.42 per share, with an average of $7.77 per share, based on market stock prices as of September 3, 2001. There were two primary differences between Ms. Steinberg's market multiple analysis, presented below and that of Burnham.

                        MULTIPLES CALCULATED:

                                                 Median
                                                Multiple

                        PRICE / SALES              0.4
                        MULTIPLE

                        ENTERPRISE VALUE /         5.2
                        EBITDA

                        PRICE / EARNINGS          10.3

                        PRICE/ EBITDA              5.1

                        PRICE /                    1.6
                        BOOK

     First, Ms. Steinberg chose to eliminate one of the comparable companies, Advantage Marketing Systems, Inc., from the Market Multiple Analysis conducted by Burnham because it had minimal revenues and profit margins when compared to the rest of the comparable group and was thus trading at implied market multiples that were significantly in excess of the rest of the group. In Ms. Steinberg's opinion, these inflated market multiples were merely a result of this company's small size and lack of earnings, and not indicative of the market's belief that this company deserved a superior market valuation vis-a-vis the rest of the group.

     Second, Ms. Steinberg disagreed with Burnham's calculation of a weighted average per share valuation from this analysis. Ms. Steinberg calculated a straight average of the valuations resulting from the five multiples utilized by Burnham (Price to Sales; Enterprise Value to EBITDA; Price to Earnings; Price to Operating Cash Flow and Price to Book), and arrived at a value of $7.77 as opposed to Burnham's "weighted" average value of $8.40. Burnham's weighted average gave more emphasis to the higher values implied by the price to earnings, Enterprise Value to EBITDA and price to cash flows multiples. Ms. Steinberg felt that Burnham's greater weighting of these factors in its Market Multiple Analysis was inappropriate and inconsistent given its sizable weighting of its Comparable Transactions methodology, which it completed solely on the basis of a multiple of revenues. Also, Ms. Steinberg questioned the usefulness of the multiples generated from the companies used in this analysis, as most of these companies were either much larger and more established than Market America, or were so small that they had minimal earnings. Ms. Steinberg considered Market America's financial data as of both April 30, 2001 and July 31, 2001 and averaged the values. Ms. Steinberg's results are presented below:

                     VALUATION
                     CALCULATIONS:

                                             Total         Per
                                             Value        Share
                                             -----        -----
                                          (thousands)

                     PRICE / SALES         $54,062.7       $2.78
                     MULTIPLE

                     ENTERPRISE VALUE /    $213,067.8     $10.97
                     EBITDA
                     PRICE /               $221,836.5     $11.42
                     EARNINGS
                     PRICE/ EBITDA         $124,155.7      $6.39
                     PRICE /               $141,709.2      $7.30
                     BOOK

                     AVERAGE               $150,966.4      $7.77


     The Board of Directors also considered that if Ms. Steinberg had recalculated these multiples as of February 12, 2002, the average per share valuation would have increased from $7.77 to $9.55, because of the changes in the performance and multipliers calculated for the comparable companies used in this analysis. In the Board of Directors' view, however, such changes among the comparable companies' and the constant changes of multiples make the multiples unreliable for valuation purposes. Moreover, the Board of Directors felt that multiples calculated on the basis of a company's trading price were fundamentally inappropriate for valuing companies like Market America, whose share prices bear little relationship to company value as a result of the relative illiquidity of the shares and Market America's very significant dependence on one individual, Mr. Ridinger. Consequently, the Board of Directors gave little weight to the results of the Market Multiple Analyses performed by either Burnham or Ms. Steinberg.

     PERFORMANCE RATIO ANALYSIS. Ms. Steinberg agreed with Burnham that this analysis indicated that Market America was undervalued in the stock market based upon its performance statistics vis-a-vis its universe of comparable companies, but she did not believe that such performance statistics justified Burnham's emphasis of one methodology (Market Multiple Analysis), which had produced higher valuation results, over others. The Board of Directors agreed and also questioned the usefulness of such comparisons when such analysis failed to account for differences among such companies such as the relative importance of particular company managers to a company's overall success.

      DISCOUNTED CASH FLOW ANALYSIS. In conducting this analysis, Ms. Steinberg utilized the Management Forecast, which assumed an annual growth rate of 6.9%. A summary of this forecast (in the form of a projected income statement) is presented below:

INCOME STATEMENT:
(THOUSANDS, EXCEPT PER SHARE NUMBERS)

INCOME STATEMENT:
(THOUSANDS, EXCEPT PER SHARE NUMBERS)
                                                                    Year Ended April 30,
                                                                    --------------------
                                      2002              2003              2004              2005               2006
                                      ----              ----              ----              ----               ----
SALES                            $ 145,230,952       $ 154,316,105  $ 166,398,725        $ 179,402,537       $ 193,528,179

   % GROWTH                            4.8%                6.3%           7.8%                 7.8%                7.9%

COST OF SALES                       38,131,869          39,736,397     42,431,675           45,299,141          48,382,045

   GROSS PROFIT                    107,099,083         114,579,708    123,967,050          134,103,397         145,146,134

   % MARGIN                           73.7%               74.3%          74.5%                74.8%               75.0%

SELLING EXPENSES

   Commissions                      62,594,919          67,127,506     72,799,442           78,937,116          85,636,219
   Sales tax                             -                   -                 -                 -                   -

GENERAL AND ADMIN.

   Salaries                                                                                                      9,482,881
                                     8,537,978            8,641,70      8,819,132            9,149,529
   Consulting                          233,057             385,790        415,997              448,506             483,820
   Lease expense                                                                                                 1,548,225
                                     1,180,388           1,234,529      1,331,190            1,435,220
   Depreciation & amortization                                                                                   2,012,991
                                     1,218,549           1,412,991      1,612,991            1,812,991
   Other                                                                                                         6,773,486
                                     5,937,287           6,172,644      6,323,152            6,458,491
     TOTAL GENERAL AND ADMIN.                                                                                   20,301,404
                                    17,107,259          17,847,657     18,502,462           19,304,739

INCOME FROM OPERATIONS                                                                                          39,208,511
                                    27,396,906          29,604,546     32,665,146           35,861,541
   % MARGIN                           18.9%              19.2%          19.6%                 20.0%               20.3%

Interest income (expense)                                                                                        6,034,162
                                     2,570,444           3,301,761      4,101,634            5,015,782
Gain (loss) on sale of assets
                                       300,000             324,064        349,437              376,745             406,409
Other income

                                       605,039             632,696        682,235              735,550             793,466
   PRE-TAX INCOME                                                                                               46,442,547
                                    30,872,388          33,863,067     37,798,452           41,989,620
   % MARGIN                           21.3%               21.9%           22.7%               23.4%               24.0%

Income taxes                                                                                                    17,415,955
                                    11,544,026          12,698,650     14,174,420           15,746,107
   NET INCOME                     $ 19,328,362        $ 21,164,417   $ 23,624,033         $ 26,243,512        $ 29,026,592

   BASIC EARNINGS PER SHARE             $ 1.00              $ 1.09         $ 1.22               $ 1.35              $ 1.49
   Weighted average shares                                                                                      19,420,000
                                    19,420,000          19,420,000     19,420,000           19,420,000

SUPPLEMENTAL DATA:

   EBITDA                         $ 28,615,454        $ 31,017,537   $ 34,278,137         $ 37,674,533        $ 41,221,502

      % margin                        19.7%              20.1%           20.6%                21.0%               21.3%


     Ms. Steinberg agreed with Burnham's calculation of free cash flow, as well as the discount rate it calculated as appropriate for Market America, but did not agree with Burnham's calculation of a terminal value, which was based on a multiple of 11.0x free cash flow (or 6.8x EBITDA). Ms. Steinberg conducted her analysis using a terminal value equal to 5.1x trailing EBITDA (or 8.2x free cash flow), due to her belief that this method resulted in a more realistic "take out" value for a closely held company with a relatively small senior management team, like Market America, at the end of fiscal 2006 (i.e., the price at which Market America, as a whole, would likely be acquired). Ms. Steinberg's analysis noted that a "take out" value of up to 8.0x last twelve months EBITDA would be possible, although unlikely, since such a take out value was based on the current per share market price of a Market America peer group comparable company that had a much larger size, greater market dominance and presumably broader management team than Market America. Ms. Steinberg felt that Burnham's terminal multiple, which was derived using a form of the dividend growth model, was highly theoretical, and did not represent a realistic terminal multiple for Market America at the end of fiscal 2006. Using the terminal value of 5.1 x EBITDA, Ms. Steinberg arrived at a base case of $12.23 per share, which was 8% less than Burnham's base case calculation.

NET PRESENT VALUE ANALYSIS:

                                                          YEAR ENDED APRIL 30,
                                                          --------------------

                              2002             2003              2004             2005               2006
                              ----             ----              ----             ----               ----

NET INCOME                 $  19,328,362     $  21,164,417    $  23,624,033     $  26,243,512      $  29,026,592
                                                                                                  $  300,238,890 Terminal Value

                             $19,328,362       $21,164,417      $23,624,033       $26,243,512       $329,265,482

EBIT * (1-T)               $  17,719,077     $  19,100,816    $  21,060,511     $  23,108,648      $  25,255,241

DEPRECIATION                   1,218,549         1,412,991        1,612,991         1,812,991          2,012,991

CAPITAL EXPENDITURES

                             (4,713,335)       (1,000,000)      (1,000,000)       (1,000,000)        (1,000,000)
CHANGE IN NON-CASH
WORKING CAPITAL                  204,271         (501,832)          549,032           563,923            606,688

   FREE CASH FLOW          $  14,428,561     $  19,011,975    $  22,222,535     $  24,485,563      $  26,874,921
                                                                                                  $  210,336,300 Terminal Value

                            $ 14,428,561      $ 19,011,975     $ 22,222,535      $ 24,485,563       $237,211,220


     Ms. Steinberg further prepared a second discounted cash flow analysis whereby she discounted net income, rather than free cash flow, to arrive at an equity value for Market America. In this case, Ms. Steinberg utilized a terminal value based on 10.3x trailing net income. Using that methodology, Ms. Steinberg arrived at a base case value of $11.64 per share. In both discounted cash flow analyses, Ms. Steinberg arrived at values less than the base case value of $13.22 per share calculated by Burnham.

     Because the Board of Directors did not believe that forecasts are very reliable, given changes in economic conditions and other limitations with forecasts in general, Market America did not emphasize the results of this methodology in its final conclusions.

     STOCK BUYBACK MULTIPLE ANALYSIS. Ms. Steinberg agreed with Burnham that, in most situations, stock buybacks are a measurement of the fair market value of outstanding shares as determined by those most intimate with overall operations and future prospects, but that this should not be a significant factor in the valuation of Market America.

     VALUATION WEIGHTINGS. When analyzing the results from each of the five valuation methodologies, Ms. Steinberg weighted the Market Multiple Analysis slightly more (although she disagreed with Burnham's weighting of factors within its Market Multiple Analysis), and the Discounted Cash Flow Analysis slightly less, than Burnham. Ms. Steinberg did this based upon her belief that the Discounted Cash Flow analysis was predicated upon a very large number of financial and non-financial assumptions, and is thus less reliable as an indicator of fair market values for comparable companies and transactions in Market America's industry (versus the biotech or Internet industry, for example) than the Market Multiple Analysis or the Comparable Transaction Analysis, both of which are based on actual market valuations and trailing financial performance. Similarly, the Board of Directors gave little weight overall to the Market Multiple Analysis and Discounted Cash Flow Analysis, believing that Comparable Transactions Analysis was most useful for approximating the actual valuation of a company by motivated buyers and sellers in an arms length transaction.


     NARROWED VALUATION RANGE. Ms. Steinberg noted that, in arriving at its narrowed valuation range of $9 to $10.50 per share, Burnham utilized the approximate mid-point of the per share valuations it calculated from the five methodologies as the low point of its final suggested valuation range, even though it had already weighted the methodologies to reflect Market America's performance strengths.


     SUMMARY AND SIGNIFICANCE OF UPDATED ANALYSIS

     As described under "Background and Purposes of the Merger," Ms. Steinberg updated portions of her analysis in April 2002, because Mr. Ridinger wanted to check the prior conclusions as to the fairness of the Merger Consideration against more recent market developments and the financial results of Market America and to consider the implications of the then recently announced acquisition by merger of Herbalife International, Inc. The Board of Directors believed that analyzing the Herbalife transaction would provide a better indication of how similar companies would be valued in transactions between informed and motivated buyers and sellers in an arms length transaction. You may wish to read the full updated analysis for a complete understanding of the assumptions, considerations and limitations implicit in this analysis. The Board of Directors' consideration of this updated analysis was only part of the process engaged in by the Board of Directors to assess the fairness of the Merger and the Merger Consideration. The results of such updated analysis are described below:

     COMPARABLE TRANSACTIONS ANALYSIS. The Board of Directors requested that Ms. Steinberg evaluate the recently announced Herbalife transaction in the context of her Comparable Transactions Analysis. The transaction was considered particularly useful for analysis of this kind, because a great deal of data is available on the company and the transaction. The Board of Directors believed that analysis of the recent Herbalife transaction provided the best available information for checking the fairness of the Merger Consideration, since Herbalife is a company in a similar business and the price per share in that transaction represented an outcome reached by a motivated buyer and seller in an arms length transaction. Unlike stock price analysis, the analysis of such a transaction is useful for understanding how an efficient market would value a company. The data for the Herbalife transaction used by Ms. Steinberg is presented below:

    HERBALIFE TRANSACTION DATA SUMMARY:

                                                  TTM        TTM                TTM      BOOK
         ANNOUNCE/  BUYER                       REVENUE    EBITDA     TIC    NET INCOME  VALUE     DEAL
             CLOSE      TARGET                   ($MM)      ($MM)    ($MM)     ($MM)     ($MM)     TYPE

           4/11/02  Whitney & Co./              1,020.0     86.8     685.0      42.6     260.9   Acquisition
                    Golden Gate Capital
                      Herbalife International
                      Inc.


     First, Ms. Steinberg updated the original Comparable Transactions analysis by replacing the multiples calculated on the basis of the original, uncompleted Herbalife transaction with those calculated for the new transaction. As in Burnham's analysis, Ms. Steinberg used only the multiple of sales for valuation purposes, because it was the only multiple for which sufficient data points were available for statistical validity. On this basis, Ms. Steinberg arrived at a valuation of $8.32, based on Market America trailing twelve month data as of January 31, 2002, as opposed to $7.88 using Burnham's original transactions only, as shown below:

                   VALUE CALCULATIONS FROM UPDATED COMPARABLE
                   TRANSACTIONS ANALYSIS:

                                           Year Ended       TTM Ended
                                           April 30,       January 31,
                                              2001             2002
                                              ----             ----

                   ANNUAL SALES             $138,513.7     $152,188.1
                   (THOUSANDS)*

                   MULTIPLES USED:

                   TIC/Sales                      1.06           1.06
                   Multiple

                   MARKET
                   VALUATIONS:

                   TIC/Sales Multiple      $147,101.56    $161,623.79
                   -------------------
                   (thousands)

                   Price Per Share               $7.57          $8.32

     Then, Ms. Steinberg considered the implications of the Herbalife transaction exclusively. Ms. Steinberg considered the Herbalife transaction to be useful for such purpose since so much data was available; however, she cautioned that significant differences, particularly the strength of the Herbalife brand name and the significantly larger revenues generated by Herbalife, existed between Market America and Herbalife, so that some discount should be applied to the valuation calculated from the Herbalife transaction for Market America. Without any such discount, Ms. Steinberg's analysis on the basis of the recent Herbalife transaction exclusively resulted in the following valuation calculations, for an average valuation of $11.96, based on Market America data as of January 31, 2002, as shown below:

           HERBALIFE ANALYSIS VALUATION
           CALCULATIONS:

                                   Multiple    Total Value    Per Share Value
                                   --------    -----------    ---------------
                                                (millions)

           TIC / EBITDA MULTIPLE     7.89         $238.5        $12.28
           TIC/ SALES MULTIPLE       0.67         $102.2        $5.26
           TIC / NET                16.08         $348.7        $17.96
           INCOME MULTIPLE
           TIC / BOOK VALUE          2.63         $239.3        $12.32
           MULTIPLE

           AVERAGE                                $232.2        $11.96


     The Board of Directors agreed that the Herbalife transaction was very useful for valuation purposes because it is recent, the company is in a similar business, and because adequate information is available on the company and transaction. At the same time, the Board of Directors recognized that while similar, Herbalife and Market America have significant differences that should affect their valuations. For example, the Board of Directors concluded that Herbalife's superior name justified a premium over what would be paid with name recognition similar to that which existed for Market America. In addition, while the Board of Directors noted that Market America could be seen as outperforming Herbalife in certain respects on the basis of the ratios discussed in the Performance Ratio Analysis, the Board of Directors attributed such performance of Market America specifically to the skill of Market America's founder and chief executive officer, James H. Ridinger, in the development of Market America's business. The Board of Directors noted that Herbalife is currently operating successfully without its founder, and the fact that there is significant participation in the acquisition by an unrelated party that is willing to risk acquiring the company without such founder. The Board of Directors concluded that were Herbalife's founder so essential to the Herbalife business as Mr. Ridinger is to Market America's business, such acquirer would likely not have been willing to pay as high a price to acquire Herbalife. By the same reasoning, a third party acquirer of Market America would likely expect a discount without a guaranty of retaining Mr. Ridinger. The Board of Directors also credited Herbalife's management organization, which is more extensive and proven than that of Market America, with the company's sale at this price.

     The Board of Directors noted that other significant non-mathematical differences between Herbalife and Market America seem to justify a sale of Herbalife at a premium relative to Market America. Herbalife is an older and more established business, having had success as a direct sales company longer and having proven it can be successful in the international market, with sales organizations in many countries and a presence on six continents. Market America, on the other hand, has not yet proven it can compete in international markets. In addition, the Board of Directors concluded, a reasonable purchaser would consider in its pricing of this transaction that unlike Market America, Herbalife develops and manufactures some of the products it markets. As a result, Herbalife is likely to be viewed as less vulnerable to supply disruptions and competition, the Board of Directors concluded.

     Finally, the Board of Directors considered that Herbalife successfully survived a major conflict with the U.S. government in the mid 1980s, in which the government had tried to put the company out of business by challenging the validity of Herbalife's principal diet products. The ability of Herbalife to fend off this attack proved the strength of Herbalife's field organization in the face of adversity as well as customer loyalty. On the other hand, it is unclear whether the field organization and customer base of Market America would show comparable strength in the event of an aggressive attack on its products.

     Taking into account all of these differences, The Board of Directors concluded that even though Market America appeared to out-perform Herbalife on the basis of certain performance ratios, a valuation of Market America based on the Herbalife sale would have to be discounted by at least 35%. Applying this discount to the price for Market America shares calculated on the basis of the Herbalife transaction multiplier results in a valuation of $150,971,080, or $7.77 per share. Taking into consideration that the valuation calculated on the basis of the updated Burnham analysis, $8.32, should also be discounted to take into account the discount needed as a result of differences between Herbalife and Market America, the Board of Directors concluded that the Comparable Transactions Analysis update supported the conclusion that the $8.00 per share price is fair.

     The Board of Directors also considered Ms. Steinberg's finding that the announced price in the Herbalife transaction represented a premium over the most recent trading prices of Herbalife prior to the announcement, of 26.7% with respect to Class A shares and of 35.4% with respect to Class B shares. Applying the average of these premiums to the last trading price of Market America prior to the announcement of the Merger would result in a price of only $5.63.

     MARKET MULTIPLE ANALYSIS. Starting with the same group of comparable companies, the multiples were recalculated on the basis of the closing prices of such companies stock as of April 12, 2002, at which time many of such stocks were close to their 52-week highs. Because Reliv International, Inc.'s earnings had diminished considerably, it was excluded from the updated calculation of the Price/Earnings multiple. These calculations resulted in the following multiples, which represent increases over the earlier analysis:

                        MULTIPLES CALCULATED:

                                                Multiple
                                                --------

                        PRICE / SALES              0.6

                        ENTERPRISE VALUE /         7.2
                        EBITDA

                        PRICE / EARNINGS          14.5

                        PRICE/ EBITDA              8.1

                        PRICE /                    2.6
                        BOOK

     Values were calculated for Market America on the basis of the average of the results from application of the updated multiples to Market America's January 30, 2002 results and to Market America's April 30, 2001 results:

                     VALUATION CALCULATIONS:

                                             Total      Per
                                             Value     Share
                                             -----     -----
                                          (thousands)

                     PRICE / SALES         $87,963.4    $4.53
                     MULTIPLE

                     ENTERPRISE VALUE /    $272,288.1  $14.02
                     EBITDA
                     PRICE /               $303,526.9  $15.63
                     EARNINGS
                     PRICE/ EBITDA         $272,352.4  $11.71
                     PRICE /               $217,683.9  $11.21
                     BOOK

                     AVERAGE               $221,762.9  $11.42


     Although the Board of Directors noted that the multiples increased as a result of changes in the performance of the comparable companies and general market conditions, the Board of Directors did not believe that the values calculated on the basis of such multiples indicated that the Merger Consideration required adjustment or was unfair. As the Board of Directors has maintained throughout this valuation exercise since it began to consider the various analyses (including Burnham's analysis, in which the Market Multiple Analysis resulted in an average per share valuation for Market America below the Merger Consideration), multiples calculated on the basis of a company's trading price are, in the Board of Directors' judgment, fundamentally unsuitable for valuing companies like Market America, whose share price bears little relationship to company value as a result of the relative illiquidity of the shares. Consequently, the Board of Directors gave no weight to the results of the updated Market Multiple Analysis.

     PERFORMANCE RATIO ANALYSIS. The Board of Directors did not request the updating of this analysis. Since the Burnham analysis had only suggested that Market America's performance was superior to that of its peers in certain manners and had produced no specific valuations, the Board of Directors did not believe it would be useful to update the Performance Ratio Analysis. While the Board of Directors recognized that Market America was likely outperforming its peers in certain ways (as measured by such ratios), the Board of Directors nonetheless questioned the usefulness of such comparisons when such analysis fails to account for differences among such companies such as the relative importance of particular company managers to a company's overall success.

     DISCOUNTED CASH FLOW ANALYSIS. Because the Board of Directors did not believe that forecasts are very reliable, given changes in economic conditions and other limitations with forecasts in general, Market America did not emphasize the results of this methodology in its final conclusions and did not request an update of the Management Forecast as part of this analysis. However, the terminal values used in the discounted cash flow analysis were updated, as they are derived from the results of the Market Multiple Analysis, which was updated.

     In this analysis, Ms. Steinberg employed a terminal value equal to 7.2x trailing EBITDA, calculating $14.44 per share on this basis.

NET PRESENT VALUE ANALYSIS:

                                                          YEAR ENDED APRIL 30,
                                                          --------------------

                              2002             2003              2004             2005               2006
                              ----             ----              ----             ----               ----

NET INCOME                 $  19,328,362     $  21,164,417    $  23,624,033     $  26,243,512      $  29,026,592
                                                                                                  $  420,601,450 Terminal Value

                             $19,328,362       $21,164,417      $23,624,033       $26,243,512       $449,628,042

EBIT * (1-T)               $  17,719,077     $  19,100,816    $  21,060,511     $  23,108,648      $  25,255,241

DEPRECIATION                   1,218,549         1,412,991        1,612,991         1,812,991          2,012,991

CAPITAL EXPENDITURES         (4,713,335)       (1,000,000)      (1,000,000)       (1,000,000)        (1,000,000)

CHANGE IN NON-CASH
WORKING CAPITAL                  204,271         (501,832)          549,032           563,923            606,688

   FREE CASH FLOW          $  14,428,561     $  19,011,975    $  22,222,535     $  24,485,563      $  26,874,921
                                                                                                  $  297,035,326 Terminal Value

                            $ 14,428,561      $ 19,011,975     $ 22,222,535      $ 24,485,563       $323,910,246


     Ms. Steinberg again prepared a second discounted cash flow analysis in which she discounted net income, rather than free cash flow, to arrive at an equity value for Market America. In this case, Ms. Steinberg employed a terminal value based on 14.5x trailing net income. Using that methodology, Ms. Steinberg arrived at a per share calculation of $14.70. This time, Ms. Steinberg arrived in both discounted cash flow analyses at values slightly more than the base case value of $13.22 per share calculated by Burnham in its original analysis as well as her own earlier analysis.

     As noted, the Board of Directors did not believe that forecasts are very reliable, given changes in economic conditions and other limitations with forecasts in general. Moreover, upon further reflection the Board of Directors concluded that because the Management Forecast failed to capture how Market America would be likely to perform without the continued management of Market America, it was not an appropriate basis on which to predict economic returns following a change of control and management of Market America. Thus, the values implied by this analysis would need to be discounted significantly in any case to take account of such factor. In addition, the Board of Directors noted that because terminal values were calculated on the basis of the performance of other companies in the Market Multiple Analysis, this analysis suffered from limitations similar to those of the Market Multiple Analysis. Consequently, the Board Directors gave little weight to the results of this analysis.

     STOCK BUYBACK MULTIPLE ANALYSIS. The Board of Directors noted that no additional stock buybacks had been completed. Consequently, no update of this analysis was possible, and the Board of Directors continued to give no weight to this analysis.


     SUMMARY AND SIGNIFICANCE OF OTHER FACTORS
     -----------------------------------------

     The Board of Directors also considered several other valuation methods and factors in determining that the Merger Consideration is fair to the unaffiliated shareholders, a summary and the significance of which are described below:


    o Historical market prices. In the year preceding the announcement of the Merger, closing bid and ask prices for Market America Stock have ranged from a low of $2.87 to a high of $5.00. The closing bid and ask prices for Market America Stock on October 16, 2001, the date prior to the announcement of the offer received by Market America from the Ridingers, were $4.30 and $4.45 respectively. The $8 per share price represents an 86% premium over the October 16 closing bid. In addition, while the trading prices of Market America Stock increased following the announcement of the Offering Group's proposal to a level closer to $8, the Board of Directors recognized such trading resulted from the announcement itself, as investors purchasing at such levels likely hoped to receive the offered $8 per share as a result of the announced transaction and consequently did not provide a basis for analyzing the fairness of the Merger Consideration. See "Market for Common Equity." The Board of Directors gave little weight to this factor because it felt that, given the illiquidity of Market America Stock, neither current not historical market pricing accurately reflected the current value of Market America Stock due to the lack of float and low trading activity.

    o Net book value. Net book value was approximately $76.1 million at April 30, 2001 and $91.2 million as of January 31, 2002. This methodology would result in book value per share of approximately $3.92 as of April 30, 2001 and $4.70 as of January 31, 2002, with the $8 per share price representing a premium of 105% and 70% over such values, respectively. The Board of Directors gave no weight to this factor, however, because it determined that book value is not an appropriate measure for establishing the fair value for the Merger Consideration as it is an accounting methodology that is based on the historical cost of Market America's assets rather than a reflection of actual current value.


    o Going concern value - Going concern valuation involves an attempt to establish the present value of future earnings of a company in the context of what returns an investor could expect to receive on his or her investment over a future period. Two key factors in using this valuation methodology are establishing a reasonably accurate forecast of earnings and identifying an appropriate discount rate to establish the present value of such future earnings. (These kinds of analyses are also implicit in methodologies like Market Multiple Analysis). The

         Board of Directors felt that a going concern value could not be established with reasonable accuracy, especially under current economic conditions which make it too difficult to arrive at a reasonable forecast of earnings, as discussed above in connection with the Discounted Cash Flow Analysis. The Board of Directors concluded that going concern value is therefore not a practical tool for determining whether the Merger Consideration is fair.


    o Liquidation value - The Board of Directors determined that the usefulness of this method of valuation requires the existence of a viable market for sale of Market America's assets. Although no assessment of the liquidation value of Market America's other assets was done, a distribution of the cash and equivalents would result in a cash payment of $3.72 per share as of October 31, 2001 and $3.99 as of January 31, 2002, with the $8 per share price representing a premium of 115% and 100% over such values, respectively. However, the Board of Directors believed that having such cash on hand was an essential marketing tool for Market America. The Board of Directors also determined that there is no ready market for the sale of Market America's other assets at an adequate price, since the continued success of the business required the continued management of James H. Ridinger, in the Board of Directors' view. Moreover, the Board of Directors felt that Market America was likely far more valuable as a going concern than liquidated. As a result, the Board of Directors decided that liquidation value is an inappropriate consideration for determining whether the Merger Consideration is fair to unaffiliated shareholders.

    o Other Offers and Other Transactions - The Board of Directors did not solicit and is not aware of any firm offers to purchase Market America that have been made during the past two years by any unaffiliated person. Consequently, the Board of Directors did not consider this factor in its deliberations of whether the Merger Consideration is fair to the unaffiliated shareholders. In addition, Market America has not engaged in a merger or consolidation with another company or in the sale or other transfer of a substantial part of its assets in the last two years, so the Board of Directors did not consider this factor in establishing the fair value of the stock for the Merger Consideration. Furthermore, there have not been any purchases of Market America Stock that would enable the holder to exercise control of Market America. Therefore, the Board of Directors did not use this factor to establish the fair value of the Market America Stock.


      PROCEDURAL CONSIDERATIONS
      -------------------------

     The Board of Directors believes that the result of the process engaged in by the Board of Directors and the structure determined by the Offering Group for the transaction is that the Merger is fair overall to the unaffiliated shareholders, because the Merger would provide unaffiliated shareholders an opportunity for liquidity and a fair price, as discussed above. However, the Board of Directors, recognizing that none of the members of the Board of Directors can be considered "independent" for purposes of this determination, has also taken measures to ensure that the process by which the Merger will be completed, if at all, is fair. Most importantly, the Board of Directors has conditioned the completion of the Merger on approval of the Merger by holders of a majority of the shares held by unaffiliated shareholders - a "Majority of the Minority" requirement. This requirement gives the unaffiliated shareholders, as a group, veto power over the Merger. At the same time, the protection of individual unaffiliated shareholders is ensured, even if the unaffiliated shareholders largely support the Merger, by the availability of the appraisal remedy under North Carolina Law. (See "--Appraisal Rights").


     The following constitute all of the material procedural factors relied upon by the Board of Directors, in addition to their analysis of the financial fairness of the Merger and Merger Consideration to Market America's unaffiliated shareholders, in its determination of the overall fairness to unaffiliated shareholders:


    o Each of the members of the Board of Directors has been mindful of his or her obligations to Market America and its shareholders in the evaluation of the Merger, which evaluation has expressly included deliberations as to the fairness of the Merger and the Merger Consideration to Market America's unaffiliated shareholders. The Board of Directors has intended to act and has acted, in connection with these deliberations, in the best interests of the unaffiliated shareholders.


    o The Board of Directors engaged two independent analysts and gave due consideration of the analysis provided thereby in the evaluation of the fairness of the Merger to the unaffiliated shareholders from a financial perspective. In addition, the Board of Directors conducted additional analysis after the announcement of the Merger in order to ensure that their determination of the fairness of the Merger and Merger Consideration to unaffiliated shareholders was appropriate in light of more recent market conditions and the financial performance of Market America and other comparable companies.

    o The Board of Directors considered numerous methods for valuing Market America Stock, rather than just relying on current stock prices or book value - common measures of the valuation of a company which would have indicated significantly lower prices than the $8 per share, as discussed above, in an attempt to ensure that the unaffiliated shareholders receive fair value for their shares.


    o The Board of Directors is disclosing, in this proxy statement, all of the material factors considered in the determination of fairness, so that unaffiliated shareholders can consider a variety of information, and the Board of Directors is refraining from recommending to such shareholders how to vote with respect to the Merger, the Merger Agreement and the transactions contemplated thereby, thus encouraging a thorough analysis by the unaffiliated shareholders.

    o While the Merger could be completed under North Carolina law without a single vote of any unaffiliated shareholder, the Board of Directors has structured the transaction to require approval by shareholders holding a majority of the outstanding unaffiliated shares, (i.e. excluding for such purpose the votes of members of the Offering Group) thus giving the unaffiliated shareholders veto power over the Merger.

    o Unaffiliated shareholders who disagree with the proposed transaction, and properly perfect and maintain appraisal rights under North Carolina law, will have a right to obtain appraisal and receive the fair value of their shares of Market America Stock, so that no one can be compelled to take less than the fair value for their shares, even if the transaction is approved by holders of a majority of shares of Market America Stock not held by the Offering Group.


     The Board of Directors also considered the following negative factors relating to the procedural fairness of the Merger and the Merger Consideration to unaffiliated shareholders:

    o There is no independent committee of the Board of Directors who has considered the fairness of the Merger and Merger Consideration to the unaffiliated shareholders. Because there is no member of the Board of Directors who is independent, the Board of Directors did not establish an independent committee to represent the unaffiliated shareholders of Market America. Instead, each Director is disclosing his or her interests and intends to act in the best interests of the unaffiliated shareholders. However, the Board of Directors considered that Section 55-8-31 of the NCBCA allows North Carolina corporations to engage in transactions involving conflicted directors so long as the interests of such directors are fully disclosed and the transactions are approved by the unaffiliated shareholders, and concluded that their imposition of a "Majority of the Minority" requirement was a reasonable protective measure given the lack of independent directors to approve the transaction.

    o The Board of Directors did not engage an outsider to act as a representative of the unaffiliated shareholders of Market America, or hire an independent party to give an opinion with respect to the fairness of the Merger Consideration. Again, however, the Board of Directors believed that this factor was somewhat counteracted by the Board of Director's consideration of various valuation methodologies and the analysis of two financial analysts as well as the disclosures required in the proxy process and the "Majority of the Minority" requirement, which would essentially give the majority of the unaffiliated shareholders an informed veto over the Merger and Merger Consideration.

    o The Board of Directors did not solicit any other bids for the purchase of Market America. Although the Board of Directors did not solicit other bids for the acquisition by Market America by an unrelated party, the decision not to solicit such other bids was reasonable, due to Mr. Ridinger's unwillingness, as a shareholder and founder of Market America, to sell his shares at any price, and due to the Board of Directors' belief that the future prospects of Market America are dependent on the continued stewardship by Mr. Ridinger, which led the Board of Directors to conclude that Market America would have to be sold at a significant discount without a guaranty of Mr. Ridinger's continued leadership. The Board of Directors also considered that Market America has not received since the time of the announcement of the Merger or at any time in the past three years any offers from third parties concerning a potential acquisition of Market America.

    o If the Merger is completed, unaffiliated shareholders will be cashed out for $8 per share even if they did not support the Merger. Consequently, the Board of Directors acknowledged as a negative factor the fact that although the Merger is structured to prevent any shareholder from being compelled to accept less than the fair value of his or her shares of Market America Stock, the structure could result in some unaffiliated shareholders being compelled to accept the fair value of their shares despite a desire to continue to participate in the equity of Market America as shareholders of Market America after the effective time of the Merger. However, the Board of Directors concluded that while certain unaffiliated shareholders might, against their will, be denied the opportunity to participate in any future growth or financial success of Market America, neither future growth nor future success could be guaranteed for any equity holder in any case. In addition the Board of Directors concluded that, given that the fair value of the Market America Stock is meant to capture potential future gains, such denial of continued participation would not make the Merger unfair to unaffiliated shareholders that receive the Merger Consideration.

    o Several months have elapsed since the Board of Directors' initial analysis and determination the Merger and the Merger Consideration are fair to unaffiliated shareholders, which could indicate that certain analyses or assumptions could be outdated. Nonetheless, the Board of Directors have undertaken to update the analysis upon which they relied initially to determine fairness and also gave further consideration to the validity of various methodologies as recently as April, 2002. Consequently, the Board of Directors believes that the Merger and Merger Consideration are fair despite the time elapsed since the announcement of the Merger and the initial analyses considered by the Board of Directors.

     As noted above, the Board of Directors believes that appropriate steps have been taken to counterbalance the negative factors and ensure overall fairness. The most important of these steps has been the imposition of the "Majority of the Minority" vote requirement, which, coupled with this discussion of material factors relating to the fairness of the Merger, permits unaffiliated shareholders as a group to prevent the Merger if they view it as not fair. In this Proxy Statement, the Board of Directors also alerts the unaffiliated shareholders to the dissent and appraisal process under North Carolina law, which may be available to individuals who dissent if the Merger is completed. (See "--Appraisal").


     Finally, the Board of Directors considered, in accordance with the NCBCA whether it was appropriate for the Board of Directors to make a recommendation to the shareholders as to the approval of the Merger. As all of the members of the Board of Directors are members of the Offering Group, they effectively stand on both sides of the proposed transaction and therefore have a conflict of interest with respect to the response of Market America to the Offering Group's proposal. For this reason, the Board of Directors decided to refrain from advising the unaffiliated shareholders how to vote on the Proposal. The Board of Directors believes the decision to refrain from making a recommendation to the shareholders with respect to the Merger also enhances the procedural fairness of the Merger to the unaffiliated shareholders, since it encourages unaffiliated shareholders to consider thoroughly and independently how to vote.

PURPOSES OF THE MERGER FOR THE OFFERING GROUP; FAIRNESS OF THE MERGER

     In light of the conditions discussed above, the Offering Group is undertaking this transaction for the following reasons:

    o Market America will be able to be operated as a "qualified subchapter S subsidiary" following the Merger. Such operation requires operation of Miracle Marketing as an "S corporation." S corporation operation, which is not possible for companies with more than 75 shareholders, will permit Miracle Marketing's and Market America's earnings to be taxed on a flow-through basis to Miracle Marketing's shareholders as individuals. As a result, earnings of Market America would no longer be subject to being taxed twice (as corporate earnings and, when distributed, as ordinary income to the shareholders). The Offering Group intends to cause Market America to be managed with a view toward making periodic distributions to its shareholders at least sufficient to cover their resulting tax liabilities. See "--Offering Group Agreement."

    o Continuing equity participants in Market America expect to benefit from Market America's improved ability to attract, develop and reward key employees, as well as reductions in operating costs that may be achieved as a result of Market America becoming a private company.

    o Considering the persistent under-valuation of Market America as a public company, with limited opportunities to enhance value for public shareholders or provide liquidity, the Offering Group and Miracle Marketing see no reason to delay the benefits to be achieved by them through the consummation of this transaction.


     The members of the Offering Group other than Mr. Ridinger, like Mr. Ridinger, saw no reason to delay the Merger when the opportunity to participate in the Merger was offered to such members. Mr. Ridinger, sole director and principal shareholder of Miracle Marketing and a member of the Offering Group, and each of Loren A. Ridinger and Martin L. Weissman, also members of the Offering Group, participated in the discussions and deliberations summarized under "--Background and Purposes of the Merger" and "--Fairness of the Merger" aS the members of the Board of Directors of Market America and subsequently discussed all of the factors discussed by the Board of Directors in assessing the fairness of the Merger and the Merger Consideration with each of the members of the Offering Group (see "--Fairness of the Merger"), including both procedural and substantive factors. On the basis of such discussions and deliberations, and for the reasons discussed under "--Fairness of the Merger" (which analysis and conclusions of the Board of Directors each member of the Offering Group specifically adopts) all of the members of the Offering Group believe that the Merger and the Merger Consideration are fair to, and in the best interests of, the unaffiliated shareholders of Market America.


CONFLICTS OF INTEREST


     All of the members of the Board of Directors, as members of the Offering Group, have interests in the proposed transaction that are different from those of the unaffiliated shareholders. Mr. Ridinger is the sole shareholder and director of Miracle Marketing. Ms. Ridinger and Martin L. Weissman expect to become directors and officers of Miracle Marketing and, immediately prior to the Merger, will have significant equity interests in Miracle Marketing. All three members of the Board of Directors of Market America will continue in their current positions with Market America following the Merger for the foreseeable future and, unlike the unaffiliated shareholders of Market America, they (and other members of the Offering Group) would continue to participate in the equity of Market America after the effectiveness of the Merger through their equity participation in Miracle Marketing. The table set forth in this section shows the equity interests of the members of the Offering Group in Market America both before and after the Merger, and other benefits to the Offering Group of their continued ownership of Market America and employment arrangements following the Merger are quantified to the extent practicable under "--Certain Effects of the Merger."

     As a result of such interests in the Merger, the Board of Directors is refraining from recommending to the shareholders how they should vote with respect to the Merger in order to ensure that the unaffiliated shareholders determine for themselves, on the basis of all of the factors, whether to approve the Merger. Also for this reason, the Board of Directors has decided to condition the consummation of the Merger on a "Majority of the Minority" vote, requiring the affirmative vote of majority of the outstanding shares of Market America Stock entitled to vote on the Merger excluding the shares held by the Offering Group.

     In addition, all of the members of the Board of Directors will be entitled as a result of the Merger to participate in new compensation programs expected to be enacted by Miracle Marketing for Market America after the Merger. See "--Certain Effects of the Merger."

     The following table summarizes the equity interests of each member of the Offering Group (including all of the Market America's directors and executive officers) in Market America immediately prior to the Merger and immediately following the Merger, based on the terms of the Merger Agreement and after giving effect to the agreement among the Offering Group (See "--Offering Group Agreement"):

Name                                        Pre-Merger:                 Pre-Merger:                 Post-Merger:
----                                        -----------                 -----------                 ------------
                                    Percentage of outstanding   Percentage of outstanding   Percentage of outstanding
                                    --------------------------  --------------------------  -------------------------
                                    shares of Miracle Marketing  shares of Market America    shares of Market America
                                    ---------------------------  ------------------------    ------------------------

James H. Ridinger                              100%                        77.5%                      95.7%
(Chairman, President and Chief
Executive Officer) +
Loren A. Ridinger                                -                         0.5%                        0.7%
(Director and Senior Vice
President)+
Martin L. Weissman (Director and                 -                        2.7%(1)                      1.9%
Executive Vice President)+
Dennis J. Franks                                 -                         0.8%                        1.0%
(Executive Vice President)+
Marc Ashley                                      -                         0.3%                        0.3%
(Vice President)+
Joseph V. Bolyard                                -                         0.1%                        0.1%
(Vice President)
Andrew Weissman                                  -                         0.3%                        0.3%
(Director of Field Development)


Miracle Marketing (Total Offering              100%                        82.1%                       100%
Group)


Unaffiliated shareholders                        -                         17.9%                        -
(1) includes 232,000 shares, subject to the Martin L. Weissman IRA, T.D. Waterhouse, Custodian, that will be cashed out in the Merger.
* denotes less than 0.1%.
+ denotes executive officer.

See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

      Miracle Marketing has agreed that after the effective time of the Merger it will, and will cause the Surviving Corporation to, indemnify and hold harmless all past and present officers and directors of Market America to the full extent such persons may be indemnified by Market America pursuant to Market America's Articles of Incorporation and Bylaws in effect on the date of the Merger Agreement for acts and omissions occurring at or prior to the effective time of the Merger. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Indemnification."

      In addition, all of the members of the Board of Directors are parties to certain agreements with Market America relating to distribution of Market America products and services and other matters. See "MANAGEMENT OF MARKET AMERICA."

OFFERING GROUP AGREEMENT

     Miracle Marketing and certain individuals (namely, James H. Ridinger, Loren
A. Ridinger, Martin L. Weissman, Dennis J. Franks, Marc Ashley, Joseph V. Bolyard, and Andrew Weissman (collectively, the "Offering Group")) are parties to an agreement, pursuant to which the Offering Group have agreed to cooperate to cause the Merger (the "Offering Group Agreement"). Under the Offering Group Agreement, the members of the Offering Group have granted to Mr. Ridinger an irrevocable proxy to vote their shares of Market America Stock in favor of the Merger, have agreed to transfer their shares of Market America Stock (other than 232,000 shares subject to the Martin L. Weissman IRA, T.D. Waterhouse, Custodian, which will be cashed out along with unaffiliated shares in the Merger) to Miracle Marketing in exchange for an equal number of shares of Miracle Marketing's common stock immediately prior to the Merger, and have granted to Mr. Ridinger power of attorney to effect such transfer on their behalf.

     Mr. Ridinger intends to vote all of the shares of Market America Stock covered by the Offering Group Agreement, 15,943,650 or 82% of the total outstanding shares of Market America Stock, in favor of the Merger.

     The Offering Group Agreement also restricts the transferability of shares of Miracle Marketing following the Merger, with provisions for repurchases of such shares by Miracle Marketing in the event of retirement of Offering Group members from their employment with Market America and under certain other circumstances.


     On March 15, 2002, partly in consideration for such employees' execution of the Offering Group Agreement, Market America entered into employment agreements with each of Martin L. Weissman, Dennis J. Franks, Marc Ashley, Joseph V. Bolyard and Andrew Weissman. These agreements are for an indeterminate term, providing for employment under the terms thereof (including a base salary subject to normal adjustments up or down as determined by the Board of Directors from time to time, and eligibility for bonus programs available generally to management employees) until termination arising from the employee's disability, voluntary termination by the employee, or termination, with or without cause, by Market America. The agreements contain noncompetition and confidentiality clauses, as well as general standards of performance expected of such employees and a more detailed description of duties (See "MANAGEMENT OF MARKET AMERICA.") These employment agreements are independent of any independent distributorship arrangements of such employees. [As the new employee agreements are mainly meant to protect the company and the employee shareholders in the event of termination (since such employees will hold shares that cannot be easily sold, these employment agreements do not provide for significantly different terms of employment but rather seek to memorialize current employment terms so as to provide a basis for determining the appropriate basis for Market America's repurchase of shares upon an employee's termination]. The salaries provided for under the new employment agreement are the same as such employees' current salaries: Martin L. Weissman, $134,495.92; Dennis J. Franks, $192,348.52; Marc Ashley, $171,398.24; Joseph V. Bolyard, $127,859.16; Andrew Weissman, $65,000.00.

CERTAIN EFFECTS OF THE MERGER

     If the Merger is consummated, Market America's shareholders (other than Miracle Marketing and those shareholders who have perfected and have not withdrawn their right to seek appraisal of their shares under applicable North Carolina law) will have the right to receive $8.00 in cash, without interest, for each share of Market America Stock held immediately prior to the Merger. At the effective time of the Merger, all outstanding shares of Market America Stock, other than those shares owned by the Offering Group, will be canceled and retired. As a result of the Merger, such shareholders will cease to have any ownership interest in Market America and will cease to participate in future earnings and growth, if any, of Market America. Moreover, if the Merger is completed, the registration of Market America Stock under the Exchange Act will be terminated. Since Market America will no longer be a reporting company under the Exchange Act, it will not be subject to the periodic reporting obligations of the Exchange Act or the short swing profit provisions of Section 16 of the Exchange Act.

     Among the benefits of the Merger to Market America and its affiliates is that Market America will not be required to incur the expenses of filing periodic reports under the Exchange Act, or to comply with other reporting obligations under the Exchange Act. Market America's direct costs arising under
Section 16 obligations, which include the fees and expenses of independent auditors, SEC legal counsel, printing, mailing, and other costs associated with SEC filings, are estimated at approximately $130,000 annually. An additional benefit to the members of the Offering Group is that future earnings and growth of Market America will be for the benefit of Miracle Marketing and its shareholders and not for the current public shareholders of Market America. The detriments to Market America and Miracle Marketing and the Offering Group are the lack of liquidity for the shares of Miracle Marketing following the Merger and the payment by Market America of approximately $29.7 million to fund the Merger Consideration.

     A significant benefit of the Merger to Market America, Miracle Marketing and the Offering Group is that Miracle Marketing will be operated as an "S corporation," and, once the Merger occurs, Market America can be operated as a "qualified subchapter S subsidiary," as such terms are defined under Section 1361 of the Internal Revenue Code. S corporation status, which is not available to companies with more than 75 shareholders or any shareholders that are not natural persons, will permit Market America's earnings to be taxed on a flow through basis to Miracle Marketing's shareholders as individuals. As a result, earnings of Market America will no longer be taxed twice (as corporate earnings and, when distributed, as ordinary income to the shareholders). The Offering Group have indicated that they would cause Market America to be managed with a view toward making periodic distributions to its shareholders at least sufficient to cover their resulting tax liabilities. (See "--Offering Group Agreement.")

     The benefit of the Merger to unaffiliated holders of Market America Stock is the right to receive the Merger Consideration, which will permit such shareholders to receive the fair value of their shares. The detriments are that such shareholders will cease to participate in future earnings and growth, if any, of Market America (although future earnings are not guaranteed) and that the receipt of the Merger Consideration will be a taxable transaction for federal income tax purposes. Each shareholder's gain or loss per share will be equal to the difference between $8.00 and the shareholder's tax basis per share in the Market America Stock. If a shareholder holds Market America Stock as a capital asset, the gain or loss from the exchange will be a capital gain or loss. The gain or loss will be long term if the shareholder's holding period is more than one year. See "--Federal Income Tax Considerations."

     No director or officer of Market America will be entitled to any payments (except that Martin L. Weissman, as beneficial of 232,000 shares subject to the Martin L. Weissman IRA Trust, will be entitled to receive the Merger Consideration with respect to such shares) on account of the Merger. No "change of control," termination, resignation or similar payments will be made to directors, officers or employees.

     The Merger Agreement provides that the current directors of Market America will remain as the directors of Market America following the Merger until otherwise replaced by Miracle Marketing. The current officers and managers of Market America are expected to remain the officers and managers of Market America following the Merger.

     To induce key officers and managers of Market America to continue to serve Market America after the Merger and to support the Merger, Mr. Ridinger has agreed with certain employees of Market America who are members of the Offering Group to establish a new compensation and bonus policy which would take effect following the Merger. No provision has been made under this policy to extend terms of employment of any such employees, but Mr. Ridinger and such employees have agreed informally that, following the Merger:

    o such employees' salaries will be determined on the basis of a certain published salary guide and published comparables for the particular job titles;

    o salary reviews shall be conducted and promotions shall be determined by a new executive compensation committee to consist of Richard D. Hall, Jr., Market America's General Counsel, and Robert Core, who is also an employee of Market America; and

    o salaries may be increased on the basis of promotions and will be adjusted as annually as appropriate to reflect inflation.

     In connection with the new compensation program, James H. Ridinger, Loren
A. Ridinger, Marc Ashley, Joseph V. Bolyard, Martin L. Weissman, and Dennis J. Franks (all of whom are members of the Offering Group) will be entitled to participate in a separate bonus program after the Merger, providing for substantial bonuses to be awarded to such employees on the basis of personal and team performance, with a separate bonus pool to be allocated among employees partially on the basis of such employees' assessments of each other and partially in the discretion of Mr. Ridinger.


     In addition, Mr. Ridinger has agreed with such employees that Miracle Marketing will make distributions to all of its shareholders sufficient to cover their resulting tax liabilities if Market America is operated as an S corporation (or qualified subchapter S subsidiary) after the Merger and will annually distribute all available cash in excess of $60 million, adjusted annually for inflation, with such reserves deemed appropriate by Miracle Marketing's board of directors.


     Other than the new compensation policies to be enacted following the Merger, as described above, it is currently anticipated that Market America will be operated after the Merger in a manner substantially the same as prior to the Merger, except that Market America will be operated as a private corporation.

     Based on the Offering Group's aggregate percentage of ownership of approximately 82% of the Market America Stock, their aggregate interest in Market America's net book value was approximately $63.2 million at April 30, 2001 and $74.8 million at January 31, 2002. The Offering Group's aggregate interest in Market America's net earnings was approximately $16.8 million for the fiscal year ended April 30, 2001 and $12.4 million for the nine months ended January 31, 2002.

     Assuming the Merger had occurred on April 30, 2001 and January 31, 2002, respectively, and that Miracle Marketing had owned all outstanding Market America Stock as of such dates, Miracle Marketing's pro forma interest in Market America's net book value at April 30, 2001 would have been $76.1 million at April 30, 2001 and $91.2 million at January 31, 2002, and Miracle Marketing's pro forma interest in Market America's net earnings would have been approximately $20.2 million for the fiscal year ended April 30, 2001 and $15.1 million for the nine months ended January 31, 2002.

     The interests in the book value and net earnings of Market America after giving effect to the transactions discussed herein, assuming that each member of the Offering Group retains all shares beneficially owned by him or her before the Merger, are set forth for each member of the Offering Group and the Offering Group as a whole in the table below:


Name                          Pro forma      Interest in Net    Interest in Net      Interest in Net   Interest in Year-to-
                              Percentage of  Book Value, if     Book Value, if       Earnings, if      Date Net Earnings, if
                              total shares   Merger Occurred    Merger Occurred at   Merger Occurred   Merger Occurred at
                                             at April 30, 2001  January 31, 2002     at April 30, 2001 January 31, 2002


James H. Ridinger              95.7%          $72,847,889        $87,258,195          $19,348,601         $14,432,553
Loren A. Ridinger               0.7%              491,378            588,579              130,511             $97,351
Martin L. Weissman              1.9%            1,453,064          1,740,499              385,938            $287,880
Dennis J. Franks                1.0%              726,532            870,250              192,969            $143,940
Marc Ashley                     0.3%              242,177            290,083               64,323             $47,980
Joseph V. Bolyard               0.1%               96,871            116,033               25,729             $19,192
Andrew Weissman                 0.3%              242,177            290,083               64,323             $47,980

                             =========================================================================================
Total Offering Group            100%          $76,100,087        $91,153,723          $20,212,394         $15,076,875


     Immediately prior to the effective time of the Merger, because it is expected that the shares subject to the Martin L. Weissman IRA, T.D. Waterman, Custodian, will be cashed out in the Merger, Miracle Marketing will own approximately 80.9% percent of the equity interest in Market America.

APPRAISAL RIGHTS

     Under North Carolina law, holders of Market America Stock who do not vote in favor of the Merger and who comply with applicable notice requirements and other procedures will have the right to dissent and to be paid cash for the "fair value" of their shares ("Appraisal Rights" ). The "fair value" of the Market America Stock as finally determined under such procedures may be more or less than the $8.00 per share cash that will be paid in respect of shares held by non-dissenting shareholders in the Merger. Failure to follow such procedures precisely may result in loss of Appraisal Rights.

     THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER ARTICLE 13 OF THE NORTH CAROLINA BUSINESS CORPORATION ACT ("ARTICLE 13") AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF ARTICLE 13 WHICH IS REPRINTED IN ITS ENTIRETY AS ANNEX B TO THIS PROXY STATEMENT.

     A record shareholder may assert Appraisal Rights as to fewer than all the shares of Market America Stock registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies Market America in writing of the name and address of each person on whose behalf he asserts Appraisal Rights. The rights of a partial dissenter will be determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. A beneficial owner may assert Appraisal Rights as to shares of Market America Stock held on his behalf only if he: (a) submits to Market America the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts Appraisal Rights and (b) asserts Appraisal Rights with respect to all shares of which he is the beneficial owner.

     A holder of shares of Market America Stock wishing to exercise Appraisal Rights must: (a) give to Market America, and Market America must actually receive before the vote on the Merger is taken, written notice of the holder's intent to demand payment for his shares if the Merger is consummated, and (b) must not vote his shares in favor of the Merger. Such notice may be sent to Market America at the following address: 1302 Pleasant Ridge Road, Greensboro, North Carolina 27409, Attention: Corporate Secretary.

     If the Merger Agreement is approved by holders of the requisite number of outstanding shares of Market America Stock, Market America will, no later than 10 days following the consummation of the Merger, mail a written dissenters' notice to all of its shareholders who gave the aforementioned notice of intent to demand payment. Such dissenters' notice will: (a) state where the payment demand must be sent and where and when certificates for shares must be deposited; (b) supply a form for demanding payment; (c) set a date by which Market America must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date on which the dissenters' notice is sent; and (d) be accompanied by a copy of Article 13.

     To exercise his Appraisal Rights, a shareholder that was sent a dissenters' notice must demand payment and deposit his share certificates in accordance with the terms of the notice. A shareholder failing to do so will not be entitled to payment for his shares under Article 13. A shareholder that demands payment and deposits his share certificates in accordance with the terms of the notice will retain all other rights of a shareholder until consummation of the Merger.

     As soon as the Merger is completed, or within 30 days after Market America's receipt of a payment demand by a shareholder made in compliance with the above-described procedures, Market America will pay such shareholder the amount Market America estimates to be the value of his shares, plus interest accrued to the date of payment. Such payment will be accompanied by: (a) Market America's balance sheet as of the fiscal year ended April 30, 2001, an income statement and a statement of cash flows for that year and the latest available interim financial statements; (b) an explanation of how Market America estimated the fair value of the shares; (c) an explanation of how the interest was calculated; (d) a statement of the dissenter's right to notify Market America of his own estimate of the value of his shares and the amount of interest due if
(i) he believes the amount paid by Market America is less than the fair value of his shares or that the interest due was incorrectly calculated, (ii) Market

America fails to make a payment within the time period described in the first sentence of this paragraph, or (iii) Market America, having failed to consummate the Merger, fails to return deposited share certificates within 60 days after the date set for demanding payment; and (e) a copy of Article 13.

     If (a) a dissenter believes that the amount paid by Market America is less than the fair value of his shares, or that the interest due is incorrectly calculated; (b) Market America fails to make payment within the time period set forth in the first sentence of the immediately preceding paragraph; or (c) Market America, having failed to consummate the Merger, fails to return deposited stock certificates to a dissenter within 60 days after the date set for demanding payment, then the dissenter may notify Market America in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of the amount in excess of Market America's payment to him. Such notice and demand may be sent to Market America at the address set forth in the second immediately preceding paragraph. A dissenter will waive his right to demand payment as described in this paragraph, and will be deemed to have withdrawn his dissent and demand for payment, unless he notifies Market America of his demand in writing within 30 days after Market America (x) made payment for his shares or (y) fails to take the actions described in clauses (b) and (c) of this paragraph, as the case may be.

     If a demand for payment as described above remains unsettled, a shareholder may commence a proceeding within 60 days after the earlier of (i) the date of Market America's payment to him as described in the second immediately preceding paragraph, or (ii) the date of his payment demand as described in the immediately preceding paragraph and file a complaint with the Superior Court Division of the North Carolina Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who does not commence a proceeding within this 60-day period will be deemed to have withdrawn his dissent and demand for payment.

     The court may, in its discretion, make all dissenters whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. The jurisdiction of the Superior Court is plenary and exclusive. The court may appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value. Parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings. The proceeding will be tried as in other civil actions; however, no party to any proceeding described herein will have the right to trial by jury.

     Each dissenter made a party to the proceeding by the court will be entitled to judgment for the amount, if any, by which the court finds that the fair value of his shares, plus interest, exceeds the amount paid by Market America. The court may assess the costs of a proceeding described above, including the compensation and expenses of appointed appraisers, as it finds equitable. With respect to the fees and expenses of counsel and experts for the parties to the proceeding, the court may assess such costs as it finds equitable:

    o against Market America, and in favor of any or all dissenters, if it finds that Market America did not substantially comply with the above-described procedures or

    o against either Market America or a dissenter or in favor of either or any other party, if it finds that the party against whom such costs are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the Appraisal Rights provided under Article 13.

In addition, if the court finds that the services of counsel to any dissenter were of substantial benefit to other dissenters and that the costs of such services should not be assessed against Market America, the court may award to such counsel reasonable fees to be paid out of the amounts owed to the dissenters who were benefited.

     THE PROVISIONS OF ARTICLE 13 ARE TECHNICAL IN NATURE AND COMPLEX. SHAREHOLDERS DESIRING TO EXERCISE APPRAISAL RIGHTS AND TO OBTAIN A DETERMINATION OF THE FAIR VALUE OF THEIR SHARES SHOULD CONSULT LEGAL COUNSEL, SINCE THE FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF ARTICLE 13 MAY RESULT IN A WAIVER OR FORFEITURE OF THEIR APPRAISAL RIGHTS.

     Shareholders' right to examine certain Market America's corporate records is described in "WHERE YOU CAN FIND MORE INFORMATION."

FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the material federal income tax considerations relevant to the Merger that are generally applicable to holders of Market America Stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Market America's shareholders as described herein.

     The receipt by the shareholders of cash, in the Merger or through the exercise of Appraisal Rights, for shares of Market America Stock will be a taxable transaction for federal income tax purposes. Each shareholder's gain or loss per share will be equal to the difference between $8.00 and the shareholder's tax basis per share in the Market America Stock. If a shareholder holds Market America Stock as a capital asset, the gain or loss from the exchange will be a capital gain or loss. This gain or loss will be long term if the shareholder's holding period is more than one year.

     THE FOREGOING TAX DISCUSSION IS BASED UPON PRESENT LAW. EACH SHAREHOLDER SHOULD CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECT OF CHANGES IN SUCH TAX LAWS. SPECIAL RULES WOULD APPLY TO ANY MARKET AMERICA STOCK RECEIVED PURSUANT TO THE EXERCISE OF STOCK OPTIONS OR OTHERWISE AS COMPENSATION.


     In addition, the Merger will have tax consequences for each member of the Offering Group, as continuing shareholders, if Market America and its post-merger parent, Miracle Marketing, elect "S corporation" status under the Internal Revenue Code, as discussed under "--Background and Purposes of the Merger" and "--Certain Effects of the Merger."


REGULATORY APPROVALS

     Market America is not aware of any regulatory approvals that must be obtained in order to consummate the Merger, including any regulatory approvals from antitrust authorities.

SHAREHOLDER LITIGATION


     As a result of the proposed Merger, Market America and its directors have been named as defendants in a class action lawsuit filed in Superior Court in Guilford County, State of North Carolina, on October 19, 2001. The plaintiff purports to represent a class of all of the public shareholders of Market America whose shares would be converted into the right to receive $8.00 in cash per share in connection with the Merger. The complaint asserts that the $8.00 per share price to be paid to public shareholders in connection with the Merger is inadequate. The complaint also alleges that the director defendants are engaged in self-dealing and are not acting in good faith toward the plaintiff and the other members of his class and that the directors have breached their fiduciary duties to plaintiff and the other members of the class. The complaint seeks an order certifying the class and remedies including injunctive relief that would, if granted, prevent the completion of the merger, as well as costs and certain unspecified monetary damages. On December 20, 2001, the defendants filed their answer, generally denying the allegations of the complaint. There is no order or injunction that prohibits the consummation of the transactions contemplated by the Merger Agreement.


                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

     The discussion in this Proxy Statement of the Merger and the description of all the material terms of the Merger Agreement are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Annex A and is incorporated herein by reference, and to each of the other annexes to this Proxy Statement.

PRIOR TO THE EFFECTIVE TIME OF THE MERGER

     The Merger Agreement provides that after the approval of the Merger Agreement by the shareholders of Market America and immediately prior to the consummation of the Merger contemplated thereby, the members of the Offering Group shall transfer to Miracle Marketing all of their shares of Market America Stock.

EFFECTIVE TIME OF THE MERGER

     The Merger Agreement provides that MA Acquisition Sub will be merged with and into Market America and that following the Merger, the separate existence of MA Acquisition Sub will cease and Market America will continue as the Surviving Corporation. The "Effective Time" will be the time and date when the Articles of Merger are accepted for filing by the Department of State of the State of North Carolina and the Merger thereby becomes effective. The Merger Agreement provides that the Effective Time of the Merger will be as soon as practicable after all conditions to the Merger have been fulfilled or waived, which is anticipated to be on or after the date of the Special Meeting. The Merger Agreement also provides that:

    o the Articles of Incorporation of Market America in effect immediately prior to the Effective Time, as amended by the Articles of Merger, shall be the Articles of Incorporation of the Surviving Corporation;

    o the Bylaws of Market America in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation;

    o the directors of Market America shall continue as the directors of the Surviving Corporation;

    o the officers of Market America shall continue as the officers of the Surviving Corporation; and

    o the Merger shall, from and after the Effective Time, have all the effects provided by North Carolina law.

CONVERSION AND CANCELLATION OF MARKET AMERICA STOCK

     Upon the consummation of the Merger, each outstanding share of Market America Stock (other than shares owned by the Offering Group and shares as to which appraisal rights are properly perfected and not withdrawn in accordance with North Carolina law ("Dissenting Shares") will be converted into the right to receive $8.00 in cash, without interest. At the Effective Time, all such shares of Market America Stock will no longer be outstanding, will be canceled and retired and shall cease to exist, and each certificate representing any shares of Market America Stock will thereafter represent only the right to receive the Merger Consideration, or the right, if any, to receive payment from the Surviving Corporation of the "fair value" of such shares as determined in accordance with Article 13 of the North Carolina Business Corporation Act. See "SPECIAL FACTORS--Appraisal Rights." Each certificate theretofore representing any shares of Market America Stock owned by the Offering Group shall thereafter without any action on the part of the holder thereof, be deemed to represent the same number of shares of the Surviving Corporation.

MA ACQUISITION SUB STOCK

     At the Effective Time, each share of common stock of MA Acquisition Sub outstanding immediately prior to the Effective Time shall cease to exist, and each holder of a certificate representing any shares of MA Acquisition Sub shall thereafter cease to have any rights with respect thereto.

EXCHANGE PROCEDURES

     Prior to the Effective Time, Market America will appoint [__________] to act as paying agent (the "Paying Agent") for the payment of the Merger Consideration upon surrender of stock certificates.

     Miracle Marketing is required to take all steps necessary to enable and cause the Surviving Corporation to provide the Paying Agent with cash in amounts necessary to pay the Merger Consideration, when and as such amounts are needed by the Paying Agent.

     As soon as reasonably practicable after the Effective Time, but in any event within 20 days of such time, the Paying Agent will mail to each holder of record of Market America Stock immediately prior to the Effective Time (excluding any Dissenting Shares):

    o a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the stock certificates shall pass, only upon delivery of such stock certificates to the Paying Agent and shall be in such form and have such other provisions as Miracle Marketing shall reasonably specify); and

    o instructions for the use thereof in effecting the surrender of the stock certificates in exchange for the Merger Consideration.

     Upon surrender of a stock certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by the Surviving Corporation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such stock certificate will be entitled to receive an amount of cash equal to $8.00 multiplied by the number of shares of Market America Stock represented by such stock certificate. No interest will be paid or will accrue on the cash payable upon the surrender of any stock certificate. If payment is to be made to a person other than the person in whose name the stock certificate so surrendered is registered, it will be a condition of payment that such stock certificate be properly endorsed or otherwise in proper form of transfer and that the person requesting such payment will pay any transfer or other taxes required by reason of the transfer of such stock certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. THE HOLDERS OF MARKET AMERICA STOCK SHOULD NOT SURRENDER STOCK CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FROM THE PAYING AGENT.

     Until surrendered as contemplated by the Merger Agreement, each stock certificate (other than stock certificates representing Dissenting Shares) will be deemed after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration for the number of shares of Market America Stock theretofore represented by such stock certificate.

INTERIM OPERATIONS OF MARKET AMERICA; CONDUCT PENDING MERGER

     From and after the date of the Merger Agreement until the Effective Time, except as contemplated by any other provision of the Merger Agreement, unless Miracle Marketing and MA Acquisition Sub have consented in writing thereto, Market America has agreed:

    o to conduct its operations according to its usual, regular and ordinary course in substantially the same manner as theretofore conducted;

    o to use its reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with it;

    o to refrain from amending its Articles of Incorporation or Bylaws or comparable governing instruments;

    o to refrain from making any tax election except consistent with past practice or settling or compromising any material income tax liability;

    o to refrain from settling or compromising any pending or threatened suit, action or claim relating to the transactions contemplated by the Merger Agreement; and

    o to refrain from agreeing or otherwise committing to take any of the foregoing actions or taking, or agreeing to take, any action which would result in a failure of the condition to closing set forth in
         Section 6.3(a) of the Merger Agreement.

ALTERNATIVE PROPOSALS

     The Merger Agreement imposes no restrictions on Market America with respect to any inquiries or proposals relating to a merger, acquisition, consolidation or similar transaction involving, or any purchase of any equity securities of, Market America or all or any significant portion of the assets of Market America.

INDEMNIFICATION

     The Merger Agreement provides that from and after the Effective Time, Miracle Marketing will, and will cause the Surviving Corporation to, indemnify and hold harmless all past and present officers and directors of Market America (the "Indemnified Parties") to the full extent such persons may be indemnified by Market America pursuant to Market America's Articles of Incorporation and Bylaws as in effect as of the date of the Merger Agreement for acts and omissions occurring at or prior to the Effective Time and will advance reasonable litigation expenses incurred by such persons in connection with defending any action arising out of such acts or omissions, provided that such persons provide the requisite affirmations and undertakings, as required by applicable law or set forth in Market America's Articles of Incorporation or Bylaws as in effect prior to the Effective Time.

     The Merger Agreement further provides that any Indemnified Party will promptly notify Miracle Marketing and the Surviving Corporation of any claim, action, suit, proceeding or investigation for which such party may seek indemnification under such provision; provided, however, that the failure to furnish any such notice shall not relieve Miracle Marketing or the Surviving Corporation from any indemnification obligation under the Merger Agreement except to the extent Miracle Marketing or the Surviving Corporation is prejudiced thereby. In the event of any such claim, action, suit, proceeding, or investigation,

    o Miracle Marketing and the Surviving Corporation will have the right to assume the defense thereof by counsel reasonably acceptable to the Indemnified Parties, and the Surviving Corporation will not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred thereafter by such Indemnified Parties in connection with the defense thereof, except that all Indemnified Parties (as a group) will have the right to retain one separate counsel, reasonably acceptable to such Indemnified Parties and Miracle Marketing, at the expense of the indemnifying party if the named parties to any such proceeding include both the Indemnified Parties and the Surviving Corporation and the representation of such parties by the same counsel would be inappropriate due to a conflict of interest between them,

    o the Indemnified Parties will cooperate in the defense of any such matter, and

    o Miracle Marketing and the Surviving Corporation will not be liable for any settlement effected without their prior written consent.

CONDITIONS TO THE MERGER

     Each party's respective obligation to effect the Merger is subject to the fulfillment at or prior to the date of the closing of the transactions contemplated by the Merger Agreement (the "Closing Date") of the following conditions:

    o the Merger Agreement and the transactions contemplated therein shall have been approved, in the manner required by applicable law or regulation, by the holders of a majority of all outstanding shares of Market America, as well as by the holders of a majority of the outstanding shares of Market America excluding shares held by the Offering Group (the "Majority of the Minority" requirement imposed by Market America's Board of Directors); and

    o none of the parties to the Merger Agreement shall be subject to any order or injunction of a court of competent jurisdiction that prohibits the consummation of the transactions contemplated by the Merger Agreement.

     The obligations of Market America to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of each of the following conditions, unless waived by Market America:

    o Miracle Marketing and MA Acquisition Sub shall have performed in all material respects its agreements contained in the Merger Agreement required to be performed on or prior to the Closing Date, and the representations and warranties of Miracle Marketing and MA Acquisition Sub contained in the Merger Agreement and in any document delivered in connection therewith shall be true and correct as of the Closing Date, except

         - for changes specifically permitted by the Merger Agreement or otherwise accepted in writing by Market America,

         - for non-performance or breaches which, separately or in the aggregate, would not have a material adverse effect on the business, assets, financial condition or results of operations of Miracle Marketing and MA Acquisition Sub or on the ability of the parties to consummate the transactions contemplated by the Merger Agreement and

         - that those representations and warranties which address matters only as of a particular date shall remain true and correct, in all material respects, as of such date, and

    o there shall not have been any action taken, or any statute, rule, regulation, order, judgment or decree proposed, enacted, promulgated, entered, issued, or enforced by any foreign or United States federal, state or local governmental entity, and there shall be no action, suit or proceeding pending (with a reasonable likelihood of success), which

         - makes the Merger Agreement, the Merger, or any of the other transactions contemplated by the Merger Agreement illegal or imposes or may impose material damages or penalties in connection therewith, or

         - otherwise prohibits, restricts, or delays consummation of the Merger or any of the other transactions contemplated by the Merger Agreement in any material respect.

      The obligations of Miracle Marketing and MA Acquisition Sub to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, unless waived by Miracle Marketing and MA Acquisition
Sub:

    o Market America shall have performed in all material respects its agreements contained in the Merger Agreement required to be performed on or prior to the Closing Date, and the representations and warranties of Market America contained in the Merger Agreement and in any document delivered in connection therewith shall be true and correct as of the Closing Date, except

         - for changes specifically permitted by the Merger Agreement or otherwise accepted writing by Miracle Marketing and MA Acquisition Sub,

         - for non-performance or breaches which, separately or in the aggregate, would not have a material adverse effect on the business, assets, financial condition or results of operations of Market America or on the ability of the parties to consummate the transactions contemplated by the Merger Agreement and

         - that those representations and warranties which address matters only as of a particular date shall remain true and correct, in all material respects, as of such date,

    o from the date of the Merger Agreement through the Effective Time, there shall not have occurred any change or effect, either individually or in the aggregate, that is materially adverse to the business, assets, financial condition, or results of operations of Market America,

    o there shall not have been any action taken, or any statute, rule, regulation, order, judgment or decree proposed, enacted, promulgated, entered, issued, or enforced by any foreign or United States federal, state or local governmental entity, and there shall be no action, suit or proceeding pending (with a reasonable likelihood of success), which

         - makes the Merger Agreement, the Merger, or any of the other transactions contemplated by the Merger Agreement illegal or imposes or may impose material damages or penalties in connection therewith,

         - requires the divestiture of a material portion of the business of Miracle Marketing, MA Acquisition Sub, Market America or of the Surviving Corporation taken as a whole,

         - imposes material limitations on the ability of Miracle Marketing effectively to exercise full rights of ownership of shares of capital stock of the Surviving Corporation (including the right to vote such shares on all matters properly presented to the shareholders of the Surviving Corporation) or makes the holding by Miracle Marketing of any such shares illegal or subject to any materially burdensome requirement or condition,

         - requires Miracle Marketing, Market America, the Surviving Corporation or any of their respective material subsidiaries or affiliates to cease or refrain from engaging in any material business, or

         - otherwise prohibits, restricts, or delays consummation of the Merger or any of the other transactions contemplated by the Merger Agreement in any material respect or increases or may increase in any material respect the liabilities or obligations of Miracle Marketing or the Surviving Corporation arising out of the Merger Agreement, the Merger, or any of the other transactions contemplated by the Merger Agreement, and

    o not more than 5% of the outstanding shares of Market America Stock entitled to vote at the Special Meeting shall have perfected appraisal rights in respect of the Merger.

TERMINATION

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of the Merger Agreement by the shareholders of Market America, by the consent of each of Miracle Marketing, MA Acquisition Sub and Market America. In addition, the Merger Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either Miracle Marketing, MA Acquisition Sub or Market America if

    (i) the Merger shall not have been consummated by July 31, 2002 (the "Termination Date"),

    (ii) the approval of Market America's shareholders required by the Merger Agreement shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof, or

    (iii)a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and nonappealable;

provided, that the party seeking to terminate the Merger Agreement pursuant to clause (iii) shall have used all reasonable efforts to remove such injunction, order or decree; and provided, in the case of a termination pursuant to clause
(i), that the terminating party shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by the Termination Date.

AMENDMENT

     The Merger Agreement may be amended by the parties, by action taken by their respective Boards of Directors, at any time before or after approval of the Merger by the shareholders of Market America, but after any such shareholder approval, no amendment may be made which by law requires the further approval of shareholders unless such further approval is obtained.

                              FUNDING OF THE MERGER

     Funding of the Merger will require approximately $29.7 million to pay the Merger Consideration of $8.00 per share and $[__] to pay the fees and expenses in connection with the Merger. These funds are expected to be provided from Market America's working capital and or up to loans and lines of credit of up to $20 Million in aggregate. Market America's working capital was approximately $72.2 million as of January 31, 2002. Cash and cash equivalents were approximately $75.1 million as of January 31, 2002.


     Market America received a commercial loan commitment from First Union National Bank on November 26, 2001, to provide a term loan up to $10 Million and a line of credit of up to $10 Million, each to be used solely for the payment by Market America of the Merger Consideration. The term loan would have a term of 30 months and would carry LIBOR-based interest, repayable by monthly payments of accrued interest only for the first nine months and then by monthly payments of principal and accrued interest. Under the terms of this facility, Market America may hedge the loan's floating interest expense by entering into an interest rate swap agreement, on terms to be agreed, at the closing of the loan. The line of credit is available for 364 days, with repayment of accrued interest only (also at a LIBOR-based rate) until maturity, at which time all remaining principal and interest will be due. The line of credit is subject to an availability fee on the unused portion of the available principal. Collateral for both facilities consists of certificates of deposit equal to the total loaned amount. Market America anticipates repaying the loan and line of credit when due from working capital.


     Under the commitment, the facilities will require maintenance of certain ratio of Senior Funded Debt to EBITDA ratio, a certain level of liquidity, and restrictions on dividends and prevent the Market America from engaging in a transaction in which there is a change of control of Market America.

     The commitment expires if the loans are not closed on or before June 1, 2002.

EXPENSES OF THE MERGER

     The Merger Agreement provides that Market America (for itself and MA Acquisition Sub) and Miracle Marketing will bear their respective expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, whether or not the Merger is consummated. The total fees and expenses of the Merger are expected to be approximately $[______], with the respective obligations of Miracle Marketing and Market America as set forth on the following table:


                                     Miracle Marketing      Market America
                                     -----------------      --------------

      Financial advisory fees                  0               [_______]
      Legal fees                               0               [_______]
      Accounting fees                   [_______]              [_______]
      SEC filing fees                          0                  2,729
      Printing and mailing                     0               [_______]
      Proxy Solicitation                       0               [_______]
      Miscellaneous                 $                    $
                                    -------------         --------------
                  Total             $   [_______]        $     [_______]

                    CERTAIN INFORMATION CONCERNING MARKETING,
                           SUB AND THE OFFERING GROUP

     Miracle Marketing is a Delaware corporation, which operates a distribution network for Market America's products. James H. Ridinger is the sole Director and President, Treasurer and Secretary of Miracle Marketing, as well as Chairman, President and Chief Executive Officer of Market America. See "PARTIES TO THE MERGER--Miracle Marketing."

     MA Acquisition Sub, a wholly-owned subsidiary of Miracle Marketing, was recently incorporated under the laws of the State of North Carolina for the purpose of effecting the Merger. MA Acquisition Sub has not conducted any business other than the transactions described herein. "PARTIES TO THE MERGER--MA Acquisition Sub."

     During the last five years, neither Miracle Marketing nor MA Acquisition Sub nor any of their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Miracle Marketing nor MA Acquisition Sub nor any of their executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     Market America Stock is traded in the over-the-counter market. Market America's ticker symbol on the over-the-counter bulletin board is MARK.OB. Quotations are published through the OTC Bulletin Board. As of [Record Date], there were [467] holders of record of the Market America Stock. The closing bid and asked prices for Market America Stock on October 16, 2001, the date prior to the announcement of the offer received by Market America from the Ridingers, were $4.30 and $4.45 respectively.

     The following table shows the actual reported range of high and low quotations for the Market America Stock for the fiscal quarters indicated and as of a recent date. These quotations were obtained from stockbrokers and represent prices between dealers, do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.


         Quarter ended                      High                  Low
         -------------                      ----                  ---
         July 31, 1999                       $10                 3-7/8
         October 31, 1999                  $6-7/8               $4-5/16
         January 31, 2000                  5-9/16                4-1/2
         April 30, 2000                       5                  3-3/4
         July 31, 2000                      5-1/8                3-7/8
         October 31, 2000                     5                  3-5/8
         January 31, 2001                  4-1/16                2-7/8
         April 30, 2001                     4-1/2                3-1/4
         July 31, 2001                      4-1/2                3-7/8
         October 31, 2001
            August 1 through                4-1/2                4-1/8
            October 16, 2001 (the
            date prior to the
            announcement of
            Offering Group
            proposal)
            October 16 through              7-3/4               4-5/16
            October 31, 2001
         January 31, 2002                  7-13/16              7-5/16
         April 30, 2002                     7-7/8                7-1/2

     Market America has never paid cash dividends on Market America Stock since its inception. The Offering Group intends to cause Market America to be managed with a view toward making periodic distributions to its shareholders at least sufficient to cover their resulting tax liabilities if Market America is operated as an S corporation (or qualified subchapter S subsidiary) after the Merger and annually distributing all available cash in excess of $60 million, adjusted annually for inflation, with such reserves deemed appropriate by Miracle Marketing's board of directors. Market America's future dividend policy will also depend on the earnings, capital requirements, financial condition and other factors considered relevant by Market America's Board of Directors.

                             SELECTED FINANCIAL DATA

AUDITED AND UNAUDITED HISTORICAL FINANCIAL DATA


     The following selected financial data should be read in conjunction with Market America's financial statements and the notes thereto, including financial statements and related notes attached hereto under "FINANCIAL STATEMENTS" and the information provided under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." The selected income statement and balance sheet data as of the end of, and for, each of the years in the five-year period ended April 30, 2001 are derived from the financial statements of Market America included herein, which were audited by Dixon Odom PLLC. The selected income statement data for the nine months ended January 31, 2002, 2001, 2000, 1999 and 1998 have been prepared on the same basis as the audited financial statements included herein and, in the opinion of Market America, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The results for the nine months ended January 31, 2002 are not necessarily indicative of the results to be achieved for the full fiscal year.

INCOME STATEMENT DATA:

                                                                         Year Ended April 30,
                                                                         --------------------
                                              2001               2000             1999              1998             1997
                                              ----               ----             ----              ----             ----
                                                                              (Audited)

Operating Revenues                            $138,513,706     $135,965,263      $110,347,824      $87,531,005       $66,281,671
Income from Operations                          24,928,785       25,894,708        21,076,766       17,339,402        13,276,101
Income before Income Taxes                      29,326,141       28,846,046        23,585,650       18,783,209        14,275,790
Net Income                                      20,212,394       17,790,922        14,191,025       10,840,540         8,471,221
Net Income Per Common Share                           1.04             0.89              0.71             0.54              0.43

                                                                    Nine Months Ended January 31,
                                                                    -----------------------------
                                              2002               2001             2000              1999             1998
                                              ----               ----             ----              ----             ----
                                                                             (Unaudited)
Operating Revenues                            $115,090,765     $101,416,349       $98,015,294      $80,711,996       $61,546,215
Income from Operations                          22,538,926       18,127,507        18,435,700       16,022,496        11,836,360
Income before Income Taxes                      24,463,763       21,109,664        20,684,313       17,811,390        12,754,654
Net Income                                      15,076,875       13,607,605        12,693,712       10,563,289         7,186,584
Net Income Per Common Share                           0.78             0.70              0.64             0.53              0.36

BALANCE SHEET DATA:

                                                                           As of April 30,
                                                                           ---------------
                                              2001               2000             1999              1998             1997
                                              ----               ----             ----              ----             ----
                                                                              (Audited)
Working Capital                                $59,501,154      $43,858,428       $38,560,369      $24,496,643       $14,172,686
Inventories                                      3,296,701        2,430,734         1,852,487        1,468,321         1,244,586
Total Assets                                    92,433,090       69,765,464        48,998,497       33,584,430        21,691,428
Long-Term Debt                                   1,955,346          755,214            10,000          164,315           281,707
Shareholders' Equity                            76,100,087       56,279,152        39,672,535       25,481,510        14,640,970
Return on Shareholders' Equity (1)                   30.5%            37.1%             43.6%            54.0%             81.4%

                                                                          As of January 31,
                                                                          -----------------
                                              2002               2001             2000              1999             1998
                                              ----               ----             ----              ----             ----
                                                                             (Unaudited)
Working Capital                                $72,194,138      $53,979,976       $40,943,753      $34,828,462       $21,148,031
Inventories                                      3,084,984        3,478,421         2,401,253        1,726,198         1,570,352
Total Assets                                   103,487,665       81,370,376        60,952,884       41,655,557        28,312,819
Long-Term Debt                                   1,880,667        1,975,096                 0           40,000           191,742
Shareholders' Equity                            91,153,723       81,370,376        52,293,472       36,044,799        21,827,554
Return on Shareholders' Equity (1)                   18.0%            21.6%             27.6%            34.3%             39.4%

(1) Net Income divided by average shareholders' equity



PRO FORMA FINANCIAL DATA


     Market America has not provided any pro forma data giving effect to the Merger (other than the limited pro forma information given with respect to equity interests of the Offering Group in Market America before and after the Merger under "SPECIAL FACTORS--Conflicts of Interest.") Market America does not believe other pro forma data is material to its unaffiliated shareholders in evaluating the Merger Agreement and the Merger since:

    o    the Merger Consideration is all cash; and

    o if the Merger is completed, Market America Stock would cease to be publicly traded and the holders of Market America Stock (other than Miracle Marketing) would not retain or receive a continuing interest in Market America's business.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with Market America's financial statements and the notes thereto, including financial statements and related notes included herein, (See "FINANCIAL STATEMENTS"). All references to fiscal years are references to Market America's fiscal year ended April 30.

CAUTIONARY STATEMENT

     Statements in this Proxy Statement and in other information provided from time to time by Market America concerning Market America's business outlook for future economic performance, anticipated profitability, revenues, expenses or other financial items, together with other statements that are not historical facts, are "forward-looking statements" as that term is defined under federal securities laws. "Forward-looking statements" are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, Market America's competitive environment, economic and other market conditions in which Market America operates, cyclical and other fluctuations in operating results and matters affecting business generally, as well as decreases in sales volume or number of distributors, unfavorable regulatory action, loss of key personnel, loss of key suppliers and general economic conditions.

OVERVIEW

     The following table summarizes Market America's operating results for the three most recent fiscal years. All dollar amounts are in millions of dollars, except for the earnings per share data.

Fiscal Year Ended                              April 30, 2001              April 30, 2000                April 30, 1999
                                            ----------------------     -----------------------      -------------------------

Sales Revenue                                  $ 138.5     100.0%        $ 136.0      100.0%           $ 110.3      100.0%
Cost of Sales                                     36.4      26.3%           34.0       25.0%              28.0       25.4%
                                            ----------------------     -----------------------      -------------------------
     Gross Profit                                102.1      73.8%          102.0       75.0%              82.3       74.6%

Selling Expenses:
      Commissions                                 59.3      42.8%           60.6       44.6%              49.7       45.0%

General and Administrative
     Expenses:
      Salaries                                     8.5       6.1%            6.9        5.1%               5.1        4.6%
      Professional fees                            0.9       0.6%            1.2        0.9%               1.3        1.2%
      Rent expense                                 1.2       0.9%            1.4        1.0%               1.0        0.9%
      Insurance                                    0.8       0.6%            0.8        0.6%               0.6        0.5%
      Other taxes and licenses                     0.8       0.6%            0.6        0.4%               0.5        0.4%
      Utilities                                    0.3       0.2%            0.4        0.3%               0.3        0.3%
      Consulting                                   0.6       0.4%            0.8        0.6%               0.3        0.3%

      Depreciation and
         Amortization                              0.9       0.6%            0.4        0.3%               0.2        0.2%
      Repairs and maintenance                      0.8       0.6%            0.6        0.4%               0.1        0.1%
      Other operating expenses                     3.1       2.2%            2.4        1.9%               2.1        1.9%
                                           ----------------------      -----------------------     -------------------------

Total General and
   Administrative Expenses                        17.9      12.9%           15.5       11.5%              11.5       10.4%
                                           ----------------------     -----------------------      -------------------------

Income From Operations                            24.9      18.0%           25.9       19.0%              21.1       19.1%

Other Income (Expense)                             4.4       3.2%            2.9        2.2%               2.5        2.3%
                                           ----------------------     -----------------------      -------------------------

Income before Income Taxes                        29.3      21.2%           28.8       21.2%              23.6       21.4%
Income Taxes                                       9.1       6.6%           11.0        8.1%               9.4        8.5%
                                           ----------------------     -----------------------      -------------------------

Net Income                                      $ 20.2      14.6%          $17.8       13.1%             $14.2       12.9%
                                           ----------------------     -----------------------      -------------------------

Earnings per common share                       $ 1.04                     $0.89                         $0.71
                                           -----------                ----------                  -------------


RESULTS OF OPERATIONS

      THREE AND NINE MONTH PERIODS ENDED JANUARY 31, 2002
      ---------------------------------------------------

     Market America's sales continued to grow during the three and nine-month periods ended January 31, 2002. Net sales increased 16.4% to $37.9 million from $32.6 million for the quarter ended January 31, 2002 compared to the same period in 2001. Net sales increased by 13.5% to $115.0 million from $101.4 million for the nine-month period ended January 31, 2002 compared to the same period in 2001.

     Commission expense was $16.3 million and $14.1 million for the three-month periods ended January 31, 2002 and 2001, respectively. Commission expense was $49.0 million and $44.5 million for the nine-month periods ended January 31, 2002 and 2001, respectively. Commissions, as a percentage of sales, were 43.1% and 43.3% for the three-month periods ended January 31, 2002 and 2001, respectively, and 42.6% and 43.9% for the nine-month periods ended January 31, 2002 and 2001, respectively. The commission payout as a percentage of business volume earned through commissionable product sales has remained consistent during both the three and nine-month periods ended January 31, 2002 when compared to the same prior year periods.

     General and administrative expenses were $5.2 million and $4.3 million for the three-month periods ended January 31, 2002 and 2001, respectively, and $14.3 million and $12.2 million for the nine-month periods ended January 31, 2002 and 2001, respectively. As a percentage of sales, general and administrative expenses were 13.8% and 13.3% for the three-month periods ended January 31, 2002 and 2001, respectively, and 12.4% and 12.0% for the nine-month periods ended January 31, 2002 and 2001, respectively. For the three and nine-month periods ended January 31, 2002 and 2001, other general and administrative expenses included the following items:

                                  Three-Months               Nine-Months
                                 Ended January 31,         Ended January 31,
                                ------------------         -----------------
                                2002          2001         2002         2001
                                ----          ----         ----         ----

Insurance                    $ 298,797   $   278,464   $  809,417   $  520,317

Legal and professional fees    307,931       233,346      707,624      557,436

Other taxes and licenses       384,525       137,406      798,111      472,525

Utilities                       88,951        72,883      268,611      251,548

Repairs and maintenance        116,244       110,345      468,033      706,856

Other                          849,768       988,589    2,555,266    2,339,662
                            --------------------------------------------------


                            $2,046,216    $1,821,033   $5,607,062   $4,848,344
                            ==================================================


     The increase in salary expense for the fiscal 2002 periods is primarily a result of the timing of officer bonuses and an increase in the number of employees in Market America's Information Technology departments due to the expansion of Market America's internet presence over the past year.

     Depreciation and amortization expense increased in the fiscal 2002 periods due to the completion of the office and distribution facility in Greensboro, North Carolina during July 2000, renovation completions of the office, meeting and training center in Miami, Florida and the expansion of the training facilities in Miami, Florida. The facility in North Carolina is being depreciated over 33 years (ground lease term). The equipment and furnishings for these facilities are being depreciated over 10 years. The new meeting and training facility in Miami, Florida purchased during June 2001 will be depreciated over the shorter of it's estimated useful life or the term of the ground lease for the land upon which the facility sits. Market America has estimated and recorded approximately $42,500 and $89,000 of depreciation expense for this facility during the three and nine-month periods ended January 31, 2002, respectively.

     Market America incurred larger consulting expenses during the fiscal 2001 periods due to renovations of the leased corporate facility in Miami, Florida.

     Insurance expense increased during the fiscal 2002 periods due to higher health care costs incurred and number of employees covered under Market America's self-insured health insurance plan. The amount of expense incurred under the plan can vary from year to year depending upon the health and number of Company employees. Market America's health plan has a $50,000 annual stop loss limit per employee and an annual aggregate stop loss limit of approximately $889,000. Market America also incurred larger property insurance due to the completion of Market America's office and distribution facility in Greensboro, North Carolina during July 2000 and expansion of corporate facilities in Miami, Florida.

     Other taxes and licenses have increased as a result of Market America recognizing approximately $125,000 more in property taxes during the three and nine-month periods ended January 31, 2002 compared to same prior year periods. During fiscal 2002, property tax bills were paid early in order to receive a discount on the bills. Certain property taxes were included in the fourth quarter of fiscal 2001. Market America also incurred approximately $80,000 more


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in property taxes during the current year due to the expansion of corporate facilities in Miami, Florida and the completion of the new office and distribution facility in Greensboro, North Carolina during July 2000. Market America has also incurred larger payroll taxes during the current year due to the growth in the number of employees.

     The primary result of the increase in legal and professional fees during the current year is directly related to the proposed going private transaction. See "FUNDING OF THE MERGER--Expenses of the Merger."

     Repairs and maintenance costs were lower during the fiscal 2002 periods due to larger expenditures associated with Market America's yacht and the Miami training and office facility during the prior year.

     Other operating expenses were 5.4% and 5.6% of sales for the three-month periods ended January 31, 2002 and 2001, respectively. Other operating expenses were 4.9% and 4.8% of sales for the nine-month periods ended January 31, 2002 and 2001, respectively.

     The effective income tax rate for the prior year periods was lower due to changes made during the prior year in Market America's multi-state allocation methodology. These changes resulted in the amendment of state income tax returns for fiscal years 1997, 1998 and 1999 during the prior year.

     FISCAL YEAR ENDED APRIL 30, 2001
     --------------------------------

     Sales revenue increased for the eighth consecutive year. For the fiscal years ended April 30, 2001, 2000 and 1999, sales were $138.5, million $136.0 million and $110.3 million, respectively. This represents a $25.7 million (23.3%) sales growth from 1999 to 2000 and a $2.5 million (1.9%) sales growth from 2000 to 2001.

     In management's judgment, fiscal 2001 sales have not maintained historical growth rates due primarily to the following:

    o corporate sales and marketing personnel and field sales and distribution managers focused their efforts on the development, retooling, implementation and training on our new Internet programs/products and a revised preferred customer program;

    o operational challenges associated with the move into the new facility in Greensboro, North Carolina;

    o communication, training and implementation of procedural revisions to the placement/submittal of distributor orders for commissionable products; and

    o general economic conditions that resulted in a slowdown of growth for the direct sales industry as a whole. According to the Direct Selling Association, multilevel direct sales companies with over $100 million in retail sales experienced average sales growth during calendar 2000 of just 2.6%. This same group experienced average sales declines of (3.3%) during the first calendar quarter of 2001, which largely overlaps with Market America's fourth quarter.


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     With the above factors behind Market America, management was satisfied with the 1.9% sales growth for the fiscal 2001 year. Management believes that historical sales trends will return with an improvement in the general economy.

     Management attributes the growth in sales during fiscal 2000 to growth in the number of average orders per month and the average dollar amount per order.

     Market America's focus on recruitment in fiscal 2000 resulted in a 10.3% growth of distributors, which was largely responsible for a 10.4% increase in the number of average orders per month during that year or approximately $11.2 million of additional sales revenue.

     In addition, Market America's emphasis during fiscal 2000 on "One-to-One marketing", which allows distributors to emphasize product sales to their customers based on the customer's wants and needs, has created better relationships between distributors and their customers resulting in an increased average dollar amount per order during this time period. The average dollar amount per sales order increased by 11.0%, which contributed approximately $13.2 million of additional sales revenue.

     Cost of goods sold as a percentage of revenue was 26.3%, 25.0% and 25.4% for fiscal years ending April 30, 2001, 2000 and 1999, respectively. The increase in cost of goods sold as a percentage of sales from fiscal 2000 to 2001 was primarily due to larger shipping and labor costs as a result of backorder problems with a few vendors. Market America has replaced these vendors as of the end of fiscal 2001 without any detriment to the quality of products being sold.

     Commissions as a percentage of sales were 42.8%, 44.6% and 45.0% for the fiscal years ended April 30, 2001, 2000 and 1999, respectively. The decrease in commission expense as a percentage of sales during fiscal 2001 may be attributed to a change in the product mix of commissionable product purchased by distributors. However, the commission payout as a percentage of business volume earned through commissionable product sales has remained constant from fiscal 2000 to fiscal 2001.

     Salary expense was $8.5 million in fiscal 2001, a 23.2% increase from $6.9 million in fiscal 2000. In fiscal 2000, salaries increased by 35.3% from $5.1 million in fiscal 1999. As a percentage of sales, salary expense was 6.2%, 5.1% and 4.6% for fiscal years 2001, 2000 and 1999, respectively. The increase over the past two fiscal years has been a result of a commitment by management to improve human resources within Market America to better serve the needs of Market America's distributors. The primary areas of improvement have been in Market America's Management Information Systems and Internet departments. Market America also paid approximately $1.9 and $1.7 million in bonuses for fiscal 2001 and 2000, respectively, which amounts are above historical levels.

     Professional fees incurred during the fiscal years ended April 30, 2001, 2000 and 1999 were $864,509, $1,241,117 and $1,305,221 respectively. The decrease in professional fees over the past two fiscal years was primarily due to higher legal fees incurred in 1999 and 2000 in connection with court and regulatory proceedings that concluded in early fiscal 2000. Management expects the costs of professional fees to remain consistent with fiscal 2001 during fiscal 2002.

     Market America incurred rent expense of $1,193,551 $1,380,351 and $995,994 during the fiscal years ended April 30, 2001, 2000 and 1999, respectively. Rent expense decreased during fiscal 2001 due to the termination of a yacht lease in the fourth quarter of fiscal 2000. Rent expense increased in fiscal 2000 due to the expansion of office, meeting and training facilities in Miami, Florida.


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Market America expects rent expense to increase in fiscal 2002 compared to fiscal 2001 due to a commitment to further expand the office, meeting and training facilities in Miami, Florida.

     Insurance expense was $755,513 in 2001, $844,534 in 2000 and $626,108 in
1999. The decrease in fiscal 2001 was a result of lower health care costs incurred under Market America's self-insured health insurance plan. The amount of expense incurred under the plan can vary from year to year depending upon the health of Market America's employees. Market America's health plan does have a $30,000 stop loss limit per employee and an aggregate stop loss limit of approximately $652,029. The increase in insurance expense in fiscal 2000 from the previous year was due to higher general liability and property insurance resulting from the expanded corporate facilities in Miami, Florida. Management expects insurance expense to increase in fiscal 2002 as a result of the planned expansion of the corporate facilities in Miami, Florida.

     Other taxes and licenses incurred by Market America during the fiscal years ended April 30, 2001, 2000 and 1999 were $763,772, $624,634 and $458,155, respectively. The primary cause of the increase over the past two fiscal years is a result of Market America incurring larger payroll tax burdens due to 34% growth in the number of employees over the same time period. Market America has also incurred larger property taxes due to the expansion of corporate facilities in both Greensboro, North Carolina and Miami, Florida over the past two fiscal years. In fiscal 2001, Market America received refunds of prior years' state franchise taxes of approximately $64,000 that helped offset the larger property tax burdens. Management expects other taxes and licenses to increase in fiscal 2002 as a result of the planned expansion of the office, meeting and training facilities in Miami, Florida.

     Consulting expenses were $640,713, $819,128 and $266,154 for the fiscal years ended April 30, 2001, 2000 and 1999 respectively. In fiscal 2001 and 2000, Market America incurred consulting fees relating to renovations of the leased corporate facility in Miami, Florida of approximately $472,000 and $424,000, respectively. In fiscal 2000, Market America also incurred consulting fees due to the expansion of its Internet site of approximately $214,000. Management expects consulting expenses to decrease in fiscal 2002 due to the completion of renovations to the leased corporate facility in Miami, Florida.

     Market America has incurred total expenditures of approximately $14 million on property and equipment during the past two fiscal years. As a result, depreciation and amortization expense has increased from approximately $209,000 in fiscal 1999 to approximately $937,000 in fiscal 2001. The primary purchases during the past two years have been the $4.6 million headquarters and distribution center in Greensboro, North Carolina and a $3.6 million yacht. The building in Greensboro is being depreciated over 33 years (ground lease term) and the yacht over a 10-year period.

     Repairs and maintenance expense has increased over the past two fiscal years due to annual repairs made to the corporate yacht. Prior to June 1999, Market America leased a much smaller yacht for distributor training events than the yacht currently owned. Repairs and maintenance expense has also risen due to the expansion of office, meeting and training space of the Miami, Florida facilities.

     Other operating expenses were $3,055,062, $2,410,943 and $2,084,741, for the fiscal years ended April 30, 2001, 2000 and 1999, respectively. Other operating expenses consist primarily of bad debts, office supplies, postage, charitable donations, advertising, travel and other necessary business expenses.



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     The increase in other operating expenses during fiscal 2001 is partially due to an additional $387,487 for the settlement of a previously reported lawsuit brought against Market America by various former distributors. Market America had previously accrued $400,000 towards the resolution of this matter. Without this additional cost, other operating expenses would have been approximately the same percentage of sales as the prior year.

     Due to Market America's increased emphasis on distributor recruitment in fiscal 2000, management presence at corporate events and meetings increased, as well as at distributor functions. This resulted in approximately $450,000 of increased travel costs. Without these increased costs, other operating expenses would have been slightly lower as a percentage of sales than the prior year.

     Market America's effective tax rate was 31.1% in fiscal 2001 compared to 38.3% in fiscal 2000 and 39.8% in fiscal 1999. During the fiscal year ended April 30, 2001, Market America amended prior years' state income tax returns due to a change in its multi-state income allocation methodology claiming state tax refunds of $3,477,237. Management expects Market America's effective income tax rate to be approximately 37% in fiscal 2002. Earnings per share in fiscal 2001 were increased by approximately $0.12 due to state income tax refunds.

LIQUIDITY AND CAPITAL RESOURCES

     Market America had unrestricted and restricted cash on deposit with various financial institutions and available-for-sale debt securities totaling $80.2 million as of January 31, 2002 compared to $69.7 million as of April 30, 2001. The $80.2 million as of January 31, 2002 was comprised of $75.1 million of unrestricted cash, $2.8 million of restricted cash and $2.3 million of available-for-sale securities.

     The restricted cash consisted primarily of certificates of deposit, which were restricted for use as collateral under a guarantee of a $5.3 million loan extended by a financial institution to a related company controlled by Mr. and Mrs. James H. Ridinger during fiscal 2000. The guaranteed loan had an outstanding balance of $4,080,306 as of January 31, 2002. The loan proceeds were used by the related company to purchase real estate in Miami, Florida. Market America is leasing this real estate under a twenty-year agreement. The real estate is used for direct sales training and education as well as other corporate functions. See "MANAGEMENT OF MARKET AMERICA" and "FINANCIAL STATEMENTS." During October 2001, Market America began construction of a $675,000 building on this leased real estate in order to further expand the training and meeting facilities in Miami, Florida. The costs of this facility will be funded from cash flows from operations. As of January 31, 2002, Market America had paid approximately $104,000 towards the construction of this facility.

     The available-for-sale securities consist of commercial paper. These securities were purchased in order to increase Market America's yield on assets pending use in Market America's business and can be converted into cash if the need arises.

     Market America has a five-year $2.1 million term loan related to its office and distribution facility in Greensboro, North Carolina. The loan contains an annual fixed interest rate of 7.625% and requires 59 monthly payments of $19,750, including interest, with a balloon payment of all outstanding principal plus interest due in June 2005. The building was constructed on land leased from a related company. See "MANAGEMENT OF MARKET AMERICA" and "FINANCIAL STATEMENTS."

     Market America is also a guarantor of a $1.6 million loan by a financial institution to a related company. The guaranteed loan had an outstanding balance of $1,040,450 as of January 31,2002. The proceeds of the loan were used by the related company to purchase the land on which Market America constructed its new office and distribution facility in Greensboro, North Carolina. This loan and Market America's building loan are cross-collateralized by the land being leased from the related company and by the building constructed thereon by Market America. The guaranteed loan is repayable over a five-year period.


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


     In June 2001, Market America purchased a facility in Miami, Florida for $3,560,400. Market America had made an earnest money deposit of $1,100,000 on this facility during the fourth quarter of fiscal 2001 and paid the remaining $2,460,400 in cash upon closing. See "MANAGEMENT OF MARKET AMERICA" and "FINANCIAL STATEMENTS."

     Management believes that its current level of cash and cash equivalents and its cash provided by operations will provide sufficient resources for operations in the foreseeable future. In the event that Market America's operating environment becomes adverse, there can be no assurance that additional financing would not be required.

THE BUSINESS

     PRODUCTS AND MANUFACTURING

     Market America offers a wide variety of market-driven products and services. These products and services are presented in a unique marketing environment known as the "Market America's Mall without WallsTM." Market America presents its products within this virtual mall atmosphere in a broad assortment of "stores". These stores do not constitute market segments but, rather, represent a positioning of the products for marketing purposes.

     In the last three fiscal years, the only product or class of similar products or services whose sales exceeded 10% of the company's gross revenue was OPC-3, or Oligomeric Proanthocyanidins, which represented 32.2% of gross revenue during the fiscal year ended April 30, 2001. During the fiscal years ended April 30, 2000 and 1999, OPC-3 constituted 31.2% and 30.6%, respectively, of gross revenue.

     As a product brokerage company, Market America does not engage in manufacturing activities. All products sold by Market America are purchased from unrelated suppliers. Virtually all of Market America's products are sold under trade names that are exclusive to Market America under contracts that protect the trade names and prevent them from being used by other direct sales companies. This strategy provides flexibility in introducing new products and withdrawing products from the market, and minimizes capital investment and product liability exposure. One supplier, Purity Technologies Inc. (formerly Isotonix Corporation), a manufacturer of vitamin and nutritional products, supplies Market America with vitamin compounds and nutritional supplements, including OPC-3, that accounted for 49.8% of Market America's gross sales in fiscal year 2001, 46.0% in fiscal year 2000 and 44.0% in fiscal year 1999, under a contract dating from 1993. In order to reduce the risk of reliance on a single manufacturer, Market America is continually in the process of identifying alternative sources for its products.


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     MARKETING

     Sales of Market America's products are primarily dependent upon the efforts of Market America's independent distributors and preferred customers. Distributor growth is important to continued success in the direct selling industry. Market America had 80,270, 73,214 and 66,394 active distributors during the fiscal years ended April 30, 2001, 2000 and 1999, respectively. In order to qualify as an "active" distributor, individuals must meet certain sales, reporting and management requirements. Management expects the number of active distributors to continue to grow as Market America's product lines expand and as distributor recruitment increases.

     Market America believes its distributor compensation plan is one of the most financially rewarding in the direct selling industry. Distributor commissions are calculated and paid weekly based on "business volume," which is a cumulative measure of distributor or wholesale cost of goods purchased and sold by distributors. Commissions are Market America's most significant expense and represented approximately 42.8%, 44.6% and 45.0% of net sales revenue for the fiscal years ended April 30, 2001, 2000 and 1999, respectively. The decrease in commission expense as a percentage of sales revenue during fiscal 2001 may be attributed to a change in the product mix of commissionable products purchased by distributors. However, the commission payout as a percentage of business volume earned through commissionable product sales has remained constant from fiscal 2000 to fiscal 2001.

     Market America's product return policy allows retail customers to return a product to a distributor and receive a full cash refund within three business days. Market America reimburses any distributor who then provides proper documentation and the returned product within thirty days. Market America will refund the costs of returned marketable and unused products by a distributor within one year of purchase, less a 10% restocking fee. Market America, upon receipt of proper documentation from the distributor, will replace product that was damaged during shipment. Returns of marketable and unused products have not been significant in any of the past three fiscal years.

     NEW PRODUCT STATUS

     Market America continually searches for new, innovative, market-driven products and services. Market America's Product Development Department carefully follows market trends, as well as new published research available through select trade journals. Market America also obtains valuable product information from its substantial network of contacts around the world, including manufacturers, scientific authorities, field representatives, and the Direct Selling Association. Using a systemized approach, the management team reviews information and selects new products and services over a pre-determined period of time to meet sensitive timelines. Standards for product selection include guidelines for optimal levels of inventory for maximum results from a new product launch.

     Market America expects to continue to develop its health and nutrition product line, adding products to enhance lifestyle and longevity. During fiscal 2001, Market America began development of a secretagogue human growth hormone ("HGH") enhancer. The enhancer uses a special blend of nutritional ingredients that naturally increase the production and release of HGH by the pituitary gland. When specific amino acids and nutrients are combined in a precise peptide formulation with other biologically active nutrients and taken as directed, they effectively raise HGH levels in the body. Due to delays in product introduction to the marketplace, Market America did not ship any HGH until early May 2001.


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Upon shipment, Market America recognized approximately $1 million of revenue from the first time orders of this product.

     During fiscal 2000, Market America formed an Internet Advisory Board ("IAB"), comprised of seven experts in the Internet field, for the purpose of advising and developing an Internet site which would enhance distributors' business opportunities. In August 2000, Phase II, of a three-phase program, was completed. Phase II provided distributors with the option to have e-commerce available on a custom web site allowing them to receive and process transactions through the Internet. Phase III was completed during February 2001. The completion of Phase III included the introduction of Market America's WebCenters. The WebCenters provide distributors with the ability to market web sites with e-commerce capabilities to small business owners.

     BACKLOG

     Market America typically ships products within 24 hours after the receipt of the order. As of January 31, 2002, Market America had no significant backlog.

     EMPLOYEES

     At January 31, 2002, Market America employed 248 persons at its Greensboro, North Carolina corporate headquarters and distribution center and 23 persons at its Miami, Florida location. Unions do not represent any of Market America's employees. Market America believes that its employee relations are satisfactory.

     SEASONALITY

     Market America's revenues and business operations have not experienced significant seasonal fluctuations, and management does not expect this to be a concern in the future.

     TRADEMARKS, PATENTS AND PROPRIETARY INFORMATION

     "Market America" and "Market America's Mall without Walls" are registered as Market America's service marks. Market America has also obtained registered trademarks for "The Unfranchise," a name it uses to designate its marketing system. Market America also has various registered product trademarks, "Thermochrome 5000" nutritional supplement, "Royal Spa" personal care products, "Ultimate Aloe" nutritional supplements and personal care products, "Mineral Blast" nutritional supplement, "Glucosatrin" nutritional supplement and "Clear Shield" and "Vitashield" skin care products. Market America holds no patents.

     Market America regards its marketing plan as proprietary and has implemented protective measures of both a legal and a practical nature to ensure that it retains that status. Market America derives such protection by contract with distributors and by keeping its software program confidential. Access to Market America's proprietary marketing plan software is limited to those with a need to know. Market America seeks to protect its official literature by means of copyright protection. Market America aggressively pursues anyone who violates its proprietary rights and distributor non-competition and non-solicitation contractual provisions. Litigating risks always exist in the protection of such rights. Market America also believes that such factors as innovation, expertise and market responsiveness are of equal importance with the legal protections described above.


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     COMPETITION

     The direct selling industry is highly competitive and sensitive to consumer demand and distributor retention. Market America must compete with both retail outlets and other direct selling companies for many of its sales and distributors. Many of Market America's products compete with national brand-name items that have much more consumer recognition. There are many competitors for both sales and distributors with substantially greater financial resources than Market America.

     Market America believes that its leading competition, based on total sales, is Amway Corporation and its affiliates, and that Avon Products, Inc. is the leading direct seller of beauty and related products worldwide. Leading competitors in the nutritional products and nutritional direct selling markets include Nature's Sunshine Products, Inc., Nu Skin International Inc., Herbalife International Inc., Shaklee Corporation and Usana Inc. Market America believes there are other manufacturers of competing product lines that may or intend to launch direct selling enterprises, which will compete with Market America in certain of its product lines and for distributors. There can be no assurance that Market America will be able to successfully meet the challenges posed by such increased competition.

     GOVERNMENT REGULATION AND COMPLIANCE WITH ENVIRONMENTAL LAWS

     As a distributor without any manufacturing processes, Market America has avoided material capital expenditures to comply with federal, state, or local environmental laws. Market America does not expect this to change in the foreseeable future.

     As a product broker and distributor of consumer nondurable goods, Market America and its products are subject to extensive government regulations. The Food and Drug Administration, Federal Trade Commission, Environmental Protection Agency, and Consumer Product Safety Commission are a few of the governmental agencies responsible for regulating and monitoring Market America's products. Product labeling, distribution, packaging, advertising, and content are all subject to intense laws and regulations. Market America believes it is in substantial compliance with all laws and regulations, but there is no assurance that legislation or regulations adopted in the future will not adversely affect Market America's operations.

     Other laws and regulations affecting Market America have been enacted to prevent the use of deceptive or fraudulent practices that have sometimes been inappropriately associated with legitimate direct selling and network marketing activities. These include anti-pyramiding, securities, lottery, referral selling, anti-fraud and business opportunity statutes, regulations and court cases. Illegal schemes typically referred to as "pyramid," "chain distribution," or "endless chain" schemes, compensate participants into the scheme. Often such schemes are characterized by large up-front entry or sign-up fees, over-priced products of low value, little or no emphasis on the sale or use of products, high pressure recruiting tactics and claims of huge and quick financial rewards with little or no effort. Generally the laws directed at such schemes attempt to ensure that product sales ultimately are made to consumers and that advancement within such sales organizations is based on sales of the enterprise's products, rather than investments in the organizations themselves or other non-retail sales-related criteria. Where required by law, Market America obtains regulatory approval of its network marketing system.


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     Market America remains subject to the risk that, in one or more of its present or future markets, its marketing system or the conduct of certain of its distributors could be found not to be in compliance with applicable laws and regulations. Failure by Market America or its distributors to comply with these laws could have an adverse effect on Market America in a particular market or in general. Market America monitors the activities of its distributors through its national meeting, training and seminar system, in accordance with the management and supervisory responsibilities of its higher level distributors, certified trainers and advisory council members. Through such efforts Market America seeks to minimize the possibility of unauthorized conduct by any distributor.

     Market America cannot predict the nature of any future law, regulation, interpretation or application, nor can it predict what effect additional governmental legislation or regulations, judicial decisions, or administrative orders, when and if promulgated, would have on its business in the future. It is possible that such future developments may require revisions to Market America's marketing program. Any or all of such requirements could have a material adverse effect on Market America's business, results of operations and financial condition.

     MARKETS

     Market America's primary markets have been in the United States, Canada, and most U.S. possessions. Approximately 7.8%, 5.7% and 3.7% of Market America's sales in fiscal 2001, 2000 and 1999, respectively, were outside the 50 states.

     If business factors continue to be favorable, management intends to expand operations to Australia during the fourth quarter of fiscal 2002.

PROPERTY

     During the fiscal year ended April 30, 2001, Market America leased a 40,000 square foot building, in Greensboro, North Carolina. The lease covering this property was terminated without penalty on July 10, 2000 when Market America moved into a new corporate office and distribution center it had been constructing since the summer of 1999. The new 102,000 square foot building in Greensboro, North Carolina serves as Market America's headquarters and primary distribution center. Management believes that this facility will meet Market America's needs for office and distribution space for the foreseeable future. Market America has a five-year $2.1 million term loan with a fixed interest rate of 7.625%. The loan requires monthly payments, including interest, of $19,750 for 59 months with all remaining principal and interest due in June 2005. The land on which the building resides is leased under a 33-year net ground lease with a related company owned by Mr. and Mrs. Ridinger. See "MANAGEMENT OF MARKET AMERICA."

     In addition, Market America leases a 9,100 square foot warehouse in Brampton, Ontario for distribution of products to Canadian distributors. The lease agreement requires a $7,621.24 (Canadian) monthly payment and expires on November 25, 2006.

     Market America also leases office and meeting and training space in Miami, Florida, from a company owned by Mr. and Mrs. Ridinger, for use in direct sales training and education as well as other corporate functions. The lease agreement is for twenty years and requires a $60,000 monthly payment. The lease is renewable for an additional twenty-year period. Management has committed to expanding the meeting and training facilities in Miami, Florida during fiscal 2002 in order to provide additional space for distributor events and corporate


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meetings. In October 2001, Market America began construction of a $675,000 building on this leased property in order to further expand the meeting and training facilities in Miami, Florida. As of January 31, 2002, Market America had paid approximately $104,000 towards the construction of this facility. See "MANAGEMENT OF MARKET AMERICA."


     In June 2001, Market America purchased a facility in Miami, Florida from an unrelated party for $3,560,400. Market America had made an earnest money deposit of $1,100,000 on this facility during the fourth quarter of fiscal 2001 and paid the remaining $2,460,400 in cash upon closing. Market America leases the land on which the facility sits from a company owned by Mr. and Mrs. James H. Ridinger, officers/stockholders of Market America, for $15,000 per month. The one-year lease was effective as of June 2001 and provides for automatic renewals for up to 32 additional one-year terms at $15,000 per month. See "MANAGEMENT OF MARKET AMERICA."


LEGAL PROCEEDINGS

     As a result of the proposed Merger, Market America and its directors have been named as defendants in a class action lawsuit filed in Guilford County, State of North Carolina, Superior Court Division on October 19, 2001. The plaintiff purports to represent a class of all of the public shareholders of Market America whose shares would be converted into the right to receive $8.00 in cash per share in connection with the Merger. The complaint asserts that the $8.00 per share price to be paid to public shareholders in connection with the Merger is inadequate. The complaint also alleges that the director defendants are engaged in self-dealing and are not acting in good faith toward the plaintiff and the other members of his class and that the directors have breached their fiduciary duties to plaintiff and the other members of his class. The complaint seeks an order certifying the class and remedies including injunctive relief that would, if granted, prevent the completion of the merger as well as costs and certain unspecified monetary damages.


     While Market America and its directors intend to defend themselves vigorously, there can be no assurance given as to the outcome of this lawsuit.


     Market America is periodically involved in routine litigation incidental to its business, including litigation involving distributor terminations. Management believes that any such pending litigation will not have a material effect on Market America's financial position or results of operations.

                          MANAGEMENT OF MARKET AMERICA

     Set forth below is the background of the directors and executive officers of Market America, including Mr. Ridinger, as well as a Vice President and the Director of Field Development of Market America (who are each members of the Offering Group, but are not considered executive officers of Market America). Each person listed below is a citizen of the United States:


    o James H. Ridinger, Chairman, President and Chief Executive Officer. Mr. Ridinger founded Market America in 1992 and has served as a Director, Chairman, President and Chief Executive Officer since that time. He is 51 years old.

    o Loren A. Ridinger, Director, Senior Vice President and Secretary. Mrs. Ridinger has been a Director of Market America since 1993 and has held a number of executive positions with Market America since its founding in 1992. As second in command to the chief executive officer on operations and administration, Ms. Ridinger coordinates the activities of the vice presidents, manages the advisory council, heads field relations, and manages the Miami training center staff. She is responsible for oversight and development of the Motives line, the national training and seminar system, oversight of the dispute resolution board, and oversight of advertising materials . She is the wife of James H. Ridinger and is 33 years old.

    o Martin L. Weissman, Director and Executive Vice President. Mr. Weissman has been a Director since 1993 and has served as an Executive Vice President since 1994. Mr. Weissman was a founder, owner and Executive Vice President of Howard Carpet Mills of Chatsworth, Georgia. For Market America, Martin L. Weissman is responsible for maintaining margins on all products, vendor relations including pricing, terms, and related matters. He is also involved in new product evaluation. He oversees the purchasing and scientific affairs and quality control departments and assists Loren A. Ridinger with the Motives line. He is responsible for investor and distributor relations. He oversees the internet affiliate marketing program and is involved with all aspects of vendor and product development for foreign expansion. He is 59 years old.

    o Dennis J. Franks, Executive Vice President. Mr. Franks has served in this office since 1993. He is a former professional football player and marketing professional for a number of companies. For Market America, Mr. Franks is primarily responsible for North American and Pacific Rim sales and marketing including recruiting, training, literature development, field presentations and product development. He oversees the field development department and provides marketing support to Loren A.. Ridinger. Mr. Franks also assists with crisis control and sits on various management committees, including the Corrective Action Board, participates in the Moving Ups training series, handles field communications, assists in the Preferred Customer and 1:1 Development initiatives, serves as "Mall Manager," and assists with distributor relations. Mr. Franks' duties include presentation and training at National, Regional and District Events. He is 49 years old.

    o Marc Ashley, Vice President. Mr. Ashley has been an employee of Market America since 1992. He is a brother of Loren A. Ridinger. For Market America, Mr. Ashley is responsible for overseeing and directing over 250 employees. This includes but is not limited to all aspects of Information Systems, Corporate Services, Human Resources, Field Compliance, Publications, Data Services, the Distribution Center, and the Certified Training Program. He chairs and/or sits on various management committees and the Corrective Action Board. Mr. Ashley is responsible for various National, Regional and District presentations and training. He is 31 years old.

    o Joseph V. Bolyard, Vice President. His responsibilities include oversight of the Events and Quality Assurance Departments and all aspects of international expansion. He also oversees the Commissions Analysis and Accounting Departments and budgeting for the Motor Yacht Utopia and oversees the corporate budget process. Mr. Bolyard sits on various management committees including product, publications, internet/MIS, payables, International, marketing, Quality Steering, policy improvement and legal. Mr. Bolyard has recently assumed a role as a presenter at national events and will be expected to continue developing this role. Mr. Bolyard has been an employee of Market America since 1992. He is 32 years old.

    o Andrew Weissman, Director of Field Development. Mr. Weissman directs the Field Development Department which includes defining and promoting the New Generation Goals, presentations and training at national, regional and district events. He is responsible for development of business building tools and assists with Moving Up and UFO trainings and seminars. He participates on various committees and assists with distributor relations. Mr. Weissman, who is the son of Martin L. Weissman, has been an employee of Market America since April, 1997. He is 29 years old.


     Each of the persons listed above has been employed principally by Market America, in the positions described above, during the last five years.

     The principal business address of each of the persons listed above is the same as that listed herein for the principal executive offices of Market America, 1302 Pleasant Ridge Road, Greensboro, North Carolina 27409. The telephone number at that address is (336) 605-0040.

     During the last five years, neither Market America, nor, to the best knowledge of Market America, any of its executive officers or directors of Market America has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


     During the last five years, neither Market America, nor, to the best knowledge of Market America, any of its executive officer or director of Market America has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows: On May 4, 1999, Market America entered into a settlement with the SEC in which it consented to the entry of an order enjoining it from violating certain antifraud and other provisions of the federal securities laws. Market America did not admit or deny the allegations made in the proceeding. Also on May 4, 1999, James
H. Ridinger entered into a settlement with the SEC in which he consented to the entry of an order enjoining him from violating certain antifraud and other provisions of the federal securities laws. In connection with Mr. Ridinger's settlement, Mr. Ridinger agreed to pay a fine of $100,000 and disgorgement and prejudgment interest of $304,695. Mr. Ridinger neither admitted nor denied the allegations made in the proceeding. The proceedings against Market America and Mr. Ridinger involved the manner in which Market America was taken public in 1992 and 1993, the failure to disclose the use of proceeds of the initial public offering, and Mr. Ridinger's sharing in those proceeds. There is also a civil suit pending against Mr. Ridinger by a purchaser of Market America Stock who is seeking damages in connection with a number of allegations, including those which were the basis of the SEC proceedings against Mr. Ridinger.


     There are no family relationships between any director or officer listed above and any other director or officer listed above other than as indicated above.

     The five executive officers of Market America (James H. Ridinger, Loren A. Ridinger, Martin L. Weissman, Dennis J. Franks and Marc Ashley) own and operate business development centers as independent contractors and distributors within the field sales organization of Market America. In this capacity, they perform the typical and usual functions of field sales representatives, in return for which their business development centers earn commissions under the performance compensation plan applicable to all of Market America's distributors. For the fiscal year ended April 30, 2001, these individuals earned distributor commissions as follows: James H. Ridinger $631,470; Loren A. Ridinger $7,695; Dennis J. Franks $243,545; Martin L. Weissman $153,670; and Marc Ashley $19,395. On March 26, 2002, Mr. Ridinger transferred ownership of the 15 business development centers owned by him to Miracle Marketing. See "PARTIES TO THE MERGER--Miracle Marketing."

     In December 1999, Market America entered into an agreement with a company owned by Mr. and Mrs. James H. Ridinger, to lease real estate in Miami, Florida for direct sales training and education, as well as other corporate functions. The monthly rental is $60,000 and the lease has a 20-year term with a renewal option for an additional 20-year term. Market America has paid a $600,000 non-interest bearing damage deposit as part of this lease, which is included in other assets on the balance sheet. The amount of rent expense under this agreement aggregated $180,000 and $540,000 during each of the three and nine-month periods ended January 31, 2002 and 2001, respectively. In connection with this lease, Market America has guaranteed a $5.3 million five-year loan to the related company for the purchase of the real estate being leased. As of January 31, 2002, the guaranteed loan had an outstanding balance of $4,080,306. Market America had restricted cash of $2,560,000 as collateral under the loan guarantee as of January 31, 2002. In October 2001, Market America began construction of a $675,000 building on this leased property in order to further expand the meeting and training facilities in Miami, Florida. As of January 31, 2002, Market America had paid approximately $104,000 towards the construction of this facility.

     During the year ended April 30, 1999, Market America entered into a 33-year net ground lease with a company owned by Mr. and Mrs. James H. Ridinger for the site on which Market America has constructed its new headquarters and warehouse facility in Greensboro, North Carolina at a cost of $4,593,133. Required rental payments are $17,000 per month since October 2000, and $10,666 per month prior to that date. The amount of rent expense under this agreement was $51,000 and $153,000 for the three-month and nine-month periods ended January 31, 2002, respectively. Rent expense for the three-month and nine-month periods ended January 31, 2001 was $51,000 and $121,330, respectively. In June 1999, Market America paid $500,000 to the Ridinger company for a Right of First Refusal on this site, which provides Market America with the opportunity to purchase the land, should it be offered for sale, before the land is offered for sale to other parties. The amount paid is included in other assets and is being amortized on a straight-line basis over the lease term. The unamortized balance will be applied to the purchase price of the land in the event Market America buys it. On June 28, 1999, Market America became guarantor of a $1.6 million bank loan to the Ridinger company used for the purchase of the land. The guaranteed loan had an outstanding balance of $1,040,450 at January 31, 2002. This loan and Market America's term loan are cross-collateralized by the land being leased from the Ridinger company and by the building improvement constructed thereon by Market America. The guaranteed loan is repayable over a five-year period.


     In June 2001, Market America purchased a facility in Miami, Florida from an unrelated party for $3,560,400. Market America had made an earnest money deposit of $1,100,000 on this facility during the fourth quarter of fiscal 2001 and paid the remaining $2,460,400 in cash upon closing. Market America leases the land on which the facility sits from a company owned by Mr. and Mrs. James H. Ridinger, officers/stockholders of Market America, for $15,000 per month. The one-year lease was effective as of June 2001 and provides for automatic renewals for up to 32 additional one-year terms at $15,000 per month. The building will be depreciated over the shorter of its estimated useful life or the term of the ground lease. Market America has estimated and recorded approximately $89,000 of depreciation expense on the building during the nine-months ended January 31, 2002


     The Ridinger companies owed Market America on average $11,549 during the fiscal year ended April 30, 2001. As of April 30, 2001, these companies owed Market America $16,222.

     Substantially all of Market America's leasehold improvements are to properties leased from such related companies.

     On June 30, 2000, Market America entered into a note receivable agreement with Marc Ashley in the amount of $100,415.83. The note is secured by 25,000 shares of Market America Stock and bears an annual interest rate of 6.5%. Under the agreement, Mr. Ashley is required to make interest-only payments for the first 24 months of the note term, followed by principal and interest payments for the next 120 months. Mr. Ashley made a nonscheduled $10,000 principal payment against the note in April 2001.

     Directors hold office for a period of one year from the Annual Meeting of Shareholders at which they are elected or until their successors are duly elected and qualified. At the 2001 Annual Meeting, each of James H. Ridinger, Loren A. Ridinger and Martin L. Weissman were elected to serve until the 2002 Annual Meeting.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of [Record Date] regarding
(i) the ownership interest of persons known to the management of Market America to be the beneficial owners of more than 5% of Market America Stock on such date, each director and executive officer of Market America, and each member of the Offering Group and (ii) the ownership interest of all executive officers and directors as a group, (iii) the ownership interest of the Offering Group as a group, and (iv) the ownership interest, as of the Effective Time, of Miracle Marketing.

     On [Record Date], [19,420,000] shares of Market America Stock were outstanding.

     Each shareholder is entitled to one vote for each such share of Market America Stock registered in the shareholder's name on the Record Date.

                                                            AMOUNT AND NATURE OF
                                                            BENEFICIAL OWNERSHIP
                                                      ---------------------------------
   NAME AND ADDRESS OF           POSITION WITH              SHARES         PERCENTAGE
     BENEFICIAL OWNER            MARKET AMERICA
---------------------------------------------------------------------------------------
James H. Ridinger          Chairman of the Board,        15,040,200(1)       77.5%
                           Chief Executive Officer
                           and President

Loren A. Ridinger          Director and Senior Vice         101,450(1)        0.5%
                           President
Martin L. Weissman         Director and Executive        532,000(1)(2)        2.7%
                           Vice President

Dennis J. Franks           Executive Vice President         150,000(1)        0.8%

Marc Ashley                Vice President                    50,000(1)        0.3%

Joseph V. Bolyard          Vice President                    20,000(1)        0.1%

Andrew Weissman            Director of Field                 50,000(1)        0.3%
                           Development

All executive officers
and directors as a group                              15,873,650(1)(2)       81.7%
(first 5 persons)

Total Offering Group                                  15,943,650(1)(2)       82.1%

Miracle Marketing                                        15,711,650(3)       80.9%
(Immediately prior to Merger)

(1) Pursuant to the Offering Group Agreement, the Offering Group have restricted their rights to sell such shares of Market America Stock and have granted to Mr. Ridinger a proxy to vote such shares in favor of the Merger. Mr. Ridinger intends to vote all shares subject to the Voting Agreement in favor of the Merger.

(2) Includes 232,000 shares of Market America Stock beneficially owned by Martin L. Weissman IRA, T.D. Waterhouse Custodian, that will be cashed out in the Merger.

(3) Pursuant to the Offering Group Agreement, the Offering Group have agreed to transfer their shares of Market America Stock (other than 232,000 shares of Market America Stock beneficially owned by Martin L. Weissman IRA, T.D. Waterhouse) to Miracle Marketing immediately prior to the Merger.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated financial statements of Market America as of and for the two years ended April 30, 2001, included in this Proxy Statement under "FINANCIAL STATEMENTS" have been audited by Dixon Odom PLLC, Market America's independent auditors, as stated in their reports appearing herein. A representative of Dixon Odom PLLC will be at the Special Meeting to answer questions by shareholders and will have the opportunity to make a statement, if so desired.

                                  OTHER MATTERS

     At the time of preparation of this Proxy Statement, the Board knows of no other matters which will be acted upon at the Special Meeting other than the approval of the Merger, the Merger Agreement and the transactions contemplated thereby. If any other matters are presented for action at the Special Meeting or at any adjournment or adjournments thereof, it is intended that the proxies will be voted with respect thereto in accordance with the best judgment and in the discretion of the proxy holders.

                       2002 ANNUAL MEETING OF SHAREHOLDERS

     Market America does not plan to hold an annual meeting of shareholders during 2002 unless the Merger is not consummated. If the Merger is not consummated, shareholder proposals must have been received by the Secretary of Market America in a timely manner in order to be considered for inclusion in the proxy materials for Market America's 2002 Annual Meeting of Shareholders.

                             INDEX OF DEFINED TERMS
                             ----------------------



Appraisal Rights.......................................................55
Article 13.............................................................56
Burnham................................................................17
Closing Date...........................................................63
Dissenting Shares......................................................60
Effective Time.........................................................59
Exchange Act...........................................................11
Indemnified Parties....................................................62
MA Acquisition Sub..................................................1, 10
Management Forecast....................................................19
Market America.........................................................10
Market America Stock...................................................10
Merger.................................................................10
Merger Agreement.......................................................10
Merger Consideration...................................................10
Miracle Marketing...................................................1, 10
Offering Group.....................................................10, 52
Offering Group Agreement...............................................52
Paying Agent...........................................................60
Record Date............................................................12
Schedule 13E-3.........................................................11
SEC....................................................................11
Special Meeting........................................................10
Termination Date.......................................................65

                              MARKET AMERICA, INC.
                          INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Report                                                 F-2

Financial Statements:

Balance Sheets as of April 30, 2001 and 2000                                 F-3

Statements of Income for the years ended April 30, 2001,                     F-5
2000 and 1999

Statements of Changes in Stockholders' Equity for the years                  F-6
ended April 30, 2001, 2000, and 1999

Statements of Cash Flows for the years ended April 30, 2001,                 F-7
2000 and 1999

Notes to Financial Statements                                                F-9


Interim Financial Statements:

Statement of Financial Position as of January 31, 2002 (Unaudited)          F-19
and April 30, 2001

Statement of Operations for the Three and Nine-Month Periods                F-21
Ended January 31, 2002 and 2001 (Unaudited)

Statement of Changes in Stockholders' Equity for the Nine-Month             F-22
Periods Ended January 31, 2002 and 2001 (Unaudited)

Statement of Cash Flows for the Nine-Month Periods Ended                    F-23
January 31, 2002 and 2001 (Unaudited)

Notes to January 31, 2002 Interim Financial Statements (Unaudited)          F-25

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Market America, Inc.
Greensboro, North Carolina


We have audited the accompanying balance sheets of Market America, Inc. as of April 30, 2001 and 2000 and the related statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Market America, Inc. as of April 30, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Odom PLLC



Greensboro, North Carolina
June 13, 2001

                                                   MARKET AMERICA, INC.
                                                      BALANCE SHEETS
                                                  APRIL 30, 2001 AND 2000
-------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                     2001                 2000
                                                                                    ----------------     ----------------
CURRENT ASSETS
   Cash and cash equivalents (Note 1)                                               $     60,511,367     $     43,870,755
   Investment in available-for-sale securities (Notes 1 and 2)                             6,301,797            9,299,820
   Income tax refunds receivable (Note 8)                                                  2,366,440                    -
   Interest receivable                                                                       550,827              106,723
   Advances to related parties (Note 6)                                                       16,222                6,978
   Advances to officers, directors and employees (Note 6)                                    236,467              425,958
   Inventories (Note 1)                                                                    3,296,701            2,430,734
   Deferred tax assets (Note 8)                                                              372,500              404,000
   Other current assets                                                                      134,190               44,558
                                                                                    ----------------     ----------------
                                                           TOTAL CURRENT ASSETS           73,786,511           56,589,526
                                                                                    ----------------     ----------------
PROPERTY AND EQUIPMENT (Notes 1 and 6)
   Yacht                                                                                   3,610,000            3,610,000
   Furniture and equipment                                                                 5,346,209            3,007,076
   Building                                                                                4,593,133            3,076,870
   Software                                                                                  397,000              306,975
   Leasehold improvements                                                                  1,253,536              348,410
                                                                                    ----------------     ----------------
                                                                                         15,199,878           10,349,331
   Less accumulated depreciation                                                           1,913,505            1,093,028
                                                                                    ----------------     ----------------
                                                                                          13,286,373            9,256,303
                                                                                    ----------------     ----------------
OTHER ASSETS

   Restricted cash (Notes 6 and 16)                                                        2,933,477            2,637,635
   Deposit on building (Note 14)                                                           1,100,000                    -
   Other (Note 6)                                                                          1,326,729            1,282,000
                                                                                    ----------------     ----------------
                                                                                           5,360,206            3,919,635
                                                                                    ----------------     ----------------
                                                                                    $     92,433,090     $     69,765,464
                                                                                    ================     ================



                         The accompanying notes are an integral part of the financial statements.


                                                           F-3

TABLE (CONTD)

LIABILITIES AND STOCKHOLDERS' EQUITY                                                        2001                 2000
                                                                                    ----------------     ----------------
CURRENT LIABILITIES
   Current portion of long-term debt (Note 3)                                       $         80,478     $         73,949
   Accounts payable - trade                                                                1,861,504            2,095,449
   Commissions payable                                                                     2,676,825            2,542,125
   Sales tax payable (Note 11)                                                             1,039,156              845,454
   Income taxes payable                                                                    3,811,363            3,642,394
   Other accrued liabilities (Note 11)                                                       526,462              837,481
   Unearned revenue (Note 4)                                                               4,289,569            2,694,246
                                                                                    ----------------     ----------------
                                                      TOTAL CURRENT LIABILITIES           14,285,357           12,731,098
                                                                                    ----------------     ----------------
LONG-TERM DEBT (Note 3)                                                                    1,955,346              755,214
                                                                                    ----------------     ----------------
DEFERRED TAX LIABILITIES (Note 8)                                                             92,300                    -
                                                                                    ----------------     ----------------

COMMITMENTS AND CONTINGENCIES (Notes 6, 7, 11 and 14)

STOCKHOLDERS' EQUITY

   Common stock, $.00001 par value; 800,000,000 shares
    authorized; 19,420,000 and 19,550,000 shares issued and
    outstanding at April 30, 2001 and 2000, respectively                                         194                  195
   Additional paid-in capital                                                                 39,801               39,801
   Retained earnings                                                                      76,030,856           56,187,461
   Accumulated other comprehensive income
     Unrealized gains on available-for-sale
     securities, net of deferred tax                                                          29,236               51,695
                                                                                    ----------------     ----------------
                                                                                          76,100,087           56,279,152
                                                                                    ----------------     ----------------

                                                                                    $     92,433,090     $     69,765,464
                                                                                    ================     ================



                         The accompanying notes are an integral part of the financial statements.


                                                           F-4

                                                   MARKET AMERICA, INC.
                                                   STATEMENTS OF INCOME
                                         YEARS ENDED APRIL 30, 2001, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------------
                                                                     2001                 2000                 1999
                                                               ----------------     ----------------     ----------------

Sales (Note 1)                                                 $    138,513,706     $    135,965,263     $    110,347,824
Cost of Sales                                                        36,405,439           33,913,335           28,071,236
                                                               ----------------     ----------------     ----------------
                                               GROSS PROFIT         102,108,267          102,051,928           82,276,588
                                                               ----------------     ----------------     ----------------
Selling Expenses
   Commissions                                                       59,300,200           60,580,701           49,692,793
                                                               ----------------     ----------------     ----------------
General and Administrative Expenses

   Salaries                                                           8,522,042            6,910,803            5,085,053
   Consulting                                                           640,713              819,128              266,154
   Rents (Note 6 and 7)                                               1,193,551            1,380,351              995,994
   Depreciation and amortization                                        937,208              439,095              208,868
   Other expenses (Notes 5 and 9)                                     6,585,768            6,027,142            4,950,960
                                                               ----------------     ----------------     ----------------
                                                                     17,879,282           15,576,519           11,507,029
                                                               ----------------     ----------------     ----------------
                                     INCOME FROM OPERATIONS          24,928,785           25,894,708           21,076,766

Other Income (Expense)
   Interest income                                                    3,366,261            2,277,909            1,763,306
   Interest expense                                                    (173,397)            (157,100)             (24,337)
   Dividend income                                                       29,137               71,449                    -
   Realized gain on available-for-sale securities                       686,260               50,423                    -
   Loss on disposals of property and equipment                          (92,398)                   -               (8,537)
   Miscellaneous income                                                 581,493              708,657              778,452
                                                               ----------------     ----------------     ----------------
                                                                      4,397,356            2,951,338            2,508,884
                                                               ----------------     ----------------     ----------------

                                        INCOME BEFORE TAXES          29,326,141           28,846,046           23,585,650

Income Taxes (Note 8)                                                 9,113,747           11,055,124            9,394,625
                                                               ----------------     ----------------     ----------------

                                                 NET INCOME    $     20,212,394     $     17,790,922     $     14,191,025
                                                               ================     ================     ================

Basic earnings per common share (Note 1)                       $          1.04      $           .89      $           .71
                                                               ================     ================     ================
Weighted average number of common
 shares outstanding                                                  19,428,356           19,936,301           19,950,000
                                                               ================     ================     ================



                         The accompanying notes are an integral part of the financial statements.


                                                           F-5

                                                   MARKET AMERICA, INC.
                                       STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                         YEARS ENDED APRIL 30, 2001, 2000 AND 1999
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   Accumulated
                                                                                                     Other
                                                                      Additional                     Compre-
                                               Common Stock             Paid-In      Retained        hensive
                                          Shares         Amount         Capital      Earnings        Income          Total
                                         ----------    -----------   -----------    -----------    -----------   -----------

BALANCE, April 30, 1998                  19,950,000    $       199   $    39,801    $25,441,510    $         -   $25,481,510

  COMPREHENSIVE INCOME

     Net income                                   -              -             -     14,191,025              -    14,191,025
                                         ----------    -----------   -----------    -----------    -----------   -----------
           TOTAL COMPREHENSIVE INCOME                                                                             14,191,025
                                                                                                                 -----------

BALANCE, April 30, 1999                  19,950,000            199        39,801     39,632,535              -    39,672,535

  Purchase and retirement of
   common stock                            (400,000)            (4)            -     (1,235,996)             -    (1,236,000)

  COMPREHENSIVE INCOME

     Net income                                   -              -             -     17,790,922              -    17,790,922

     Other comprehensive income:
       Unrealized holding gains on
       securities arising during the year,
       net of deferred taxes of $54,000           -              -             -              -         82,118        82,118

       Reclassification adjustment for
        gains realized in net income, net
        of deferred taxes of $(20,000)            -              -             -              -        (30,423)      (30,423)
                                         ----------    -----------   -----------    -----------    -----------   -----------
           TOTAL COMPREHENSIVE INCOME             -                                                               17,842,617

BALANCE, April 30, 2000                  19,550,000            195        39,801     56,187,461         51,695    56,279,152

  Purchase and retirement of
   common stock                            (130,000)            (1)            -       (368,999)             -      (369,000)

  COMPREHENSIVE INCOME

    Net income                                    -              -             -     20,212,394              -    20,212,394

     Other comprehensive income:
       Unrealized holding gains on
        securities arising during the year,
        net of deferred taxes of $237,716         -              -             -              -        409,885       409,885

       Reclassification adjustment for gains
        realized in net income, net of
        deferred taxes of $(253,916)              -              -             -              -       (432,344)     (432,344)
                                         ----------    -----------   -----------    -----------    -----------   -----------
           TOTAL COMPREHENSIVE INCOME                                                                             20,189,935
                                                                                                                 -----------

BALANCE, April 30, 2001                  19,420,000    $       194   $    39,801    $76,030,856    $    29,236   $76,100,087
                                         ==========    ===========   ===========    ===========    ===========   ===========



                         The accompanying notes are an integral part of the financial statements.


                                                           F-6


                                                   MARKET AMERICA, INC.
                                                 STATEMENTS OF CASH FLOWS
                                         YEARS ENDED APRIL 30, 2001, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------------
                                                                          2001               2000               1999
                                                                     --------------     --------------     --------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                        $   20,212,394     $   17,790,922     $   14,191,025
   Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                                         937,208            439,095            208,868
      Deferred income taxes                                                 140,000           (278,000)          (160,000)
      Gain on sale of available-for-sale securities                        (686,260)           (50,423)                 -
      Loss on disposals of property and equipment                            92,398                  -              8,537
      Increase in income tax refunds receivable                          (2,366,440)                 -                  -
      Increase in interest receivable                                      (444,104)           (31,723)           (58,345)
      Increase in inventories                                              (865,967)          (578,247)          (384,166)
      (Increase) decrease in other current assets                           (89,632)            36,926            (40,168)
      Decrease in other assets                                               29,957             48,856             51,816
      Increase (decrease) in accounts payable - trade                      (233,945)           987,816             41,359
      Increase (decrease) in commissions payable                            134,700            261,223           (474,874)
      Increase (decrease) in sales tax payable                              193,702             53,016            (10,348)
      Increase in income taxes payable                                      168,969          1,580,183            199,079
      Increase (decrease) in other accrued liabilities                     (311,019)           144,225            490,370
      Increase in unearned revenue                                        1,595,323            434,724          1,164,247
                                                                     --------------     --------------     --------------
                                             NET CASH PROVIDED BY
                                             OPERATING ACTIVITIES        18,507,284         20,838,593         15,227,400
                                                                     --------------     --------------     --------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of available-for-sale securities                            (35,951,121)       (44,350,932)                 -
   Proceeds from sale or maturity of available-
    for-sale securities                                                  39,596,745         35,187,230                  -
   Purchase of property and equipment                                    (5,111,803)        (8,804,088)          (346,315)
   Proceeds from sale of property and equipment                              68,000                  -             25,092
   Deposit on building                                                   (1,100,000)                 -                  -
   Decrease in short-term investments                                             -                  -         12,415,465
   (Increase) decrease in:
      Advances to related parties                                            (9,244)           180,668           (125,201)
      Advances to officers, directors and employees                          98,932           (333,164)           (40,875)
      Restricted cash                                                      (295,842)        (2,637,635)            79,018
      Other assets                                                                -         (1,100,000)                 -
                                                                     --------------     --------------     --------------
                                   NET CASH PROVIDED BY (USED IN)
                                             INVESTING ACTIVITIES        (2,704,333)       (21,857,921)        12,007,184
                                                                     --------------     --------------     --------------



                         The accompanying notes are an integral part of the financial statements.


                                                           F-7

                                                   MARKET AMERICA, INC.
                                           STATEMENTS OF CASH FLOWS (CONTINUED)
                                         YEARS ENDED APRIL 30, 2001, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------------
                                                                          2001               2000               1999
                                                                     --------------     --------------     --------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Purchase and retirement of common stock                                 (369,000)        (1,236,000)                 -
   Payments on notes payable and long-term debt                             (74,176)          (120,000)          (186,791)
   Proceeds from long-term debt                                           1,280,837            819,163                  -
                                                                     --------------     --------------     --------------
                                             NET CASH PROVIDED BY
                                   (USED IN) FINANCING ACTIVITIES           837,661           (536,837)          (186,791)
                                                                     --------------     --------------     --------------
                                  NET INCREASE (DECREASE) IN CASH
                                             AND CASH EQUIVALENTS    $   16,640,612     $   (1,556,165)    $   27,047,793

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR                                                    43,870,755         45,426,920         18,379,127
                                                                     --------------     --------------     --------------
                                        CASH AND CASH EQUIVALENTS
                                                  AND END OF YEAR    $   60,511,367     $   43,870,755     $   45,426,920
                                                                     ==============     ==============     ==============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION
   Cash paid during the year for:

      Interest                                                       $      173,397     $      157,100     $       26,776
                                                                     ==============     ==============     ==============
      Income taxes                                                   $   11,171,218     $    9,752,941     $    9,355,546
                                                                     ==============     ==============     ==============

SUPPLEMENTAL DISCLOSURES OF NONCASH
 INVESTING AND FINANCING ACTIVITIES

   Net change in unrealized holding gains on
   available-for-sale securities, net of
   deferred income taxes of $(16,200) in
   2001 and $34,000 in 2000.                                         $      (22,459)    $       51,695     $            -
                                                                     ==============     ==============     ==============



                         The accompanying notes are an integral part of the financial statements.


                                                           F-8

                              MARKET AMERICA, INC.
           NOTES TO FINANCIAL STATEMENTS APRIL 30, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 1 o ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES


Market America, Inc. (the Company) is based in Greensboro, North Carolina. It was incorporated on April 27, 1992. The Company distributes a variety of consumer home-use products to the public through a network-marketing concept which utilizes independent contractors to sell these products. The Company supplies marketing information to these individuals in order to assist them in their sales efforts. The principal market for the Company's products is primarily throughout the United States. The Company also sponsors conventions and seminars for its distributors. Revenue from ticket sales to the conventions and seminars amounted to approximately 2.9%, 2.8% and 2.2% of total sales for the years ended April 30, 2001, 2000 and 1999, respectively.


Cash and Cash Equivalents
-------------------------

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Included in cash equivalents as of April 30, 2001 and 2000 are money market accounts and government agency obligations and commercial paper with maturities ranging from 30 to 90 days. The Company maintains its cash in bank deposit accounts which generally exceed federally insured limits. The Company has not experienced any losses in such accounts.

Available-For-Sale Securities
-----------------------------

Available-for-sale securities consist primarily of readily marketable debt securities with remaining maturities of greater than 90 days at time of purchase. Available-for-sale securities are stated at fair value with unrealized gains and losses, net of income taxes, included in accumulated other comprehensive income in stockholders' equity. Realized gains and losses are included in income and are determined on a specific identification basis. Unrealized losses are charged against income when a decline in fair value is determined to be other than temporary.

Inventories
-----------

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment
----------------------

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

  Yacht                                                                 10 years
  Furniture and equipment                                          5 to 10 years
  Software                                                               3 years
  Leasehold improvements                   Shorter of the lease term or 15 years
  Building                          Shorter of the ground lease term or 39 years

                              MARKET AMERICA, INC.
           NOTES TO FINANCIAL STATEMENTS APRIL 30, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 1 o ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment (Continued)
---------------------------------

Maintenance, repairs, and minor renewals are charged to operations as incurred. Additions, improvements, and major renewals are capitalized. The cost of assets retired or sold, together with the related accumulated depreciation, is removed from the accounts and any gain or loss on disposition is credited or charged to operations. In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company periodically reviews long-lived assets when indicators of impairment exist, and if the value of the assets is impaired, an impairment loss would be recognized.

Revenue Recognition
-------------------


The Company recognizes sales revenues at the time products are shipped. Sales revenues are collected at or prior to the time of shipment. The Company recognizes sales revenues at the time products are shipped. Sales revenues are collected at or prior to the time of shipment. Revenue from ticket sales to the Company's conventions and seminars is recognized at the time the related events occur.


Income Taxes
------------

Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes."

Earnings Per Share
------------------

SFAS No. 128, "Earnings Per Share" specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS"). Basic EPS excludes all dilution and has been computed using the weighted average number of common shares outstanding during the periods. Diluted EPS would reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company has no dilutive potential common shares.

Comprehensive Income
--------------------

During the year ended April 30, 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires the Company to display comprehensive income and its components as part of the Company's full set of financial statements. Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in stockholders' equity that are excluded from net income, such as translation adjustments, unrealized holding gains and losses on available-for-sale securities, and certain derivative instruments.

                              MARKET AMERICA, INC.
           NOTES TO FINANCIAL STATEMENTS APRIL 30, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 1 o ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements
-----------------------------------------

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at their fair values. This Statement also specifies the accounting for changes in fair value depending upon the intended use of the derivative. The Statement, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 on May 1, 2001 did not have a significant effect on the Company's financial statements.


In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB 101 during the first fiscal quarter of 2001 did not affect the Company's financial statements.


Reclassifications
-----------------

Certain reclassifications have been made to prior year amounts to conform with the 2001 financial statement presentation. Reclassifications have no effect on previously reported net income.

NOTE 2 o INVESTMENT IN AVAILABLE-FOR-SALE SECURITIES

Investments in available-for-sale securities consists of the following:

                                                          2001                                        2000
                                        ----------------------------------------    ----------------------------------------
                                                          Gross          Fair                         Gross          Fair
                                                       Unrealized       Market                     Unrealized       Market
                                           Cost           Gains          Value         Cost           Gains          Value
                                        -----------    -----------   -----------    -----------    -----------   -----------
     Governmental agency obligations
      maturing through August 2001      $ 1,881,108    $         -   $ 1,881,108    $ 2,951,344    $         -   $ 2,951,344

     Commercial paper, maturing
      through June 2001                   4,373,653         47,036     4,420,689      6,262,781         85,695     6,348,476
                                        -----------    -----------   -----------    -----------    -----------   -----------
                                        $ 6,254,761    $    47,036   $ 6,301,797    $ 9,214,125    $    85,695   $ 9,299,820
                                        ===========    ===========   ===========    ===========    ===========   ===========


                              MARKET AMERICA, INC.
           NOTES TO FINANCIAL STATEMENTS APRIL 30, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 2 o INVESTMENT IN AVAILABLE-FOR-SALE SECURITIES (CONTINUED)

Gross realized gains and losses for the year ended April 30, 2001 were $686,260 and $0, respectively. Gross realized gains and losses for the year ended April 30, 2000 were $2,115,146 and $2,064,723, respectively.

NOTE 3 o LONG-TERM DEBT

                                                                                            2001                2000
                                                                                       --------------     ---------------
   Obligation arising in settlement of litigation as approved by the
    U.S. Bankruptcy Court for the District of New Jersey, payable
    in monthly installments of $10,000.                                                $            -     $        10,000

   Note payable in monthly installments of $19,750, including interest at 7.625%, with remaining balance due in
   June 2005.  Collateralized by deed of trust.                                             2,035,824             819,163
                                                                                       --------------     ---------------
                                                                                            2,035,824             829,163
   Less current portion due within one year                                                    80,478              73,949
                                                                                       --------------     ---------------

                                                                                       $    1,955,346     $       755,214
                                                                                       ==============     ===============

Future maturities of long-term debt at April 30, 2001 are due as follows:

                2002                                                                   $       80,478
                2003                                                                           89,085
                2004                                                                           95,841
                2005                                                                          103,899
                2006                                                                        1,666,521
                                                                                       --------------

                                                                                       $    2,035,824
                                                                                       ==============

NOTE 4 o UNEARNED REVENUE

The Company has unearned revenue from two sources. The Company sponsors several conventions per year for its distributors. A portion of the unearned revenue represents cash collected from advance ticket sales for these conventions. The remainder of the unearned revenue represents deposits paid to the Company by distributors for future purchases of products.

                              MARKET AMERICA, INC.
           NOTES TO FINANCIAL STATEMENTS APRIL 30, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 5 o EMPLOYEE BENEFITS

During the year ended April 30, 1999, the Company adopted a 401(k) savings plan to provide retirement benefits for its employees. As allowed under section 401(k) of the Internal Revenue Code, the plan provides tax-deferred salary deductions for eligible employees. Employees may contribute from 1% to 15% of their annual compensation to the plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company matches employee contributions up to specified limits. In addition, the plan provides for discretionary contributions as determined by the Board of Directors. Such discretionary contributions to the plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. Company contributions to the plan totaled $28,208, $30,902 and $15,524 during the years ended April 30, 2001, 2000 and 1999, respectively. No discretionary contributions were made in 2001, 2000 or 1999.

NOTE 6 o RELATED PARTY TRANSACTIONS

During the year ended April 30, 1998, the Company entered into agreements with two companies owned by Mr. and Mrs. James H. Ridinger, officers/stockholders of the Company, to lease real estate in Miami, Florida and for the lease of a yacht on a per event basis. Both lease agreements were cancelled in fiscal year 2000. In December 1999, the Company entered into an agreement with a company owned by Mr. and Mrs. James H. Ridinger to lease different real estate in Miami, Florida for direct sales training and education, as well as other corporate functions. The monthly rental is $60,000 and the lease has a 20-year term and a renewal option for an additional 20-year term. The Company has paid a $600,000 damage deposit as part of this lease, which is included in other assets. The amount of rent expense under these agreements aggregated to $720,000, $683,600 and $423,600 during the years ended April 30, 2001, 2000, and 1999, respectively. These related entities owed the Company $16,222 and $6,978 at April 30, 2001 and 2000, respectively.

During the year ended April 30, 1999, the Company entered into an agreement with a company owned by Mr. and Mrs. James H. Ridinger, officers/stockholders of the Company, for a 33-year net ground lease for the site on which the Company has constructed its new headquarters and warehouse facility in Greensboro, North Carolina at a cost of $4,593,133. Required rental payments are $17,000 per month since October 2000, and $10,666 per month prior to that date. The amount of rent expense under this agreement was $172,330, $127,988 and $64,000 for the years ended April 30, 2001, 2000 and 1999, respectively. In June 1999, the Company paid $500,000 to the related company for a Right of First Refusal on this site which provides the Company with the opportunity to purchase the land, should it be offered for sale, before the land is offered for sale to other parties. The amount paid is included in other assets and is being amortized on a straight-line basis over the lease term. The unamortized balance will be applied to the purchase price of the land in the event the Company buys it. On June 28, 1999, the Company became guarantor of a $1.6 million bank loan to the related party used for the purchase of the land. This loan and the Company's term loan are cross-collateralized by the land being leased from the related company and by the building improvement constructed thereon by the Company. The guaranteed loan is repayable over a five-year period following completion of the building construction and had an outstanding balance of $1,551,167 at April 30, 2001. In connection with the lease of real estate in Miami, Florida, the Company has guaranteed a $5.3 million five-year loan to the related company for the purchase of the real estate being leased. The outstanding balance of the guaranteed loan was $5,248,075 at April 30, 2001. The Company has restricted cash of $2,703,152 and $2,637,635 at April 30, 2001 and 2000, respectively, as collateral under the loan guarantee.

Advances to officers, directors and employees include amounts due from officers and directors of $317,377 and $383,952 at April 30, 2001 and 2000, respectively. Other assets at April 30, 2001 include $90,559, which is the noncurrent portion of advances to officers and directors.

Substantially all of the Company's leasehold improvements are to properties leased from related companies.

                              MARKET AMERICA, INC.
           NOTES TO FINANCIAL STATEMENTS APRIL 30, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 7 o OPERATING LEASE COMMITMENTS

The Company occupies leased premises in Greensboro, North Carolina and Miami, Florida. The Miami lease is with a related party (see Note 6) beginning December 1999 and is for twenty years. The Company has a ground lease with a related party (see Note 6) for a 33-year period, which commenced in November 1998. The Company also leases automobiles under long-term operating leases.

Future minimum rental payments required under operating leases that have an initial or remaining non-cancelable lease term in excess of one year are as follows as of April 30, 2001:

                                                                         Related           Unrelated
                                                                         Parties            Parties             Total
                                                                    ---------------     --------------     --------------
               2002                                                $       924,000     $       76,445     $    1,000,445
                2003                                                        924,000             24,435            948,435
                2004                                                        924,000             11,342            935,342
                2005                                                        924,000                  -            924,000
                2006                                                        924,000                  -            924,000
             Thereafter                                                  14,982,000                  -         14,982,000
                                                                    ---------------     --------------     --------------

       Total future minimum lease payments                          $    19,602,000     $      112,222     $   19,714,222
                                                                    ===============     ==============     ==============

                                                   MARKET AMERICA, INC.
                               NOTES TO FINANCIAL STATEMENTS APRIL 30, 2001, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------------

NOTE 8 o INCOME TAXES

Income tax expense is comprised of the following:

                                                                          2001               2000               1999
                                                                    ---------------     --------------     --------------
   Current tax provision (benefit)
      Federal                                                       $    11,098,241     $    9,568,134     $    7,713,716
      State                                                              (2,124,494)         1,764,990          1,840,909
                                                                    ---------------     --------------     --------------
                                                                          8,973,747         11,333,124          9,554,625
                                                                    ---------------     --------------     --------------
   Deferred tax provision (benefit)
      Federal                                                                89,175           (225,875)          (130,000)
      State                                                                  50,825            (52,125)           (30,000)
                                                                    ---------------     --------------     --------------
                                                                            140,000           (278,000)          (160,000)
                                                                    ---------------     --------------     --------------

   Total income tax provision                                       $     9,113,747     $   11,055,124     $    9,394,625
                                                                    ===============     ==============     ==============


A reconciliation of the statutory U.S. federal income tax rate and the effective income tax rate is as follows:

                                                                           2001               2000               1999
                                                                        --------            -------             -------

     Statutory U.S. federal rate                                            35.0%              35.0%              35.0%
     State income taxes and (refunds),
      net of federal (benefit) expense                                      (4.6)               4.0                5.0
     Effect of non-deductible expenses                                        .6                 .9                 .2
     Other, net                                                               .1               (1.6)               (.4)
                                                                        --------            --------            --------
                                                                            31.1%              38.3%              39.8%
                                                                        ========            ========            ========


During the year ended April 30, 2001, the Company amended prior years income tax returns for several states due to a change in its multi-state income allocation methodology claiming state tax refunds of $3,477,237. Because of the refunds, the Company's effective income tax rate for the year ended April 30, 2001 was reduced from 38.8% to 31.1%.

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities as of April 30, 2001 and 2000 are as follows:

                                                                                            2001                2000
                                                                                       --------------     --------------
   Deferred tax assets

      Accrued liabilities                                                              $      390,300     $       438,000

   Deferred tax liabilities

      Property and equipment                                                                  (92,300)                  -
      Unrealized gains on securities                                                          (17,800)            (34,000)
                                                                                       --------------     ---------------
   Net deferred tax assets                                                             $      280,200     $       404,000
                                                                                       ==============     ===============


                              MARKET AMERICA, INC.
           NOTES TO FINANCIAL STATEMENTS APRIL 30, 2001, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------


NOTE 9 o OTHER GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended April 30, 2001, 2000 and 1999, Other General and
Administrative Expenses included the following items:

                                                                          2001               2000               1999
                                                                    ---------------     --------------     --------------
   Repairs and maintenance                                          $       815,362     $      540,411     $      149,698
   Legal and professional fees                                              864,509          1,241,117          1,305,221
   Insurance                                                                755,513            844,534            626,108
   Other taxes and licenses                                                 763,772            624,634            458,155
   Utilities                                                                331,550            365,503            327,037
   Other                                                                  3,055,062          2,410,943          2,084,741
                                                                    ---------------     --------------     --------------

                                                                    $     6,585,768     $    6,027,142     $    4,950,960
                                                                    ===============     ==============     ==============


NOTE 10 o SEGMENT INFORMATION

During the year ended April 30, 1999, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and
Related Information," which introduced a new model for segment reporting. The Company sells a variety of consumer home use products that have similar economic characteristics, customers and distribution methods. The Company, therefore, reports only one segment. The Company's geographic information is as follows:

                                                                                       United
                                                                                       States                 Other
                                                                                ------------------     ------------------
   April 30, 2001
      Product revenue from external customers                                    $     127,726,468     $       10,787,238
      Property and equipment                                                            13,286,373                      -

   April 30, 2000
      Product revenue from external customers                                          128,301,572              7,663,691
      Property and equipment                                                             9,256,303                      -

   April 30, 1999
      Product revenue from external customers                                          106,290,160              4,057,664
      Property and equipment                                                               891,310                      -


                              MARKET AMERICA, INC.
           NOTES TO FINANCIAL STATEMENTS APRIL 30, 2001, 2000 AND 1999
--------------------------------------------------------------------------------


NOTE 11 o CONTINGENCIES

The Company is engaged in continuing negotiations and litigation with two states regarding sales tax liabilities for prior years. Sales tax payable at April 30, 2001 and 2000 includes a provision of approximately $700,000 relating to these matters. Although the outcome of these matters is not presently determinable, management believes that the outcome will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

On April 27, 1999, judgment was entered in the case of Market America vs. Rossi, et al, by the United States District Court for the Middle District of North Carolina. This case involved termination of a group of distributors for violation of the Company's former Independent Distributor Agreement. During the litigation of that case, the Company revised its Independent Distributor Agreement. The revised Independent Distributor Agreement has been upheld in the North Carolina courts since that revision and the North Carolina Court of Appeals has specifically endorsed the Company's ability to enter into covenants not to compete with its distributors. As a result, the Rossi case has no continuing impact on the Company or its distributors, all of whom are subject to the revised Independent Distributors Agreement. It is, however, important to note that many of the Defendants in the Rossi case were earning substantial commissions from the Company at the time of their terminations. The Courts held that the Defendants were only entitled to receive commissions through the Company's annual renewal date of all Distributor Agreements which amounted to a total of less than $170,000 for all Defendants. Moreover, the Defendant's actions, which led to their terminations, ultimately resulted in their loss of commissions far in excess of the total award in the cases which amounted to $787,487, including interest. The Company has satisfied all monetary awards.

The Company is involved in litigation arising in the ordinary course of business. Although litigation is subject to inherent uncertainties, the Company's legal counsel and management currently believe that the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 12 o FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reflected in the balance sheets for cash and cash equivalents, investment in available-for-sale securities, advances, restricted cash and long-term debt approximate their respective fair values at April 30, 2001 and 2000. Fair values are based on quoted market prices or current interest rates available for those or similar instruments.

NOTE 13 o MAJOR PRODUCT AND SUPPLIER

The Company's number one selling product is OPC-3, a powerful antioxidant. This product accounted for 32.2%, 31.2% and 30.6% of the Company's total sales during the years ended April 30, 2001, 2000 and 1999, respectively.

One of the Company's suppliers, Purity Technologies, Inc., a manufacturer of vitamin and nutritional products, supplies the Company with vitamin compounds and nutritional supplements, including OPC-3. Sales of products purchased from this supplier accounted for 49.8%, 46.0% and 44.0% of the Company's total sales during the years ended April 30, 2001, 2000 and 1999, respectively. Although there are other suppliers of these products, a change in suppliers could cause a delay in shipments to customers, which could ultimately affect operating results.

                              MARKET AMERICA, INC.
           NOTES TO FINANCIAL STATEMENTS APRIL 30, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 14 o SUBSEQUENT EVENTS

Subsequent to April 30, 2001, the Company purchased a building in Miami, Florida, from an unrelated party for $3,560,000. The Company had made an earnest money deposit of $1,100,000 on this building prior to April 30, 2001 and paid the remaining $2,460,000 in cash in June 2001. The Company will lease the land on which the building resides from a company owned by Mr. and Mrs. James H. Ridinger, officers/stockholders of the Company, at an amount and period yet to be determined. The building will be depreciated over the shorter of its estimated useful life or the term of the ground lease.

NOTE 15 O SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                     1st                2nd                 3rd                 4th
                                                   Quarter            Quarter             Quarter             Quarter
                                                    2001               2001                2001                2001
                                              ---------------     ---------------     ---------------    ----------------
Year ended April 30, 2001
   Net sales                                  $    33,536,881     $    35,314,883     $    32,564,585    $     37,097,357
   Gross profit                                    24,551,082          26,181,022          24,114,108          27,270,237
   Net income                                       3,557,189           5,425,082           4,625,334           6,604,789
   Net income per common share                $           .18     $          .28      $          .24     $           .34

                                                     1st                2nd                 3rd                 4th
                                                   Quarter            Quarter             Quarter             Quarter
                                                    2000               2000                2000                2000
                                              ---------------     ---------------     ---------------    ----------------

Year ended April 30, 2000
   Net sales                                  $    30,828,703     $    34,794,209     $    32,392,382    $     37,949,969
   Gross profit                                    22,819,349          26,169,972          24,407,977          28,654,630
   Net income                                       3,555,107           5,539,616           3,598,988           5,097,211
   Net income per common share                $           .18     $          .28      $          .18     $           .26


During the fourth quarter of 2001, the Company recorded state income tax refunds due to a change in its multi-state income allocation methodology. These refunds, net of federal taxes, increased net income in the fourth quarter of 2001 by $1,538,186 ($.08 per common share).

NOTE 16 o RESTRICTED CASH

In addition to the restricted cash disclosed in Note 6, the Company also has $230,325 of cash restricted at April 30, 2001 under an agreement with a third party check processor.

                                                   MARKET AMERICA, INC.
                                              STATEMENT OF FINANCIAL POSITION
                                         AS OF JANUARY 31, 2002 AND APRIL 30, 2001
-----------------------------------------------------------------------------------------------------------------------

                                                                      January 31, 2002                 April 30, 2001
                                                                        (Unaudited)
                                                                     ------------------              ------------------

ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                          $ 75,077,234                    $ 60,511,367
     Investment in available-for-sale securities                           2,374,884                       6,301,797
     Income tax refunds receivable                                           230,957                       2,366,440
     Interest receivable                                                      57,356                         550,827
     Advances to related parties                                                   -                          16,222
     Advances to officers, directors and
        employees                                                            276,771                         236,467
     Inventories                                                           3,084,984                       3,296,701
     Deferred tax assets                                                     359,400                         372,500
     Prepaid income taxes                                                    607,000                               -
     Other current assets                                                    443,827                         134,190
                                                                       -------------                    ------------

            Total current assets                                          82,512,413                      73,786,511
                                                                       -------------                    ------------

PROPERTY AND EQUIPMENT
     Furniture and equipment                                               6,129,099                       5,346,209
     Buildings                                                             8,155,040                       4,593,133
     Yacht                                                                 3,610,000                       3,610,000
     Software                                                                450,755                         397,000
     Building construction in progress                                       103,975                               -
     Leasehold improvements                                                1,290,001                       1,253,536
                                                                       -------------                    ------------

                                                                          19,738,870                      15,199,878
     Less accumulated depreciation and
          amortization                                                     2,947,286                       1,913,505
                                                                       -------------                    ------------

            Total property and equipment                                  16,791,584                      13,286,373
                                                                       -------------                    ------------

OTHER ASSETS
     Restricted cash                                                       2,785,000                       2,933,477
     Deposit on building                                                           -                       1,100,000
     Other                                                                 1,398,668                       1,326,729
                                                                       -------------                    ------------

            Total other assets                                             4,183,668                       5,360,206
                                                                       -------------                    ------------

TOTAL ASSETS                                                           $ 103,487,665                    $ 92,433,090
                                                                       =============                    ============

                    The accompanying notes are an integral part of the financial statements.


                                                           F-19

TABLE (CONT'D)
                                                                      January 31, 2002                 April 30, 2001
                                                                        (Unaudited)
                                                                     ------------------              ------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Current portion of long-term debt                                   $    87,409                     $    80,478
     Accounts payable - trade                                              1,233,762                       1,861,504
     Commissions payable                                                   3,462,520                       2,676,825
     Sales tax payable                                                       977,736                       1,039,156
     Income taxes payable                                                          -                       3,811,363
     Other accrued liabilities                                               623,029                         526,462
     Unearned revenue                                                      3,933,819                       4,289,569
                                                                       -------------                    ------------

         Total current liabilities                                        10,318,275                      14,285,357
                                                                       -------------                    ------------

LONG-TERM DEBT                                                             1,880,667                       1,955,346
                                                                       -------------                    ------------

DEFERRED TAX LIABILITIES                                                     135,000                          92,300
                                                                       -------------                    ------------
STOCKHOLDERS' EQUITY
     Common stock, $.00001 par value;
         800,000,000 shares authorized;
         19,420,000 shares issued and
         outstanding at October 31, 2001 and                                     194                             194
         April 30, 2001
     Additional paid-in-capital                                               39,801                          39,801
     Retained earnings                                                    91,107,731                      76,030,856
     Accumulated other comprehensive income:
          Unrealized gains on available-for-sale
          securities, net of deferred taxes                                    5,997                          29,236
                                                                       -------------                    ------------

         Total stockholders' equity                                       91,153,723                      76,100,087
                                                                       -------------                    ------------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                                   $ 103,487,665                    $ 92,433,090
                                                                       =============                    ============


                         The accompanying notes are an integral part of the financial statements.

                                                   MARKET AMERICA, INC.
                                                  STATEMENT OF OPERATIONS
                             FOR THREE AND NINE MONTH PERIODS ENDED JANUARY 31, 2002 AND 2001
                                                        (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------
                                             THREE MONTH PERIODS ENDED                 NINE MONTH PERIODS ENDED

                                         JANUARY 31, 2002    JANUARY 31, 2001      JANUARY 31, 2002    JANUARY 31, 2001

   SALES                                   $ 37,899,571         $ 32,564,585         $ 115,090,765        $ 101,416,349

   COST OF SALES                              9,136,466            8,450,477            29,292,956           26,570,136
                                           ------------         ------------         -------------        -------------
   GROSS PROFIT                              28,763,105           24,114,108            85,797,809           74,846,213
                                           ------------         ------------         -------------        -------------
   SELLING EXPENSES
          Commissions                        16,346,720           14,107,445            48,975,500           44,533,385
                                           ------------         ------------         -------------        -------------
   GENERAL and ADMINISTRATIVE
   EXPENSES
          Salaries                            2,474,089            1,804,410             6,555,927            5,171,301
          Depreciation & amortization           369,440              358,619             1.045,686              684,371
          Rents                                 308,594              279,427               912,443              914,437
          Consulting                             47,235               53,161               162,265              566,868
          Other operating expenses            2,046,216            1,821,033             5,607,062            4,848,344
                                           ------------         ------------         -------------        -------------
                                              5,245,574            4,316,650            14,283,383           12,185,321
                                           ------------         ------------         -------------        -------------
   INCOME FROM OPERATIONS                     7,170,811            5,690,013            22,538,926           18,127,507
                                           ------------         ------------         -------------        -------------
   OTHER INCOME (EXPENSE)
          Interest income                       321,849                                  1,533,042
                                                                     787,974                                  2,121,720
          Interest expense                      (32,123)             (64,569)             (178,679)            (116,838)
          Dividend income                           177                   26                24,806                1,443
          Realized gain (loss) on
            available-for-sale securities       101,680              235,207               172,998              606,607

          Loss on disposal of Assets                  -               19,765                     -              (92,398)

          Miscellaneous                         138,267              136,660               372,670              461,623
                                           ------------         ------------         -------------        -------------
        Total other income (expense)            529,850            1,115,063             1,924,837            2,982,157
                                           ------------         ------------         -------------        -------------
   INCOME BEFORE TAXES                        7,700,661            6,805,076            24,463,763           21,109,664

   PROVISION FOR
   INCOME TAXES                               2,981,477            2,179,742             9,386,888            7,502,059
                                           ------------         ------------         -------------        -------------

   NET INCOME                              $  4,719,184         $  4,625,334         $  15,076,875        $  13,607,605
                                           ============         ============         =============        =============
   BASIC EARNINGS PER COMMON
   SHARE                                     $     0.24           $     0.24           $      0.78           $     0.70
                                           ============         ============         =============        =============
   WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                 19,420,000           19,420,000            19,420,000           19,431,051
                                           ============         ============         =============        =============


                    The accompanying notes are an integral part of the financial statements.


                                                           F-21

                                                   MARKET AMERICA, INC.
                                       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                  FOR NINE MONTH PERIODS ENDED JANUARY 31, 2002 AND 2001
                                                        (UNAUDITED)
----------------------------------------------------------------------------------------------------------------------
                                                        Additional                    Accumulated Other
                                    Common Stock         Paid-in       Retained          Comprehensive
                                 Shares       Amount     Capital       Earnings               Income            Total
                                 -------------------------------------------------------------------------------------

Balance at April 30, 2000        19,550,000      $ 195    $ 39,801     $ 56,187,461          $   51,695    $ 56,279,152

Comprehensive Income:
     Net Income                           -          -           -       13,607,605                   -      13,607,605

     Other Comprehensive
     Income:

     Unrealized holdings
gains

     on available-for-sale
     securities, net of
     deferred taxes of $240,862           -          -           -                -             410,241         410,241

     Reclassification
     adjustment for gains
     realized in net income,
     net of deferred taxes of
     $226,738                             -          -           -                -            (379,869)       (379,869)
                                                                                                           ------------

     Total Comprehensive
        Income                                                                                               13,637,977
                                                                                                           ------------

Purchase and retirement of
   Common stock                   (130,000)        (1)           -         (368,999)                  -        (369,000)

Balance at January 31, 2001      19,420,000      $ 194    $ 39,801     $ 69,426,067          $   82,067    $ 69,548,129
                                 --------------------------------------------------------------------------------------
Balance at April 30, 2001        19,420,000      $ 194    $ 39,801     $ 76,030,856          $   29,236    $ 76,100,087
                 === ====        ======================================================================================

Comprehensive Income:
     Net Income                           -          -           -       15,076,875                   -      15,076,875

     Other Comprehensive
     Income:

     Unrealized holding
     gains on available-for-sale
     securities net of deferred
     taxes of $49,731                     -          -           -                -              85,750          85,750

     Reclassification
     adjustment for net gains
     realized in net income,
     net of deferred taxes of
     $64,009                              -          -           -                -            (108,989)       (108,989)
                                                                                                          -------------
     Total Comprehensive
     Income                                                                                                  15,053,636
                                 --------------------------------------------------------------------------------------
Balance at January 31, 2002      19,420,000      $ 194    $ 39,801      $91,107,731            $  5,997    $ 91,153,723
                                 ======================================================================================


                         The accompanying notes are an integral part of the financial statements.


                                                           F-22

                                                   MARKET AMERICA, INC.
                                                  STATEMENT OF CASH FLOWS
                                  FOR NINE MONTH PERIODS ENDED JANAURY 31, 2002 AND 2001
                                                        (UNAUDITED)
----------------------------------------------------------------------------------------------------------------------

                                                                               January 31, 2002       January 31,2001
                                                                               ----------------       ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net Income                                                                   $  15,076,875         $   13,607,605
    Adjustments to reconcile net income to net
    cash provided by operating activities:
       Depreciation and amortization                                                 1,045,686                684,371
       Deferred income taxes                                                            70,078               (185,000)
       Loss on disposal of fixed assets                                                      -                 92,398
       Gains on sales of available-for-sale securities                                (172,998)              (606,607)
       (Increase) decrease in income tax refunds receivable                          2,135,483             (1,120,161)
       (Increase) decrease in interest receivable                                      493,471                      -
       (Increase) decrease in inventories                                              211,717             (1,047,687)
       (Increase) decrease in prepaid income taxes                                    (607,000)                     -
       (Increase) decrease in other current assets                                    (309,637)              (375,409)
       (Increase) decrease in other assets                                             (83,844)                37,275
       Increase (decrease) in accounts payable - trade                               ( 627,742)              (433,618)
       Increase (decrease) in commissions payable                                      785,695                125,125
       Increase (decrease) in sales tax payable                                       (61,420)                 10,612
       Increase (decrease) in income taxes payable                                  (3,811,363)            (3,429,598)
       Increase (decrease) in other accrued liabilities                                 96,567                282,253
       Increase (decrease) in unearned revenue                                        (355,750)               554,301
                                                                                 -------------         --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                           13,885,818             8,195,860
                                                                                 -------------         --------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of available-for-sale securities                                      (14,517,684)           (24,544,425)
    Proceeds from sale or maturity of available-for-sale                            18,580,078             24,744,291
    (Increase) decrease in advances to officers, directors and employees               (40,304)                 2,783
    (Increase) decrease in amounts due to/from related parties                          16,222                  1,818
    (Increase) decrease in restricted cash                                             148,477              (264,593)
    Proceeds from sale of equipment                                                          -                 68,000
    Capital expenditures                                                            (3,438,992)            (4,984,762)
                                                                                 -------------         --------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                    747,797             (4,976,888)
                                                                                 -------------         --------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Purchase and retirement of common stock                                                 -              (369,000)
     Principal payments on long-term debt                                              (67,748)               (53,978)
     Proceeds from long-term debt                                                            -              1,280,837
                                                                                 -------------         --------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                    (67,748)               857,859
                                                                                 -------------         --------------


                    The accompanying notes are an integral part of the financial statements.


                                                           F-23

                                                   MARKET AMERICA, INC.
                                                  STATEMENT OF CASH FLOWS
                                  FOR NINE MONTH PERIODS ENDED JANAURY 31, 2002 AND 2001
                                                        (UNAUDITED)
----------------------------------------------------------------------------------------------------------------------

                                                                               January 31, 2002       January 31, 2001
                                                                               ----------------       ----------------

NET INCREASE IN CASH & CASH EQUIVALENTS                                             14,565,867              4,076,831


CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD                                      60,511,367             43,870,755
                                                                                 -------------          -------------
CASH & CASH EQUIVALENTS AT END OF PERIOD                                         $  75,077,234          $  47,947,586
                                                                                 =============          =============


SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION

      Cash paid during the period for:

         Interest                                                                $     178,679          $     116,838

         Income taxes                                                            $  13,817,000          $  12,236,340


SUPPLEMENTAL DISCLOSURES OF NONCASH
   INVESTING AND FINANCING ACTIVITIES

      Net change in unrealized holding gains or losses on
      available-for-sale securities, net of deferred
      income taxes (benefit) of ($14,278) and $14,124                            $     (23,239)         $      30,372


                         The accompanying notes are an integral part of the financial statements.


                                                           F-24

                              MARKET AMERICA, INC.
             NOTES TO INTERIM FINANCIAL STATEMENTS JANUARY 31, 2002
                                  (UNAUDITED)
--------------------------------------------------------------------------------

Interim Financial Information

The unaudited interim financial statements of Market America, Inc. (the "Company") as of January 31, 2002 and 2001 have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying interim financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the Company's financial statements as of January 31, 2002 and for the three and nine-month periods ended January 31, 2002 and 2001. Management suggests that these financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's latest Annual Report on Form 10-K. The results of operations for the three and nine-month periods ended January 31, 2002 may not be indicative of the results that may be expected for the fiscal year ending April 30, 2002.

Earnings Per Share

The Company computes earnings per share ("EPS") based upon the requirements of Statement of Financial Accounting Standards No. 128. This statement specifies the calculation, presentation and disclosure requirements for both basic and diluted EPS. The Company does not present diluted EPS because it does not have any securities or contracts outstanding with dilutive potential for its common shares.

Reclassifications

Certain reclassifications have been made to prior period amounts to conform with the current period financial statements presentations. Reclassifications made had no effect on previously reported net income.

Related Party Transactions

In December 1999, the Company entered into an agreement with a company owned by Mr. and Mrs. James H. Ridinger, officers/stockholders of the Company, to lease real estate in Miami, Florida for direct sales training and education, as well as other corporate functions. The monthly rental is $60,000 and the lease has a 20-year term with a renewal option for an additional 20-year term. The Company has paid a $600,000 non-interest bearing damage deposit as part of this lease, which is included in other assets on the balance sheet. The amount of rent expense under this agreement aggregated $180,000 and $540,000 during each of the three and nine-month periods ended January 31, 2002 and 2001, respectively. In connection with this lease, the Company has guaranteed a $5.3 million five-year loan to the related company for the purchase of the real estate being leased. As of January 31, 2002, the guaranteed loan had an outstanding balance of $4,080,306. The Company had restricted cash of $2,560,000 as collateral under the loan guarantee as of January 31, 2002. In October 2001, the Company began construction of a $675,000 building on this leased property in order to further expand the meeting and training facilities in Miami, Florida. As of January 31, 2002, the Company had paid approximately $104,000 towards the construction of this facility.

                              MARKET AMERICA, INC.
             NOTES TO INTERIM FINANCIAL STATEMENTS JANUARY 31, 2002
                                  (UNAUDITED)
--------------------------------------------------------------------------------

During the year ended April 30, 1999, the Company entered into a 33-year net ground lease with a company owned by Mr. and Mrs. James H. Ridinger, officers/stockholders of the Company, for the site on which the Company has constructed its new headquarters and warehouse facility in Greensboro, North Carolina at a cost of $4,593,133. Required rental payments are $17,000 per month since October 2000, and $10,666 per month prior to that date. The amount of rent expense under this agreement was $51,000 and $153,000 for the three-month and nine-month periods ended January 31, 2002, respectively. Rent expense for the three-month and nine-month periods ended January 31, 2001 was $51,000 and $121,330, respectively. In June 1999, the Company paid $500,000 to the Ridinger company for a Right of First Refusal on this site, which provides the Company with the opportunity to purchase the land, should it be offered for sale, before the land is offered for sale to other parties. The amount paid is included in other assets and is being amortized on a straight-line basis over the lease term. The unamortized balance will be applied to the purchase price of the land in the event the Company buys it. On June 28, 1999, the Company became guarantor of a $1.6 million bank loan to the Ridinger company used for the purchase of the land. The guaranteed loan had an outstanding balance of $1,040,450 at January 31, 2002. This loan and the Company's term loan are cross-collateralized by the land being leased from the Ridinger company and by the building improvement constructed thereon by the Company. The guaranteed loan is repayable over a five-year period.

In June 2001, the Company purchased a facility in Miami, Florida from an unrelated party for $3,560,400. The Company had made an earnest money deposit of $1,100,000 on this facility during the fourth quarter of fiscal 2001 and paid the remaining $2,460,400 in cash upon closing. The Company will lease the land on which the facility sits from a company owned by Mr. and Mrs. James H. Ridinger, officers/stockholders of the Company, at an amount and period yet to be determined. The Company is in the process of obtaining an independent appraisal of the property in order to set the lease amount at fair value. The Company has paid $80,000 towards the lease of this property during the nine-months ended January 31, 2002. The building will be depreciated over the shorter of its estimated useful life or the term of the ground lease. The Company has estimated and recorded approximately $89,000 of depreciation expense on the building during the nine-months ended January 31, 2002.

Substantially all of the Company's leasehold improvements are to properties leased from related companies.

Related party transactions are more fully described in the Company's most recent Annual Report on Form 10-K.

Management Buyout Offer

On January 11, 2002, Market America Inc. ("Market America") issued a press release announcing that it had accepted a previously announced proposal to take the Company private at a price of $8.00 per share. The proposal is from a management group led by President and Chief Executive Officer, James H. Ridinger. The transaction is subject to the approval of a majority of the shares held by Market America's unaffiliated shareholders. Mr. Ridinger holds approximately 77% of Market America's common stock. The Board of Directors of Market America authorized the preparation of merger agreement and proxy materials for a special meeting of shareholders anticipated to be scheduled for June 2002 following clearance of such proxy materials by the Securities and Exchange Commission.

                                                                PRELIMINARY COPY


                              MARKET AMERICA, INC.
                              --------------------

                          PROXY FOR THE SPECIAL MEETING
                    OF SHAREHOLDERS TO BE HELD _____ __, 2002

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
           -----------------------------------------------------------

     The undersigned shareholder of Market America, Inc., a North Carolina corporation ("Market America"), acknowledges receipt of the Notice of Special Meeting of Shareholders and the Proxy Statement dated [Mail Date], and, revoking all prior proxies, hereby appoint(s) James H. Ridinger and Martin L. Weissman, and each of them, with full power of substitution, as proxies to represent and vote all shares of Common Stock of Market America, which the undersigned would be entitled to vote if present in person at the Special Meeting of Shareholders of Market America to be held on [Meeting Date] at [Meeting Time], local time, and at any adjournment or adjournments thereof (the "Meeting"). These proxies are authorized to vote in their discretion upon such other matters as may properly come before the Meeting.

                         PLEASE DATE, SIGN AND MAIL YOUR
                      PROXY CARD BACK AS SOON AS POSSIBLE!

[X] PLEASE MARK YOUR VOTES AS IN THIS EXAMPLE.

         THE BOARD OF DIRECTORS HAS NO SPECIFIC RECOMMENDATION REGARDING YOUR VOTE; HOWEVER, THE MERGER CANNOT BE COMPLETED AND THE MERGER
     CONSIDERATION WILL NOT BE PAID UNLESS AT LEAST 1,738,176 SHARES HELD BY
             UNAFFILIATED SHAREHOLDERS ARE VOTED "FOR" THE PROPOSAL.

   The undersigned hereby instructs said proxies or their substitutes to vote as specified below on the following matter and in accordance with their judgment on any other matters which may properly come before the Meeting.

     1.   Agreement and Plan of Merger and transactions contemplated thereby.

               FOR               AGAINST               ABSTAIN
               |_|                 |_|                   |_|

     THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE ABOVE PROPOSAL.

     Please mark, sign, date and return this proxy card promptly using the enclosed envelope.

     Signature:
               -----------------------------------------------------------
     Signature:
               -----------------------------------------------------------
                                     IF HELD JOINTLY

     Date: _________________, 2002


NOTE: Please sign exactly as name(s) appear on your stock certificates. If your stock certificate is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians, attorneys, and corporate officers should add their titles.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                     BETWEEN

                             MIRACLE MARKETING INC.
                             MA ACQUISITION SUB INC.
                                       AND

                              MARKET AMERICA, INC.

                              DATED March 27, 2002

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

ARTICLE 1 The Merger..........................................................1
   1.1   The Merger...........................................................2
   1.2   Effective Time.......................................................2
   1.3   Effects of the Merger................................................2
   1.4   Articles of Incorporation and Bylaws; Directors and Officers.........2
   1.5   The Closing..........................................................2
ARTICLE 2 Effect of the Merger on Securities of the Company...................3
   2.1   Conversion of Acquisition Sub Stock..................................3
   2.2   Conversion of Company Stock..........................................3
   2.3   Exchange of Certificates.............................................3
   2.4   Closing of Transfer Books............................................5
   2.5   No Further Ownership Rights in Company Stock.........................5
ARTICLE 3 Representations and Warranties of the Company.......................5
   3.1   Organization, Standing and Power.....................................5
   3.2   Capital Structure....................................................5
   3.3   Authority; Non-Contravention.........................................6
   3.4   SEC Documents........................................................7
   3.5   Absence of Certain Events............................................7
ARTICLE 4 Representations and Warranties of The Purchasers....................8
   4.1   Organization, Standing and Power.....................................8
   4.2   Authority; Non-Contravention.........................................8
   4.3   Brokers..............................................................9
   4.4   Litigation...........................................................9
   4.5   Capital Structure and Shareholders...................................9
ARTICLE 5 Covenants...........................................................9
   5.1   Interim Operations of the Company....................................9
   5.2   Meeting of the Company's Shareholders...............................10
   5.3   Filings, Other Action...............................................10
   5.4   Inspection of Records...............................................11
   5.5   Publicity...........................................................11
   5.6   Proxy Statement and Other SEC Filings...............................11
   5.7   Further Action......................................................12
   5.8   Expenses............................................................13
   5.9   Indemnification.....................................................13
   5.10    Takeover Statute..................................................13
   5.11    Conduct of Business by the Purchasers Pending the Merger..........14
   5.12    Transfer of Offering Group Shares.................................14
   5.13    Conveyance Taxes..................................................14
ARTICLE 6 Conditions to Merger...............................................14
   6.1   Conditions to Each Party's Obligation to Effect the Merger..........14
   6.2   Conditions to Obligation of Company to Effect the Merger............15
   6.3   Conditions to Obligation of the Purchasers to Effect the Merger.....15
ARTICLE 7 Termination........................................................16

   7.1   Termination by Mutual Consent.......................................16
   7.2   Termination by any Party............................................16
   7.3   Extension, Waiver...................................................16
ARTICLE 8 General Provisions.................................................18
   8.1   Nonsurvival of Representations, Warranties and Agreements...........18
   8.2   Assignment; Binding Effect..........................................18
   8.3   Entire Agreement....................................................18
   8.4   Amendment...........................................................18
   8.5   Governing Law.......................................................18
   8.6   Counterparts........................................................18
   8.7   Headings............................................................18
   8.8   Interpretation......................................................19
   8.9   Waivers.............................................................19
   8.10    Incorporation of Schedules........................................19
   8.11    Severability......................................................19
   8.12    Enforcement of Agreement..........................................19

                                   DEFINITIONS


Agreement.....................................................................1
Alternative Proposal.........................................................12
Articles of Merger............................................................1
Certificates..................................................................3
Closing.......................................................................2
Closing Date..................................................................2
Code.........................................................................10
Company Stock.................................................................1
Company.......................................................................1
Company Options...............................................................6
Company Permits...............................................................9
Company SEC Documents.........................................................8
Department of State...........................................................1
Dissenting Shares.............................................................3
Effective Time................................................................1
Evaluation Material..........................................................27
Exchange Act..................................................................8
Company Stock.................................................................1
Governmental Entity...........................................................7
Indemnified Parties..........................................................17
Instrument....................................................................7
Material Adverse Change.......................................................6
Material Adverse Effect.......................................................6
Meeting of Shareholders......................................................15
Merger........................................................................1
Merger Consideration..........................................................3
NCBCA.........................................................................1
Paying Agent..................................................................4
Preferred Stock...............................................................6
Proponents...................................................................20
Proxy Statement..............................................................16
Acquisition Sub...............................................................1
Acquisition Sub Stock.........................................................1
Redemption Price..............................................................4
Continuing Shares.............................................................1
Schedules.....................................................................5
SEC...........................................................................8
Securities Act................................................................8
Stock Plan....................................................................6
Surviving Corporation.........................................................1
Tax..........................................................................10
Tax Return...................................................................10

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated March , 2002, between MA ACQUISITION SUB INC., a North Carolina corporation (the "Acquisition Sub"), MIRACLE MARKETING INC., a Delaware corporation (the "Marketing" and, together with Acquisition Sub, the "Purchasers") and MARKET AMERICA, INC., a North Carolina corporation (and together with its subsidiaries, the "Company").

                                    RECITALS
                                    --------

         A.   James H. Ridinger, Loren A. Ridinger, Martin L. Weissman,
Andrew Weissman, Marc Ashley, Dennis Franks and Joseph Bolyard (collectively, the "Offering Group"") beneficially own, collectively, 15,943,650 shares of the common stock, par value .00001 per share, of the Company (the "Company Stock" ), representing approximately 82% of the issued and outstanding shares of Company Stock as of the date hereof (such shares being referred to herein collectively as the "Offering Group Shares" ).

         B. Acquisition Sub is the wholly-owned subsidiary of Marketing, which has been formed by Marketing for the purpose of consummating the transactions described herein.

         C. In connection with the transactions contemplated hereby, the Offering Group have agreed to transfer Offering Group Shares (such shares so transferred being referred to hereinafter as the "Continuing Shares") to Marketing in exchange for shares of the common stock, par value $.00001 per share, of Marketing (the "Marketing Stock" ), thereof, so that, as of such time, Marketing will own approximately 82% of the issued and outstanding shares of Company Stock.

         D. The Boards of Directors of each of Marketing, Acquisition Sub and the Company have approved, and deem it advisable and in the best interests of their respective companies and shareholders to consummate a merger (the "Merger") of Acquisition Sub, with and into the Company, wherein each issued and outstanding share of Company Stock, except shares of Company Stock held by persons who comply with the provisions of North Carolina law regarding the right of shareholders to dissent from the Merger and require appraisal of their shares of Company Stock and Continuing Shares, will be converted into the right to receive $8.00 per share, in cash, without interest, and each issued and outstanding share of common stock, par value $.00001 per share, of Acquisition Sub (the "Acquisition Sub Stock") shall be converted into a share of common stock in the Surviving Corporation (as hereinafter defined).

         E. Marketing, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby.

         NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the North Carolina Business Corporation Act ("NCBCA"), Acquisition Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Acquisition Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Acquisition Sub in accordance with the NCBCA.

     1.2 Effective Time. Subject to the provisions of this Agreement, the Merger shall become effective when the Articles of Merger (the "Articles of Merger"), executed in accordance with the relevant provisions of the NCBCA, is filed with the Secretary of State of the State of North Carolina (the "Secretary of State"). When used in this Agreement, the term "Effective Time" shall mean the date and time at which the Articles of Merger is filed with the Secretary of State. The filing of the Articles of Merger shall be made as soon as reasonably practicable (but not later than the first business day) after the satisfaction or waiver of the conditions to the Merger set forth herein.

     1.3 Effects of the Merger. The Merger shall have the effects set forth in the NCBCA.

     1.4 Articles of Incorporation and Bylaws; Directors and Officers.
         ------------------------------------------------------------

         (a) The Articles of Incorporation and the Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended by the Articles of Merger to make such changes regarding the capitalization of the Surviving Corporation as the Purchasers may request and, as so amended, the Articles of Incorporation and the Bylaws of the Company shall be the Articles of Incorporation and the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

         (b) The directors of the Company at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Corporation's Articles of Incorporation and Bylaws.

         (c) The officers of the Company at the Effective Time and such other persons as designated by Marketing shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Corporation's Articles of Incorporation and Bylaws.

     1.5 The Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place (a) at such time and place as the parties shall agree on the first business day following the day on which the last to be fulfilled or waived of the conditions set forth in Article 6 shall be fulfilled or waived in accordance herewith or (b) at such other time, date or place as the parties may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

                                   ARTICLE 2

                       EFFECT OF THE MERGER ON SECURITIES
                                 OF THE COMPANY

     2.1 Conversion of Acquisition Sub Stock. At the Effective Time, each share of Acquisition Sub Stock outstanding immediately prior to the Effective Time shall cease to be outstanding, shall be cancelled and retired and shall cease to exist and each holder of a certificate or certificates representing any such shares of Acquisition Sub Stock shall thereafter cease to have any rights with respect thereto.

     2.2 Conversion of Company Stock.
         ---------------------------

         (a) Subject to Section 2.2(b), at the Effective Time each issued and outstanding share of Company Stock (other than Continuing Shares and Dissenting Shares as hereinafter defined) shall be converted into the right to receive $8.00, in cash, without interest (the "Merger Consideration"). All such shares of Company Stock, when so converted, shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and each holder of a certificate or certificates (the "Certificates") representing any such shares of Company Stock shall thereafter cease to have any rights with respect thereto, except the right to receive the Merger Consideration. At the Effective Time, each Certificate representing any Continuing Shares shall thereafter without any action on the part of the holder thereof, be deemed to represent the same number of shares of the Surviving Corporation.

         (b) Notwithstanding any provision of this Agreement to the contrary, if required by the NCBCA but only to the extent required thereby, shares of Company Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Company Stock who have properly exercised appraisal rights with respect thereto in accordance with the NCBCA (the "Dissenting Shares") will not be exchangeable for the right to receive the Merger Consideration, and holders of such shares of Company Stock will be entitled to receive payment of the appraised value of such shares of Company Stock in accordance with the provisions of the NCBCA unless and until such holders shall fail to perfect or shall effectively withdraw or shall have lost their rights to appraisal and payment under the NCBCA. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Company Stock will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon. The Company will give the Purchasers prompt notice of any demands received by the Company for appraisals of shares of Company Stock. The Company shall not, except with the prior written consent of the Purchasers, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

         (c) At or prior to the Effective Time, the Company shall have made arrangements, the effect of which shall be that no shares of Company Stock or other capital stock of the Company or the Surviving Corporation shall be issuable pursuant to options or warrants to purchase shares, or securities convertible into shares, of Company Stock.

     2.3 Exchange of Certificates.
         ------------------------

         (a) Prior to the Effective Time, the Company shall appoint a bank or trust company to act as paying agent hereunder, (the "Paying Agent") for the payment of the Merger Consideration upon surrender of Certificates. All of the fees and expenses of the Paying Agent shall be borne by the Surviving Corporation.

         (b) Marketing shall take all steps necessary to enable and cause the Surviving Corporation to provide the Paying Agent with cash in amounts necessary to pay the Merger Consideration, when and as such amounts are needed by the Paying Agent.

         (c) As soon as reasonably practicable after the Effective Time but no later than 20 days of such time, the Paying Agent shall mail to each holder of record of Company Stock immediately prior to the Effective Time (excluding any Dissenting Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of such Certificates to the Paying Agent and shall be in such form and have such other provisions as the Surviving Corporation shall reasonably specify) and (ii) instructions for the use thereof in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by the Surviving Corporation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a bank check in the amount of cash into which the shares of Company Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.2, and the Certificates so surrendered shall forthwith be canceled. No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate. If payment is to be made to a person other than the person in whose name the Certificate so surrendered is registered, it shall be a condition of payment that such Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the transfer of such Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.

     Until surrendered as contemplated by this Section 2.3, each Certificate (other than Certificates representing Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.2.

         (d) None of Marketing, Acquisition Sub, the Company, the Surviving Corporation, the Paying Agent or any other person shall be liable to any former holder of shares of Company Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

         (e) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, deliverable in respect thereof pursuant to this Agreement.

     2.4 Closing of Transfer Books. At or after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article 2.

     2.5 No Further Ownership Rights in Company Stock. From and after the Effective Time, the holders of shares of Company Stock which were outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Stock except as otherwise provided in this Agreement or by applicable law. All cash paid upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Stock.

                                   ARTICLE 3

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to the Purchasers that, except as set forth in schedules hereto specifically referring to the Sections hereof intended to be so qualified (the "Schedules"):

     3.1 Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. The Company is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company. For purposes of this Agreement, "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to Marketing, Acquisition Sub or the Company, as the case may be, any change or effect, either individually or in the aggregate, that is materially adverse to the business, assets, financial condition or results of operations of Marketing, Acquisition Sub, or the Company, as the case may be.

     3.2 Capital Structure. The authorized capital stock of the Company consists of 800,000,000 shares, of which all shares are designated as Company Stock.

     At the date hereof (i) 19,420,000 shares of Company Stock were issued and outstanding. All outstanding shares of Company Stock are validly issued, fully paid and nonassessable and not subject to preemptive rights.

     As of the date hereof, there are no options, warrants, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company.

     3.3 Authority; Non-Contravention.
         ----------------------------

         (a) The Board of Directors of the Company has approved this Agreement and determined that the Merger is fair and in the best interests of the Company and its shareholders, and the Company has all requisite corporate power and authority to enter into this Agreement and, subject to approval of the Merger by the shareholders of the Company as set forth in Section 6.1(a), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to such approval of the Merger by the shareholders of the Company as set forth in Section 6.1(a). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, contractually require any offer to purchase or any prepayment of any debt, contractually require the payment of (or result in the vesting of) any severance, golden parachute, change of control or similar type of payment, or give rise to the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company under, any provision of:

              (i) the Articles of Incorporation or Bylaws of the Company,

              (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, concession, franchise or license (any of the foregoing, an "Instrument") applicable to the Company (other than Instruments involving aggregate payments by or to the Company of $100,000 or less), or

              (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to, or Company Permit (as defined in Section 3.7) of or relating to, the Company or any of its properties or assets, other than, in the case of clauses (ii) or (iii), any such conflicts, violations, defaults, rights, offers, prepayments, payments, losses or liens, that, individually or in the aggregate, would not have a Material Adverse Effect on the Company, materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

         (b) No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory or administrative agency, authority or tribunal (a "Governmental Entity") is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (i) in connection or in compliance with the provisions of the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the "Exchange Act"), (ii) the filing of the Articles of Merger with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business,
(iii) such filings and approvals as may be required by any applicable state securities or "blue sky" laws or state takeover laws, and (iv) such other consents, orders, authorizations, registrations, approvals, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on the Company, materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

     3.4 SEC Documents.
         -------------

         (a) Since May 1, 2000, the Company has filed all documents with the Securities and Exchange Commission ("SEC") required to be filed under the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder) (the "Securities Act"), or the Exchange Act (such documents filed with the SEC on or before the date of this Agreement being the "Company SEC Documents"). As of their respective dates, (i) the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements contained in Quarterly Reports on Form 10-Q of the Company, as permitted by the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the financial position of the Company as at the dates thereof and the results of its operations and changes in shareholders' equity and cash flow for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

         (b) Except as set forth in the Company SEC Documents, the Company has no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles, except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since October 31, 2001 which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

         (c) To the extent there are such and to the extent permitted by applicable law, the Company has heretofore made available to Purchasers a complete and correct copy of any amendments or modifications which have not yet been filed with the SEC to agreements, documents or other instruments which previously have been filed with the SEC pursuant to the Exchange Act.

     3.5 Absence of Certain Events. Since October 31, 2001, the Company has operated its business only in the ordinary course consistent with past practice and, except as contemplated by this Agreement or disclosed in the Company SEC Documents, there has not occurred any Material Adverse Change in the Company;

                                   ARTICLE 4

                REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

     Each of the Purchasers represents and warrants to the Company as follows:

     4.1 Organization, Standing and Power. Each of the Purchasers is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted.

     4.2 Authority; Non-Contravention.
         ----------------------------

         (a) Each of the Purchasers has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of the Purchasers and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on its part. This Agreement has been duly executed and delivered by each of the Purchasers and constitutes its valid and binding obligation, enforceable against it in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or give rise to the loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of Marketing or Acquisition Sub under, any provision of:

              (i) Its Articles or Certificate of Incorporation or Bylaws,

              (ii) any Instrument applicable to it, or

              (iii) subject to the governmental filings and other matters referred to in Section 4.2(b), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to it or any of its properties or assets, other than, in the case of clauses (ii) or (iii), any such conflicts, violations, defaults, rights, offers, prepayments, payments, losses or liens, that, individually or in the aggregate, would not have a Material Adverse Effect on it, materially impair its ability to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

         (b) No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to it in connection with its execution and delivery of this Agreement or its consummation of the transactions contemplated hereby, except for (i) in connection with or in compliance with the provisions of the Exchange Act, (ii) the filing of the

Articles of Merger with the Secretary of State and appropriate documents with the relevant authorities of other states in which Acquisition Sub is qualified to do business, (iii) such filings and approvals as may be required by any applicable state securities or "blue sky" laws or state takeover laws, and (iv) such other consents, orders, authorizations, registrations, approvals, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on it, materially impair its ability to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

     4.3 Brokers. No broker, investment banker or other person is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Marketing or Acquisition Sub.

     4.4 Litigation. There are no actions, suits, proceedings, investigations or reviews pending against Marketing or Acquisition Sub or, to its knowledge, threatened against it, at law or in equity, or before or by any federal or state commission, board, bureau, agency, regulatory or administrative instrumentality or other Governmental Entity or any arbitrator or arbitration tribunal.

     4.5 Capital Structure and Shareholders.
         ----------------------------------

         (a) Pursuant to the agreement by and among the members of the Offering Group and Marketing, each of the members of the Offering Group (i) has agreed to transfer to the Offering Group the number of Offering Group Shares designated opposite his or her name on Schedule 4.5 hereto as "Continuing Shares" immediately prior to the Effective Time; and (ii) has granted to James H. Ridinger, as sole director of Marketing, an irrevocable proxy to vote all Offering Group Shares set forth opposite his name on Schedule 4.5 in favor of the Merger and on all matters relating to the Merger and special power of attorney to transfer ownership of such Offering Group Shares to Marketing in the event of the failure of such Offering Group member to do so in accordance with clause (i) hereof.

         (b) The authorized capital stock of Acquisition Sub consists of 1000 shares, of which all shares are designated as Acquisition Sub Stock. At the date hereof (i) 1000 shares of Acquisition Sub Stock were issued and outstanding and held by Marketing, and (ii) no shares of Acquisition Sub Stock are held by Acquisition Sub in its treasury. All outstanding shares of Acquisition Sub are validly issued, fully paid and nonassessable and not subject to preemptive rights.

                                   ARTICLE 5

                                   COVENANTS

     5.1 Interim Operations of the Company.
         ---------------------------------

         (a) From and after the date of this Agreement until the Effective Time, except as contemplated by any other provision of this Agreement, unless Acquisition Sub has consented in writing thereto, the Company:

              (i) shall conduct its operations according to its usual, regular and ordinary course in substantially the same manner as heretofore conducted;

              (ii) shall use its reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with it;

              (iii) shall not amend its Articles of Incorporation or Bylaws or comparable governing instruments;

              (iv) shall not make any tax election except consistent with past practice or settle or compromise any material income tax liability;

              (v) shall not settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby; or

              (vi) shall not agree or otherwise commit to take any of the foregoing actions or take, or agree to take, any action which would result in a failure of the condition to Closing set forth in Section 6.3(a).

     5.2 Meeting of the Company's Shareholders. The Company will take all action necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a meeting of its shareholders (the "Meeting of Shareholders") as promptly as practicable to consider and vote upon the approval of this Agreement and the Merger. The Board of Directors of the Company shall refrain from recommending such approval, but each of Acquisition Sub and the Company shall take all appropriate and lawful action to solicit such approval, including, without limitation, timely mailing the Proxy Statement (as defined in Section 5.6); provided, however, that such solicitation is subject to any action (including any withdrawal) taken by, or upon authority of, the Board of Directors of the Company in the exercise of its good faith judgment based upon the advice of outside counsel as to its fiduciary duties imposed by law.

     5.3 Filings, Other Action. Subject to the terms and conditions herein provided, the Company and the Purchasers shall:

              (a)  use all reasonable efforts to cooperate with one another in
(i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and

              (b) use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of each of Marketing, Acquisition Sub and the Company, as appropriate, shall take all such necessary action.

     5.4 Inspection of Records. From the date hereof to the Effective Time, the Company shall (i) allow all designated officers, attorneys, accountants and other representatives of the Purchasers reasonable access at all reasonable times upon reasonable notice to the offices, records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of the Company, (ii) furnish to the Purchasers' counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request,
(iii) instruct its employees, counsel and financial advisors to cooperate with Acquisition Sub and Marketing in their investigation of the business of the Company, and (iv) make its management personnel available for discussions with representatives of the Purchasers at mutually convenient times.

     5.5 Publicity. The initial press release relating to this Agreement shall be a joint press release and thereafter the Company, the Purchasers shall, subject to their respective legal obligations (including requirements of stock exchanges and other similar regulatory bodies), consult with each other, and use all reasonable efforts to agree upon the text of any press release, before issuing any such press release or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any Governmental Entity or with any national securities exchange (or other similar regulatory body) with respect thereto.

     5.6 Proxy Statement and Other SEC Filings.
         -------------------------------------

         (a) The Company shall prepare and file with the SEC as soon as practicable a preliminary form of the proxy statement (the "Proxy Statement") to be mailed to the holders of Company Stock in connection with the Meeting of Shareholders. The Company will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act. The Company will use its reasonable best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be cleared by the SEC. The Company will notify the Purchasers of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply the Purchasers with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement prior to its being filed with the SEC and shall give Marketing the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company and Marketing agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC. As promptly as practicable after the Proxy Statement has been cleared by the SEC, the Company shall mail the Proxy Statement to the shareholders of the Company. If at any time prior to the approval of this Agreement by the Company's shareholders there shall occur any event that should be set forth in an amendment or supplement to the Proxy

Statement, the Company will prepare and mail to its shareholders such an amendment or supplement.

         (b) The Company agrees that the Proxy Statement and each amendment or supplement thereto at the time of mailing thereof and at the time of the Meeting of Shareholders will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by the Company in reliance upon and in conformity with written information concerning the Purchasers furnished to the Company by the Purchasers specifically for use in the Proxy Statement. Each of the Purchasers agrees that the information concerning such Purchaser provided by it in writing for inclusion in the Proxy Statement and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Meeting of Shareholders will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         (c) The parties hereto, together with the Offering Group (each, for purposes of this paragraph c and the following paragraph d, a "Filing Person" and collectively "Filing Persons") shall prepare and file with the SEC as soon as practicable a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") in connection with the Merger. The parties hereto will cause the Schedule 13E-3 to comply as to form in all material respects with the applicable provisions of the Exchange Act. Each of the parties hereto will use its reasonable best efforts to respond to any comments of the SEC or its staff and to cause the Schedule 13E-3 to be cleared by the SEC. Each party will notify each other Filing Person of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Schedule 13E-3 or for additional information and will supply the other Filing Persons with copies of all correspondence between it or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Schedule 13E-3 prior to its being filed with the SEC and shall give the other Filing Persons and their respective counsel the opportunity to review all amendments and supplements to the Schedule 13E-3 and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the parties hereto agrees to use its reasonable best efforts, after consultation with the other Filing Persons, to respond promptly to all such comments of and requests by the SEC. Marketing agrees to cause the filing in cooperation with the Surviving Corporation and the Offering Group of a final Schedule 13E-3 promptly after the consummation of the Merger.

         (d) Each party hereto agrees that the Schedule 13E-3 and each amendment or supplement thereto at the time of the final filing will not include, as to such party, an untrue statement of a material fact or omit to state, with respect to such party, a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     5.7 Further Action. Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the Merger.

     5.8 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses except as expressly provided herein.

     5.9 Indemnification.
         ---------------

         (a) From and after the Effective Time, Marketing agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless all past and present officers and directors of the Company, including directors acting as members of a committee of the Board of Directors (the "Indemnified Parties") to the full extent such persons may be indemnified by the Company pursuant to the Company's Articles of Incorporation and Bylaws as in effect as of the date hereof and the NCBCA for acts and omissions occurring at or prior to the Effective Time and shall advance reasonable litigation expenses incurred by such persons in connection with defending any action arising out of such acts or omissions, provided that such persons provide the requisite affirmations and undertakings, as required by applicable law or set forth in the Company's Articles of Incorporation or Bylaws as in effect prior to the Effective Time.

         (b) Any Indemnified Party will promptly notify Marketing and the Surviving Corporation of any claim, action, suit, proceeding or investigation for which such party may seek indemnification under this Section; provided, however, that the failure to furnish any such notice shall not relieve Marketing or the Surviving Corporation from any indemnification obligation under this Section except to the extent Marketing or the Surviving Corporation is prejudiced thereby. In the event of any such claim, action, suit, proceeding, or investigation, (x) the Surviving Corporation will have the right to assume the defense thereof by counsel reasonably acceptable to the Indemnified Parties, and the Surviving Corporation will not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred thereafter by such Indemnified Parties in connection with the defense thereof, except that all Indemnified Parties (as a group) will have the right to retain one separate counsel, reasonably acceptable to such Indemnified Parties and Marketing, at the expense of the indemnifying party if the named parties to any such proceeding include both the Indemnified Parties and the Surviving Corporation and the representation of such parties by the same counsel would be inappropriate due to a conflict of interest between them, (y) the Indemnified Parties will cooperate in the defense of any such matter, and (z) the Surviving Corporation will not be liable for any settlement effected without its prior written consent.

         (c) This Section 5.9 is intended to benefit the Indemnified Parties and shall be binding on all successors and assigns of Marketing, the Company and the Surviving Corporation. Marketing hereby guarantees the performance by the Surviving Corporation of the indemnified obligations pursuant to this
Section 5.9.

     5.10 Takeover Statute. If any "fair price", "moratorium", "control share acquisition" or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby, the Company and the members of the Board of Directors of the Company shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

     5.11 Conduct of Business by the Purchasers Pending the Merger. Prior to the Effective Time and subject to any applicable regulatory approvals, each of the Purchasers shall perform its obligations under this Agreement in accordance with the terms hereof and thereof and take all other actions necessary or appropriate for the consummation of the transactions contemplated hereby.

     5.12 Transfer of Offering Group Shares. Prior to the Effective Time, Marketing shall use its reasonable efforts to cause the consummation of the transfer by the members of the Offering Group to it of the number of Offering Group Shares set forth in Schedule 4.5 as described in Section 4.5(a).

     5.13 Conveyance Taxes. The Company and the Purchasers shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

                                   ARTICLE 6

                              CONDITIONS TO MERGER

     6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

         (a) This Agreement and the transactions contemplated hereby shall have been approved, in the manner required by applicable law or by the applicable regulations of any stock exchange or other regulatory body, as the case may be, by the holders of the majority of the issued and outstanding shares of the Company Stock entitled to be voted thereon excluding any Offering Group Shares or Continuing Shares.

         (b) None of the parties hereto shall be subject to any order or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement. In the event any such order or injunction shall have been issued, each party agrees to use its reasonable efforts to have any such injunction lifted.

         (c) All consents, authorizations, orders and approvals of (or filings or registrations with) any Governmental Entity required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a Material Adverse Effect on Marketing, Acquisition Sub or the Company following the Effective Time.

     6.2 Conditions to Obligation of Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

         (a) Each of the Purchasers shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date, and the respective representations and warranties of the Purchasers contained in this Agreement and in any document delivered in connection herewith shall be true and correct as of the Closing Date, except
(i) for changes specifically permitted by this Agreement or otherwise accepted in writing by the Company, (ii) for non-performance or breaches which, separately or in the aggregate, would not have a Material Adverse Effect on Marketing or Acquisition Sub or on the ability of the parties to consummate the transactions contemplated by this Agreement and (iii) that those representations and warranties which address matters only as of a particular date shall remain true and correct, in all material respects, as of such date.

         (b) There shall not have been any action taken, or any statute, rule, regulation, order, judgment or decree proposed, enacted, promulgated, entered, issued, or enforced by any Governmental Entity, and there shall be no action, suit or proceeding pending (with a reasonable likelihood of success), which (i) makes this Agreement, the Merger, or any of the other transactions contemplated by this Agreement illegal or imposes or may impose material damages or penalties in connection therewith, or (ii) otherwise prohibits, restricts, or delays consummation of the Merger or any of the other transactions contemplated by this Agreement in any material respect.

     6.3 Conditions to Obligation of the Purchasers to Effect the Merger. The obligations of the Purchasers to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

         (a) The Company shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date, and the representations and warranties of the Company contained in this Agreement and in any document delivered in connection herewith shall be true and correct as of the Closing Date, except (i) for changes specifically permitted by this Agreement or otherwise accepted in writing by the Purchasers, (ii) for non-performance or breaches which, separately or in the aggregate, would not have a Material Adverse Effect on the Company, the Purchasers or on the ability of the parties to consummate the transactions contemplated by this Agreement and (iii) that those representations and warranties which address matters only as of a particular date shall remain true and correct, in all material respects, as of such date.

         (b) From the date of this Agreement through the Effective Time, there shall not have occurred any Material Adverse Change with respect to the Company.

         (c) There shall not have been any action taken, or any statute, rule, regulation, order, judgment or decree proposed, enacted, promulgated, entered, issued, or enforced by any Governmental Entity, and there shall be no action, suit or proceeding pending (with a reasonable likelihood of success), which
(i) makes this Agreement, the Merger, or any of the other transactions contemplated by this Agreement illegal or imposes or may impose material damages or penalties in connection therewith, (ii) requires the divestiture of a material portion of the business of Marketing, or of the Company or of the Surviving Corporation taken as a whole, (iii) imposes material limitations on the ability of Marketing effectively to exercise full rights of ownership of shares of capital stock of the Surviving Corporation (including the right to vote such shares on all matters properly presented to the shareholders of the Surviving Corporation) or makes the holding by Marketing of any such shares illegal or subject to any materially burdensome requirement or condition, (iv) requires Marketing, the Company, the Surviving Corporation or any of their respective material affiliates to cease or refrain from engaging in any material business, or (v) otherwise prohibits, restricts, or delays consummation of the Merger or any of the other transactions contemplated by this Agreement in any material respect or increases or may increase in any material respect the liabilities or obligations of Marketing or the Surviving Corporation arising out of this Agreement, the Merger, or any of the other transactions contemplated by this Agreement.

         (d) Not more than 5% of the outstanding shares of the Company entitled to vote at the Meeting of Shareholders shall have perfected appraisal rights in respect of the Merger.

                                   ARTICLE 7

                                  TERMINATION

     7.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the shareholders of the Company, by the mutual consent of Marketing, Acquisition Sub and the Company.

     7.2 Termination by any Party. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of any party hereto if (a) the Merger shall not have been consummated by July 31, 2002, (b) the approval of the Company's shareholders required by Section 6.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof or (c) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this clause (c) shall have used all reasonable efforts to remove such injunction, order or decree; and provided, in the case of a termination pursuant to clause (a) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by July 31, 2001.

     7.3 Extension, Waiver.
         -----------------

     At any time prior to the Effective Time, any party hereto, by action taken by its Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE 8

                               GENERAL PROVISIONS

     8.1 Nonsurvival of Representations, Warranties and Agreements. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall be deemed to the extent expressly provided herein to be conditions to the Merger and shall not survive the Merger, provided, however, that the agreements contained in Article 2 shall survive the Merger.

     8.2 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of
Section 5.9, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     8.3 Entire Agreement. This Agreement, the Schedules, and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

     8.4 Amendment. This Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors, at any time before or after approval of matters presented in connection with the Merger by the shareholders of the Company, but after any such shareholder approval, no amendment shall be made which by law requires the further approval of shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     8.5 Governing Law. This Agreement shall be governed by, and construed in accordance with the laws of North Carolina applicable to contracts executed and to be performed entirely within that State without regard to the conflicts of laws principles thereof.

     8.6 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

     8.7 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

     8.8 Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

     8.9 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

     8.10 Incorporation of Schedules. The Schedules attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

     8.11 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     8.12 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to obtain an injunction or injunctions to prevent breaches of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. By each party's execution and delivery hereof, such party hereby irrevocably submits to the jurisdiction of any such court in connection with any such suit or proceeding, irrevocably waives any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any action or proceeding in such jurisdiction in respect of this Agreement or any document related hereto and each waives personal service of any summons, complaint or other process which may be made by any other means permitted by North Carolina law. EACH PARTY HERETO IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY SUIT OR PROCEEDING BROUGHT TO ENFORCE OR INTERPRET THIS AGREEMENT.

     IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

                                         MARKET AMERICA, INC.



                                         By:      /s/ James H. Ridinger
                                             -----------------------------------
                                                  James H. Ridinger
                                                  President

                                         MIRACLE MARKETING INC.



                                         By:      /s/ James H. Ridinger
                                             -----------------------------------
                                                  James H. Ridinger
                                                  President

                                         MA ACQUISITION SUB INC.



                                         By:  Miracle Marketing Inc.,
                                                  Its Sole Shareholder



                                         By:      /s/ James H. Ridinger
                                             -----------------------------------
                                                  James H. Ridinger
                                                  President

                                  SCHEDULE 4.5
                                  ------------


----------------------------    ---------------------   ------------------------
   OFFERING GROUP MEMBERS       OFFERING GROUP SHARES       CONTINUING SHARES
----------------------------    ---------------------    -----------------------
James H. Ridinger                         15,040,200                  15,040,200
----------------------------    ---------------------    -----------------------
Loren A. Ridinger                            101,450                     101,450
----------------------------    ---------------------    -----------------------
Martin L. Weissman                          532,0001                     300,000
----------------------------    ---------------------    -----------------------
Marc Ashley                                  150,000                     150,000
----------------------------    ---------------------    -----------------------
Dennis J. Franks                              50,000                      50,000
----------------------------    ---------------------    -----------------------
Joseph V. Bolyard                             20,000                      20,000
----------------------------    ---------------------    -----------------------
Andrew Weissman                               50,000                      50,000
----------------------------    ---------------------    -----------------------
TOTAL                                     15,943,650                  15,711,650
----------------------------    ---------------------    -----------------------



-------------------
1 Includes 232,000 shares of Market America Stock beneficially owned by Martin L. Weissman IRA, T.D. Waterhouse Custodian.

                                                                         ANNEX B

                                   ARTICLE 13.

                               DISSENTERS' RIGHTS.

             Part 1. Right to Dissent and Obtain Payment for Shares.

SS.55-13-01.  DEFINITIONS.
     In this Article:
              (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
              (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S.55-13-20 through 55-13-28.
              (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
              (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.
              (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
              (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
              (7) "Shareholder" means the record shareholder or the beneficial shareholder. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39;
                      1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

SS. 55-13-02. RIGHT TO DISSENT.
       (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

              (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger whose shares are not affected under G.S. 55-11-04) is a party unless
                      (i) approval by the shareholders of that corporation is

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                      not required under G.S. 55-11-03(g) or (ii) such shares
                      are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;
              (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;
              (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;
              (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under G.S. 55-6-04; or (vi) changes the corporation into a nonprofit corporation or cooperative organization; or
              (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
       (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.
       (c) Notwithstanding any other provision of this Article, there shall be no right of shareholders to dissent from, or obtain payment of the fair value of the shares in the event of, the corporate actions set forth in subdivisions
(1), (2), or (3) of subsection (a) of this section if the affected shares are any class or series which, at the record date fixed to determine the share-holders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or (ii) held by at least 2,000 record shareholders. This subsection does not apply in cases in which either:


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              (1)     The  articles of incorporation, bylaws, or a resolution of the board of directors of the corporation issuing the shares provide otherwise; or (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:
                      a.    Cash;
                      b.    Shares, or shares and cash in lieu of fractional
                            shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held by at least 2,000 record shareholders; or
                      c.    A combination of cash and shares as set forth in
                            sub-subdivisions a. and b.of this subdivision.

SS.55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

       (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.
       (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:
              (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and
              (2) He does so with respect to all shares of which he is the the beneficial shareholder.

              Part 2. Procedure for Exercise of Dissenters' Rights.

SS.55-13-20.  NOTICE OF DISSENTERS' RIGHTS.
       (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.
       (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert


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dissenters' rights that the action was taken and send them the dissenters'
notice described in G.S. 55-13-22.
     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SS.55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.
       (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:
              (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and
              (2)     Must not vote his shares in favor of the proposed action.
       (b)    A shareholder who does not satisfy the requirements of subsection
(a) is not entitled to payment for his shares under this Article.

SS. 55-13-22.  DISSENTERS' NOTICE.
       (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.
       (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:
              (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
              (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
              (3)     Supply a form for demanding payment;
              (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and
              (5)     Be accompanied by a copy of this Article.

SS.55-13-23.  DUTY TO DEMAND PAYMENT.
       (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.


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       (b)    The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.
       (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this Article.

SS. 55-13-24.  SHARE RESTRICTIONS.
       (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.
       (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

SS. 55-13-25. PAYMENT.
       (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.
       (b)    The payment shall be accompanied by:
              (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;
              (2) An explanation of how the corporation estimated the fair value of the shares;
              (3)     An explanation of how the interest was calculated;
              (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and
              (5)     A copy of this Article.

SS.55-13-26.  FAILURE TO TAKE ACTION.
       (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.


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SS.55-13-28.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT
              OR FAILURE TO PERFORM.

       (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:
              (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;
              (2)     The corporation fails to make payment under G.S. 55-13-25;
                      or
              (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertifica-ted shares within 60 days after the date set for demanding payment.
       (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

                      Part 3. Judicial Appraisal of Shares.

SS. 55-13-30. COURT ACTION.
       (a) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.
       (a1)   Repealed by Session Laws 1997-202, s. 4.
       (b)    Reserved for future codification purposes.
       (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.
       (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to


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consummation of the corporate action giving rise to the right of dissent under
G.S. 55-13-02, there is no right to a trial by jury.
       (e) Each dissenter made a party to the proceeding is entitled to judg-ment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SS.55-13-31.  COURT COSTS AND COUNSEL FEES.
       (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.
       (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
              (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or
              (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.
       (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

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